Exhibit 99.1

Execution Version

AGREEMENT OF MERGER AND ACQUISITION

dated as of November 4, 2020

by and among

APHRIA INC.,

PROJECT GOLF MERGER SUB, LLC,

SW BREWING COMPANY, LLC,

SWBC CRAFT HOLDINGS LP,

SWBC CRAFT MANAGEMENT, LLC,

SWBC BLOCKER SELLER, LP

and

CHILLY WATER, LLC

i

(continued)

3.13.	Subsequent Events	30
3.14.	Insurance	31
3.15.	Licenses and Permits	31
3.16.	Environmental Matters	31
3.17.	Tax Matters.	32
3.18.	Labor and Employee Benefits	34
3.19.	Real Property	38
3.20.	Suppliers; Distributors	38
3.21.	Accounts Receivable, Accounts Payable	39
3.22.	Regulatory	39
3.23.	Payments; Foreign Corrupt Practices Act; U.S. Export and Sanctions Laws	40
3.24.	Inventory; Returns	41
3.25.	Product Warranties; Recalls	42
3.26.	Trade Programs	42
3.27.	Bank Accounts	42
3.28.	Cares Act	42
3.29.	Brokers	43
3.30.	Acknowledgement of No Other Representations or Warranties	43

Article IV REPRESENTATIONS AND WARRANTIES OF BLOCKER, BLOCKER GP and blocker seller		43

4.1.	Organization	43
4.2.	Authority	44
4.3.	Capitalization	44
4.4.	Blocker Interests	44
4.5.	No Violations and Consents	44
4.6.	Litigation and Compliance with Laws	45
4.7.	Purpose	46
4.8.	No Employees	46
4.9.	No Broker	46
4.10.	Taxes	46
4.11.	Acknowledgement of No Other Representations or Warranties	47

Article V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		47

5.1.	Organization	47
5.2.	Authority	47
5.3.	No Violations and Consents	48
5.4.	Litigation	48
5.5.	Sufficient Funds	49
5.6.	R&W Policy	49
5.7.	Brokers	49
5.8.	Absence of Certain Changes	49
5.9.	Restrictions on Payment	49

(continued)

5.10.	Parent Public Company Reports; Financial Statements; No Undisclosed Liabilities.	49
5.11.	Legal Compliance	50
5.12.	No Required Vote	51
5.13.	Solvency	51
5.14.	Investment Intent	51
5.15.	Acknowledgement of No Other Representations or Warranties	52

Article VI COVENANTS		53

6.1.	Certain Governmental Matters	53
6.2.	Conduct of Business by the Company and its Subsidiaries and the Blocker Pending the Transactions	54
6.3.	Access to Information	58
6.4.	Further Assurances	59
6.5.	Directors & Officers Indemnification and Insurance	60
6.6.	Employee Benefit Matters	60
6.7.	Intercompany Accounts	62
6.8.	Tax Matters	62
6.9.	Financing Covenants	64
6.10.	Blocker Actions	65
6.11.	Securityholders’ Representative	65
6.12.	Post-Closing Registration	67
6.13.	Regulatory	70
6.14.	Release	71
6.15.	PPP Loan	71
6.16.	R&W Policy	72
6.17.	Tax Exemption Certificates	72
6.18.	Blocker Seller Access to Information	72
6.19.	PPP Escrow Agreement	72

Article VII CONDITIONS TO THE TRANSACTIONS		72

7.1.	Conditions to Obligations of Each Party to Effect the Transactions	72
7.2.	Additional Conditions to Obligations of Parent and Merger Sub	73
7.3.	Additional Conditions to Obligations of the Company and Blocker Seller	74

Article VIII TERMINATION		74

8.1.	Termination	74
8.2.	Effect of Termination	75

Article IX NO SURVIVAL; NO RECOURSE		76

9.1.	No Survival	76
9.2.	No Recourse	76

Article X GENERAL PROVISIONS		76

10.1.	Cost and Expenses	76

(continued)

10.2.	Amendment, Modification and Waiver	77
10.3.	Savings Clause	77
10.4.	Entire Agreement	77
10.5.	Assignment; Successors and Assigns	77
10.6.	Parties in Interest	77
10.7.	Mutual Drafting; Interpretation; Headings; Disclosure Letter	78
10.8.	Governing Law	79
10.9.	Venue	79
10.10.	Waiver of Jury Trial and Certain Damages	79
10.11.	Notices	80
10.12.	Public Announcements	82
10.13.	Counterparts	83
10.14.	Enforcement of Agreement	83
10.15.	Limitation on Recourse	83

AGREEMENT OF MERGER AND ACQUISITION

This Agreement of Merger and Acquisition dated as of November 4, 2020 (this “Agreement”), is entered into by and among Aphria Inc., a corporation existing under the Ontario Business Corporations Act (“Parent”), Project Golf Merger Sub, LLC, Delaware limited liability company (“Merger Sub”), SW Brewing Company, LLC, a Delaware limited liability company (the “Company”), SWBC Craft Holdings LP, a Delaware limited partnership (“Blocker”), SWBC Craft Management, LLC (the “Blocker GP”), SWBC Blocker Seller, LP, a Delaware limited partnership ( “Blocker Seller” and, together with the Blocker GP, collectively, “Blocker Partners”), and Chilly Water, LLC, a Delaware limited liability company (“Securityholders’ Representative”).

RECITALS:

WHEREAS, Parent indirectly owns all of the issued and outstanding membership interests of Merger Sub (the “Merger Sub Units”);

WHEREAS, the Company owns all of the issued and outstanding membership interests of Cheese Grits, LLC, a Georgia limited liability company (“Cheese Grits”), and immediately prior to the Closing, the Company will enter into that certain Redemption Agreement, substantially in the form attached hereto as Exhibit A whereby, as further reflected on Schedule I thereto, the Company will redeem, immediately prior to the Effective Time, certain Class O Units (the “Redeemed Units”) from Class O Members (each a “Redeemed Holder”) of the Company in exchange for all of the issued and outstanding membership interests of Cheese Grits, resulting in Cheese Grits no longer being a Subsidiary of the Company (the foregoing, the “Redemption”);

WHEREAS, the Blocker GP owns all of the issued and outstanding general partner interests of Blocker (the “Blocker GP Interests”) and the Blocker Seller owns all of the issued and outstanding limited partner interests of the Blocker (the “Blocker LP Interests” and, together with the Blocker GP Interests, collectively, the “Blocker Interests”), which Blocker, immediately following completion of the transactions set forth on Schedule I (the “Pre-Closing Blocker Reorganization”) will own Class T Units of the Company, with the remainder of the outstanding Units owned by the other Persons set forth on Section 3.2(a) of the Disclosure Letter (each, a “Unitholder”);

WHEREAS, each Blocker Partner desires to sell (the “Blocker Sale”) to Parent (or a Subsidiary thereof), and Parent desires to purchase (or cause a Subsidiary to purchase) from each Blocker Partner, all of such Blocker Partner’s right, title and interest in and to the Blocker Interests held by such Blocker Partner, on the terms and subject to the conditions hereinafter set forth;

WHEREAS, immediately following the closing of the Blocker Sale, on the terms and subject to the conditions hereinafter set forth, Parent and the Company desire to cause Merger Sub to merge (the “Merger,” and together with the Blocker Sale, the “Transactions”) with and into the Company, with the Company being the surviving limited liability company and becoming an indirectly wholly-owned Subsidiary of Parent;

WHEREAS, the respective board of directors, general partner, or other governing body of each of Parent, Merger Sub, the Company, the Blocker, and Blocker Seller deems it advisable and in the best interest of its respective entity and such entity’s respective stockholders or members, as applicable, to consummate the Transactions on the terms and conditions set forth in this Agreement;

WHEREAS, the Company has entered into the Bensch Consulting Agreement as of the date hereof, to be effective as of the Closing;

WHEREAS, unless otherwise expressly provided, each other defined term shall have the meaning given thereto in Annex I; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Transactions, and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, in consideration of the foregoing recitals, the representations, warranties and covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound hereby, the parties hereto hereby agree as follows:

AGREEMENT

Article I
BLOCKER SALE

1.1.            Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Blocker Closing (as hereafter defined), (a) Blocker Seller shall sell and transfer to Parent (or, if directed in writing by Parent, to Four Twenty Corporation, a Delaware corporation and wholly-owned subsidiary of Parent), and Parent agrees to purchase (or cause Four Twenty Corporation to purchase) from Blocker Seller, Blocker Seller’s right, title and interest in and to the Blocker LP Interests, and (b) the Blocker GP shall sell and transfer to Parent, and Parent agrees to purchase from the Blocker GP, the Blocker GP’s right, title and interest in and to the Blocker GP Interests.

1.2.            Consideration. The aggregate consideration to be paid by Parent (for itself or on behalf of Four Twenty Corporation) to or for the account of Blocker Seller in exchange for the purchase of the Blocker LP Interests shall be the amount payable to the Blocker Seller as set forth in the Payment Schedule. No consideration shall be payable by Parent to or for the account of the Blocker GP in exchange for the purchase of the Blocker GP Interests.

1.3.            Blocker Sale Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the purchase and sale of all Blocker Interests (the “Blocker Closing”) shall take place at the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, New York, New York 10020 or by mutual exchange of electronic signatures as soon as reasonably practicable, but no more than three (3) Business Days, following the satisfaction or waiver of all conditions to the obligations of Parent, Merger Sub, Blocker Seller and the Company to consummate the Transactions contemplated hereby (other than conditions with respect to actions Parent, Merger Sub, Blocker Seller and the Company will take at the Blocker Closing or Closing itself, but subject to such conditions being satisfied at the Blocker Closing or Closing, as applicable) or at such other place and time as is mutually agreed to in writing by Securityholders’ Representative and Parent. For all purposes of this Agreement, the Blocker Sale shall be deemed to have taken place immediately prior to the Closing. The term “Blocker Closing” as used herein shall refer to the actual conveyance, transfer, assignment and delivery of the Blocker Interests to Parent (or its Subsidiary) in exchange for the consideration to be delivered at the Blocker Closing pursuant to and in accordance with Section 2.11(f).

1.4.            Blocker Seller Deliverables at Blocker Closing. At the Blocker Closing, the Blocker Seller shall deliver or cause to be delivered to Parent:

(a)               a general partner interest and limited partner interest transfer agreement in a form reasonably acceptable to Parent;

(b)               an IRS Form W-9 for Blocker Seller;

(c)               a certificate signed by the Blocker GP, dated as of the Closing Date, certifying on behalf of Blocker as to: (A) the Organizational Documents of Blocker; and (B) a certificate of good standing of Blocker, certified by an appropriate authority of the Governmental Authority issuing such certificate in the jurisdiction of Blocker’s creation, formation or organization dated not earlier than ten (10) Business Days prior to the Closing Date;

(d)               a certificate signed by the Blocker GP, dated as of the Closing Date, certifying on behalf of the Blocker that the conditions set forth in Sections 7.2(b) and 7.2(c) as they relate to the representations, warranties and covenants of Blocker have been satisfied;

(e)               the Waiver Agreement, duly executed by SWBC Craft, LLC; and

(f)                written evidence that the Pre-Closing Blocker Reorganization has been effected.

1.5.            Authorization of the Transactions. Immediately following the execution and delivery of this Agreement, holders of Units holding a majority of the issued and outstanding Units (the “Approving Holders”) have executed a written consent in lieu of a meeting, with such written consent including resolutions approving and adopting the Transactions, entry into this Agreement by the applicable parties, and the consummation of the other transactions contemplated hereunder, as required by the Act, and appointing Securityholders’ Representative as representative, from and after the Closing, of the Unitholders (other than the Blocker). The parties hereto shall each take, as promptly as practicable, all such other actions as may be necessary or advisable under the Act and applicable Law in connection with this Agreement and the consummation of the Transactions contemplated hereunder.

Article II
THE MERGER

2.1.            The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware Limited Liability Company Act (the “Act”), at the Effective Time, Merger Sub shall be merged with and into the Company, with the Company surviving as an indirect wholly-owned Subsidiary of Parent. Following the consummation of the Merger, the separate limited liability company existence of Merger Sub shall cease and the Company shall continue as the surviving limited liability company (Merger Sub and the Company are sometimes referred to herein as the “Constituent Entities” and the Company following the consummation of the Merger is sometimes referred to herein as the “Surviving Entity”).

2.2.            Effective Time of the Merger.

(a)               Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, (i) a certificate of merger substantially in the form attached hereto as Exhibit B (the “Certificate of Merger”) shall be filed with the Secretary of State of the State of Delaware, and (ii) the parties shall make all other filings or recordings required by the Act or other applicable Law to effectuate the Merger.

(b)               The Merger shall become effective at the later of (i) the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (ii) such time thereafter which the parties hereto shall have agreed upon as is provided in the Certificate of Merger (the date and time when the Merger shall become effective is referred to herein as the “Effective Time”).

2.3.            Effects of the Merger.

(a)               Upon the terms and subject to the conditions of this Agreement, at the Effective Time (i) Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall cease, (ii) the certificate of formation of the Company, as in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Entity unless and until thereafter repealed, changed or amended in accordance with the provisions thereof and applicable Law, and (iii) the LLC Agreement shall become the limited liability company agreement of the Surviving Entity.

(b)               At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the Act. Without limiting the generality of the foregoing, at and after the Effective Time:

(i)               the Surviving Entity shall possess all of the rights, privileges, immunities, powers and franchises, and be subject to all the restrictions, disabilities and duties of each of the Constituent Entities;

(ii)              all the rights, privileges, immunities, powers and franchises, and all property, real, personal and mixed, and all debts due on whatever account, including, without limitation, all choses in action, and all and every other interest of or belonging to or due to either Constituent Entity shall be taken and deemed to be transferred to, and vested in, the Surviving Entity without further act or deed; and all property, rights and privileges, immunities, powers and franchises and all and every other interest shall be thereafter as effectually the property of the Surviving Entity as they were of either Constituent Entity prior to the Effective Time; and

(iii)            all debts, liabilities, duties and obligations of Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Entity, and the Surviving Entity shall thenceforth be responsible and liable for all the debts, liabilities, duties and obligations of Merger Sub, and the rights of creditors of Merger Sub shall not be impaired by the Merger, and may be enforced against the Surviving Entity.

2.4.            Directors and Officers. The directors and officers of the Surviving Entity as of the Effective Time shall be the directors and officers of the Surviving Entity as set forth in the LLC Agreement, unless and until removed or until their respective terms of office shall have expired in accordance with the Act, the Surviving Entity’s certificate of formation or the LLC Agreement, as applicable.

2.5.            Closing. Unless this Agreement shall have been validly terminated pursuant to Section 8.1, upon the terms and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) will take place at the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, New York, New York 10020 or by mutual exchange of electronic signatures as soon as reasonably practicable, but not more than three (3) Business Days, following the satisfaction or waiver of all conditions to the obligations of Parent, Merger Sub, Blocker Seller and the Company to consummate the Transactions contemplated hereby as set forth in Article VII (other than conditions with respect to actions Parent, Merger Sub, Blocker Seller and the Company will take at the Blocker Closing or Closing itself, but subject to such conditions being satisfied at the Blocker Closing or Closing, as applicable) or at such other place and time as is mutually agreed to in writing by Securityholders’ Representative, Blocker Seller and Parent (the date on which the Closing actually occurs is the “Closing Date”). The Closing shall be deemed to occur at the Effective Time.

2.6.            Closing Deliveries.

(a)               At the Closing, the Company shall deliver, or cause to be delivered, to Parent:

(i)               the Certificate of Merger, duly executed by the Company;

(ii)              a certificate of an authorized officer for the Company certifying, on behalf of the Company as to: (A) the Organizational Documents of the Company and each of its Subsidiaries; (B) resolutions of the board of managers of the Company authorizing and approving the execution, delivery and performance by the Company of this Agreement and any agreements, instruments, certificates or other documents executed by the Company or any of its Subsidiaries pursuant to this Agreement; (C) resolutions of the requisite Unitholders authorizing and approving the execution, delivery and performance by the Company of this Agreement and any agreements, instruments, certificates or other documents executed by the Company or any of its Subsidiaries pursuant to this Agreement; and (D) certificate(s) of good standing of the Company and each of its Subsidiaries, certified by an appropriate authority of the Governmental Authority issuing such certificate in the jurisdiction of such Person’s creation, formation or organization and in any other jurisdiction where such Person is qualified to do business dated not earlier than five (5) Business Days prior to the Closing Date;

(iii)             a certificate signed by an authorized officer of the Company, dated as of the Closing Date, stating that the conditions set forth in Sections 7.2(a) and 7.2(c) as they relate to the representations, warranties and covenants of the Company have been satisfied;

(iv)             one or more payoff letters in customary form, drafts of which shall have been delivered to Parent at least two (2) Business Days prior to the Closing, executed by the lenders or other financing sources of the Company or any of its Subsidiaries set forth on Section 2.6(a)(iv) of the Disclosure Letter (A) setting forth all amounts (including principal and accrued but unpaid interest) necessary to be paid to repay in full any such Indebtedness through the Closing, (B) providing that, upon payment in full of such amounts, all obligations with respect to the Indebtedness of the Company and its Subsidiaries owed to such lender or other financing source will be satisfied and released (other than any obligations that, by their terms, survive payoff of such Indebtedness), and that any and all related Liens on the assets of the Company or any of its Subsidiaries will be terminated and released and (C) draft UCC-3 termination statements or similar documents in form sufficient to evidence the termination of all such Liens;

(v)              invoices setting forth the amount constituting payment in full of each item of the Transaction Expenses and the Person to whom each such amount is payable;

(vi)             the consents, authorizations and approvals of the Governmental Authorities and other Persons set forth in Section 2.6(a)(vi) of the Disclosure Letter;

(vii)            resignations of each manager of the Company and each of its Subsidiaries and each officer of the Company and each of its Subsidiaries listed on Section 2.6(a)(vii) of the Disclosure Letter, in each instance, with such resignations to be effective as of the Closing;

(viii)           a counterpart of the Adjustment Escrow Agreement, duly executed by Securityholders’ Representative;

(ix)              a counterpart of the PPP Escrow Agreement, duly executed by Securityholders’ Representative;

(x)               all sales tax exemption certificates from United Distributors, Inc. from all states which the Company or its Subsidiaries generated revenue during fiscal years ended December 31, 2017 through December 31, 2019;

(xi)              the Lease Amendment, duly executed by the Company and Cheese Grits;

(xii)             the Waiver Agreement, duly executed by the Company; and

(xiii)            access credentials to all online portals and databases for all Alcohol Beverage Authorities, and all third party compliance companies, with which the Company has an account.

(b)               At the Closing, Parent and Merger Sub shall deliver to the Securityholders’ Representative:

(i)                the payments to be delivered by Parent to pursuant to Section 2.11;

(ii)              book-entry credits representing the Stock Consideration, duly transferred by Parent in accordance with Section 2.10;

(iii)             a certificate of an authorized officer of each of Parent and Merger Sub certifying as to: (A) the Organizational Documents of such Person; (B) resolutions of the board of directors of or board of managers, as applicable, of such Person authorizing and approving the execution, delivery and performance by such Person of this Agreement and any agreements, instruments, certificates or other documents executed by such Person pursuant to this Agreement; and (C) a certificate of the secretary of state of the jurisdiction of Parent’s or Merger Sub’s creation, formation, or organization, as applicable, dated as of a date not earlier than five (5) Business Days prior to the Closing Date, as to the good standing of Parent or Merger Sub, as applicable;

(iv)             a certificate signed by an authorized officer of each of Parent and Merger Sub, dated as of the Closing Date, stating that the conditions set forth in Sections 7.3(a) and 7.3(b) as they relate to the representations, warranties and covenants of Parent and Merger Sub have been satisfied;

(v)              a counterpart of the Adjustment Escrow Agreement, duly executed by Parent; and

(vi)             a counterpart of the PPP Escrow Agreement, duly executed by Parent.

2.7.            Effect on Units; Merger Sub Units. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any Units or the holders of Merger Sub Units:

(a)               Each Unit (i) held by the Company as treasury Units, (ii) owned by any direct or indirect wholly-owned Subsidiary of the Company, or (iii) that is issued or outstanding and owned directly or indirectly by Parent or Merger Sub or any of their Subsidiaries (excluding, (A) following the Blocker Closing, the Units held by Blocker, which such Units held by Blocker shall be addressed pursuant to Section 2.7(d) and remain outstanding following the Merger, and (B) the Redeemed Units, which shall not be Cancelled Units for purposes of this Agreement, and which shall be addressed pursuant to Section 2.7(e)), in each instance, immediately prior to the Effective Time (the “Cancelled Units”) shall be automatically cancelled and retired and shall cease to exist, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor.

(b)               Each Unit (subject to the last sentence of Section 2.1) that is issued and outstanding immediately prior to the Effective Time, other than the Cancelled Units, the Redeemed Units and Units held by the Blocker, shall automatically be converted into the right for the Unitholder thereof to receive an amount calculated in respect of such Unit in accordance with the Payment Schedule, Section 2.10, Section 2.11(f) (in the case of Class O Units and Class M Units, as adjusted in accordance with Section 2.13), Section 2.15 (if any) and Section 6.12(f) (if any); provided, however, that for the avoidance of doubt, the Blocker Members shall not have the right to receive consideration payable under Section 2.10, Section 2.15 and Section 6.12(f). At such time, all such Units shall cease to be outstanding and shall be automatically cancelled and shall cease to exist, and each holder of Units immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Units, except, in all cases, the right to receive the amounts described in this Section 2.7, without interest.

(c)               Each Merger Sub Unit that is issued and outstanding immediately prior to the Effective Time shall automatically be converted into, and be exchanged for one (1) unit of the Surviving Entity such that, immediately following the Effective Time, Parent will hold indirectly all of the ownership interests of the Surviving Entity (other than the interests of the Surviving Entity held by Blocker).

(d)               Each Unit held by the Blocker shall remain outstanding following the Merger, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor.

(e)               Each Redeemed Unit (which, for the avoidance of doubt, shall be held by the Company immediately following the consummation of the transactions contemplated by the Redemption Agreement but prior to the Effective Time), (i) shall remain outstanding following the Merger, but shall not entitle the Company to any cash, stock or other consideration in exchange therefor, and (ii) shall entitle the Redeemed Holders solely to their respective portions of (A) the Earn-Out Payments, if any, and (B) the amounts payable pursuant to Section 2.13(a), Section 2.13(b) and Section 6.11(b), if any, in each case, attributable to the Redeemed Units as if such Redeemed Holder continued to hold its Redeemed Units on the applicable date of determination, in each case, as set forth in the Payment Schedule.

2.8.            Purchase Price. The aggregate purchase price to be paid by Parent to or for the account of (i) Blocker Seller, in connection with the Blocker Sale, and (ii) Unitholders, in connection with the Merger on the Closing Date shall be an aggregate amount in cash equal to (a) the Enterprise Value, plus (b) Estimated Cash, minus (c) Estimated Closing Date Indebtedness, minus (d) Estimated Transaction Expenses, minus (e) the Adjustment Escrow Amount, minus (f) the PPP Escrow Amount, minus (g) the Securityholders’ Representative Expense Amount, minus (h) the amount, if any, by which the Target Net Working Capital exceeds the Net Working Capital, plus (i) the amount, if any, by which the Net Working Capital exceeds the Target Net Working Capital, minus (j) the Closing Stock Value (after giving effect to the foregoing, the “Estimated Purchase Price”). The Estimated Purchase Price shall be payable at Closing in accordance with Section 2.11 and the Payment Schedule, subject to adjustment in accordance with Section 2.13.

2.9.            Pre-Closing Purchase Price Adjustment. Not less than three (3) Business Days prior to the Closing Date, an authorized officer of the Company shall provide to Parent a written statement containing (i) a balance sheet of the Company and its Subsidiaries as of the Effective Time (the “Estimated Closing Balance Sheet”) and, based thereon, the Company’s good faith estimate of (A) the Cash (the “Estimated Cash”), (B) the Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”), (C) Net Working Capital (the “Estimated Net Working Capital”), and (D) the Transaction Expenses as of immediately prior to the Effective Time (the “Estimated Transaction Expenses”), and (ii) after taking into account the determinations set forth in clause (i) hereof, the calculation of the Estimated Purchase Price. In preparing the Estimated Closing Balance Sheet and the calculation of the Estimated Purchase Price, all terms of an accounting or financial nature shall (a) be based exclusively on the facts and circumstances as they existed as of immediately prior to the Effective Time and shall exclude the effects of the Transactions, (b) be construed in accordance with GAAP (as modified by the Historical Accounting Practices), applied consistently with the Financial Statements, as modified by (c) the accounting policies and procedures and methodology set forth or reflected in Annex II (collectively, the “Policies and Procedures”); provided that, in the event of a conflict between clause (b) and clause (c), the Policies and Procedures shall control. In addition to the written statement provided pursuant to this Section 2.9, an authorized officer of the Company, with the approval of the Blocker Seller, shall provide to Parent a final Payment Schedule based on the Estimated Purchase Price; provided, that the Blocker Seller agrees that such consent shall not be unreasonably withheld and it shall be deemed unreasonable if Blocker Seller withholds approval of the final Payment Schedule for changes thereto that give effect to the provisions of this Agreement, the Redemption and/or the Company LLC Agreement.

2.10.        Closing Date Stock Issuance. At the Closing, Parent shall deliver to each Unitholder (other than the Blocker Members or with respect to the Redeemed Units) book-entry credits in the name of such Unitholder (other than the Blocker Members or with respect to the Redeemed Units), and for the book-entry credit allocable to SWB Management, LLC, directly to the SWB Members, in accordance with the Payment Schedule representing that number of common shares (the “Stock Consideration”) of Parent, without par value per share (“Parent Common Shares”) having a value equal to such Unitholder’s portion of the Closing Stock Value determined in accordance with the Payment Schedule, which in the aggregate for all Parent Common Shares shall be equal to fifty million dollars ($50,000,000) (the “Closing Stock Value”) calculated based on the volume-weighted average trading price of Parent Common Shares on the NASDAQ for the thirty (30) day period immediately ending on the close of trading on the day that the Parent issues a public announcement concerning the Transactions as required under applicable Securities Laws. Following the Closing, the Parent shall distribute the Stock Consideration (subject to compliance with the payment mechanics set forth in Section 6.12, including but not limited to with respect to the requisite Letters of Transmittal with respect to Unitholders receiving consideration in the context of the Merger) to the Unitholders (excluding, for the avoidance of doubt, the Blocker Members), and for the Stock Consideration allocable to SWB Management, LLC, directly to the SWB Members, in accordance with (i) Section 6.12, and (ii) the Payment Schedule.

2.11.        Closing Date Payments. On the Closing Date, immediately following acceptance of the Certificate of Merger, Parent shall make, or cause to be made, the following payments:

(a)               an amount in the aggregate equal to the Estimated Closing Date Indebtedness, if any, by wire transfer of immediately available funds to the accounts designated by the lenders and other creditors of the Company set forth in the payoff letters provided by such lenders and other creditors in accordance with Section 2.6(a)(iv);

(b)               an amount in the aggregate equal to the Estimated Transaction Expenses, by wire transfer of immediately available funds to the accounts provided by the Company to the Parent at least two (2) Business Days prior to the Closing Date; provided, however, that (1) any Estimated Transaction Expenses paid pursuant to this Section 2.11(b) to the Company or its Subsidiaries and ultimately payable to an employee of the Company or any of its Subsidiaries (other than those payable pursuant to subsection (2) hereof) shall thereafter be paid by the Company or such Subsidiary to the applicable Person (net of withholding Taxes) through the Company’s or such Subsidiary’s payroll system not later than the next regular payroll date of the Company, (2) with respect to the Sale Bonus (as defined in the Bates Agreement) which may become payable to Patrick Bates pursuant to the Bates Agreement on October 13, 2021 (which, for the avoidance of doubt, constitutes a Transaction Expenses), (i) to the extent the Sales Bonus becomes payable to Patrick Bates in accordance with the Bates Agreement, such amounts shall thereafter be paid by the Company or such Subsidiary to the applicable Person (net of withholding Taxes) through the Company’s or such Subsidiary’s payroll system not later than the next regular payroll date of the Company, and (ii) to the extent that it is ultimately determined that Patrick Bates is not entitled to the Sale Bonus in accordance with the terms of the Bates Agreement such amounts shall be paid by wire transfer of immediately held funds to the Securityholders’ Representative, on behalf of and for the benefit of the Unitholders (other than the Blocker Members), for further distribution to such Unitholders in accordance with the Payment Schedule, subject to Section 2.18, and (3) any Taxes withheld from any payment under clause (1) or (2) shall be held and remitted to the applicable Governmental Authority in accordance with applicable Law;

(c)               an amount equal to the Adjustment Escrow Amount by wire transfer of immediately available funds to the Adjustment Escrow Agent to be held in an account (the “Adjustment Escrow Account”) in accordance with the terms of the Adjustment Escrow Agreement to be used solely for the purposes of making the payments, if any, required by Section 2.13(a);

(d)               an amount equal to the PPP Escrow Amount by wire transfer of immediately available funds to the PPP Escrow Agent to be held in an account (the “PPP Escrow Account”) in accordance with the terms of the PPP Escrow Agreement to be used solely for the purposes of making the payments, if any, required by Section 2.13(b);

(e)               an amount equal to the Securityholders’ Representative Expense Amount by wire transfer of immediately available funds to the Securityholders’ Representative into an account designated by the Securityholder’s Representative, for purposes of satisfying costs, expenses and/or Liabilities of the Unitholders (other than the Blocker Members) hereunder or otherwise incurred in its capacity as the Securityholders’ Representative and otherwise in accordance with this Agreement; and

(f)                an amount equal to the Estimated Purchase Price shall be paid by wire transfer of immediately available funds to (i) for amounts allocable to Blocker Seller pursuant to Section 1.2, directly to Blocker Seller (as satisfaction of the payment required by Section 1.2) in accordance with the Payment Schedule pursuant to wiring instructions provided by Blocker Seller at least two (2) Business Days prior to the Closing Date, (ii) for amounts allocable to SWBC Craft, LLC, directly to SWBC Craft, LLC in accordance with the Payment Schedule pursuant to wiring instructions provided by SWBC Craft, LLC at least two (2) Business Days prior to the Closing Date and (iii) for amounts allocable to the other Unitholders (other than the Blocker Members), the Securityholders’ Representative, on behalf of and for the benefit of such Unitholders, for further distribution to such Unitholders in accordance with the Payment Schedule, subject to Section 2.18.

2.12.        Purchase Price Adjustment.

(a)               As promptly as possible and in any event within ninety (90) days after the Closing Date, Parent shall prepare and deliver to Securityholders’ Representative (i) a balance sheet of the Company and its Subsidiaries as of the Effective Time (the “Final Closing Balance Sheet”), and (ii) based on the Final Closing Balance Sheet, Parent’s good faith calculation of the Company’s (A) Cash (the “Final Cash”), (B) the Closing Date Indebtedness (the “Final Closing Date Indebtedness”), (C) the Transaction Expenses as of immediately prior to the Effective Time (the “Final Transaction Expenses”) and (D) the Net Working Capital (the “Final Net Working Capital” together with the Final Cash, Final Closing Date Indebtedness, and Final Transaction Expenses, the “Final Calculations”), and (E) the calculation of the Final Purchase Price based thereon. In preparing the Final Balance Sheet, all terms of an accounting or financial nature shall (a) be based exclusively on the facts and circumstances as they existed as of immediately prior to the Effective Time and shall exclude the effects of the Transactions, (b) be construed in accordance with GAAP (as modified by the Historical Accounting Practices), applied consistently with the Financial Statements, as modified by (c) the Policies and Procedures; provided that, in the event of a conflict between clause (b) and clause (c), the Policies and Procedures shall control. Parent shall provide Securityholders’ Representative with reasonable supporting detail with respect to the calculation of each of the components of the Final Purchase Price. Parent and the Securityholders’ Representative shall provide each other reasonable access to the appropriate personnel of the other parties and all supporting financial statements, worksheets and other documentation used to determine the calculation of each of the components of the Final Purchase Price, and such schedules and data with respect to the determination of such amounts as each party and its representatives reasonably request for the purposes of their review of the Final Calculations.

(b)               Before 11:59 p.m. ET on date that is thirty (30) days after the Final Closing Balance Sheet and the Final Calculations are delivered to Securityholders’ Representative pursuant to Section 2.12(a) (the “30-Day Period”), the Securityholders’ Representative shall deliver to Parent either (i) a written acknowledgement signed by Securityholders’ Representative accepting the Final Closing Balance Sheet and the Final Calculations in their entirety (the “Acknowledgement”), or (ii) a written notice (the “Adjustment Report”) containing a written explanation of those items in the Final Closing Balance Sheet and the Final Calculations which Securityholders’ Representative disputes, in which case the items identified by Securityholders’ Representative shall be deemed to be in dispute. During the 30-Day Period, Parent and the Surviving Entity covenant and agree that Securityholders’ Representative shall be permitted access to the appropriate personnel of Parent and the Surviving Entity and all supporting financial statements, worksheets and other documentation used by Parent and the Surviving Entity to determine the Final Closing Balance Sheet and the Final Calculations as well as any relevant work papers as Securityholders’ Representative may reasonably request to enable Securityholders’ Representative and its representatives to evaluate the Final Closing Balance Sheet and the Final Calculations, provided that such access does not unreasonably interfere with the day-to-day operations of Parent’s business. If Securityholders’ Representative (i) delivers an Acknowledgement within the 30-Day Period or (ii) fails to deliver an Acknowledgement or an Adjustment Report to Parent within the 30-Day Period, Securityholders’ Representative shall be deemed to have accepted and agreed to the Final Closing Balance Sheet and the Final Calculations as delivered pursuant to Section 2.12(a), and such Final Closing Balance Sheet and Final Calculations shall be final and binding upon all parties and the Final Purchase Price shall be as set forth therein. In the event that Securityholders’ Representative timely delivers an Adjustment Report to Parent, then Parent and Securityholders’ Representative will use all commercially reasonable efforts to resolve the disputed matter(s) within the thirty (30)-day period following the delivery of the Adjustment Report. If Securityholders’ Representative and Parent fail to agree on Securityholders’ Representative’s proposed adjustments contained in the Adjustment Report within thirty (30) days after Parent receives the Adjustment Report, then Parent and Securityholders’ Representative shall jointly submit the disputed matter(s) to RSM US LLP (provided, that if such Person is unable or unwilling to serve in such capacity, Parent and Securityholders’ Representative shall work in good faith to jointly select an alternative nationally recognized independent accounting) (the “Independent Auditor”). The Independent Auditor’s function will be to resolve each element of the dispute that has not been resolved by Parent and Securityholders’ Representative as an accounting expert and not as an arbitrator. The Independent Auditor shall resolve any such dispute in accordance with the Policies and Procedures and the applicable definitions set forth herein (i.e., not on the basis of an independent review). The Independent Auditor shall not have any power or authority to alter, modify, add to, or subtract from any term or provision of this Agreement. Parent and Securityholders’ Representative will furnish, or cause to be furnished, to the Independent Auditor such work papers, documentation and other reports and information relating to the disputed matter(s) as the Independent Auditor may request or as either Securityholders’ Representative or Parent believes relevant and each party shall be afforded the opportunity to discuss the disputed matter with the Independent Auditor (provided that no ex parte communications shall be permitted). The Independent Auditor shall make a final written determination of the disputed matter(s) (the “Auditor’s Determination”) in reliance upon supporting documentation provided to the Independent Auditor by Securityholders’ Representative and Parent within twenty (20) Business Days of submission of the disputed matter(s) to the Independent Auditor. In resolving any disputed item, the Independent Auditor may not revise any element of the Final Closing Balance Sheet and Final Calculations that is not contested by the parties. The Auditor’s Determination shall be furnished to Securityholders’ Representative and Parent as soon as practicable after the disputed items(s) have been referred to the Independent Auditor and, absent manifest error or Fraud and subject to the following sentence, shall be nonappealable and incontestable by each party and each of their respective Affiliates and successors and not subject to collateral attack for any reason. With respect to each disputed amount, the Auditor’s Determination must be an amount between or equal to one or the other of Securityholders’ Representative’s position as set forth in the Adjustment Report and Parent’s position as set forth in the Final Closing Balance Sheet and the Final Calculations. The fees, costs and expenses of the Independent Auditor and the American Arbitration Association incurred in resolving the disputed matter(s) pursuant to this Section 2.12(b) shall be borne by Parent, on the one hand, and Securityholders’ Representative, on the other hand, in inverse proportion to the respective percentages of the dollar value of disputed items determined in favor of Parent, on the one hand, and Securityholders’ Representative, on the other hand, as determined by the Independent Auditor and set forth in the Auditor’s Determination. Notwithstanding the foregoing, each of Parent and Securityholders’ Representative will be responsible for paying the fees, costs and expenses of their respective attorneys, accountants and other representatives in connection with any such dispute.

(c)               The term “Final Closing Balance Sheet” as used herein shall mean the Final Closing Balance Sheet as ultimately determined pursuant to this Section 2.12. The term “Final Calculations” as used herein shall mean the Final Calculations as ultimately determined pursuant to this Section 2.12. The date on which the Final Closing Balance Sheet and the Final Calculations are finally determined pursuant to this Section 2.12 shall hereinafter be referred to as the “Settlement Date.”

2.13.        Purchase Price Settlement.

(a)               No later than five (5) Business Days after the Settlement Date, the following payment (if any) shall be made, by wire transfer of immediately available funds to the account (or accounts) specified in writing by Parent or Securityholders’ Representative, as applicable:

(i)                 In the event the Final Purchase Price is less than the Estimated Purchase Price (such amount, the “Downward Adjustment Amount”), Parent and Securityholders’ Representative shall cause the Adjustment Escrow Agent to pay Parent an amount equal to the Downward Adjustment Amount from the Adjustment Escrow Amount; provided, that if the Downward Adjustment Amount is greater than the Adjustment Escrow Amount, then the Securityholders’ Representative shall pay to the Parent from the Securityholders’ Representative Expense Amount an amount equal to the Downward Adjustment Amount minus the amount paid to Parent from the Adjustment Escrow Amount. Notwithstanding anything contained herein to the contrary, to the extent that the Downward Adjustment Amount is greater than the sum of the Adjustment Escrow Amount plus the amount available from the Securityholders’ Representative Expense Amount to satisfy the full Downward Adjustment Amount, then Parent and the Surviving Entity shall have the express right to offset any such deficiency against any amount otherwise payable or deliverable following the Closing pursuant to Section 2.13(b) or Section 2.15. For the avoidance of doubt, any amount set off for purposes of Section 2.13(b) or Section 2.15 in accordance with this Section 2.13(a)(i) shall be deemed to have been paid to the Securityholders’ Representative and the Unitholders for purposes of Section 2.13(b) or Section 2.15, as applicable. After taking into account the payment of the Downward Adjustment Amount, if any, Parent and Securityholders’ Representative shall cause all remaining funds from the Adjustment Escrow Amount (including any interest accrued thereon), if any, to be released by the Adjustment Escrow Agent to the Securityholders’ Representative (for further distribution to the Unitholders (other than the Blocker Members) in accordance with the Payment Schedule).

(ii)              In the event the Final Purchase Price is greater than the Estimated Purchase Price (such amount, the “Upward Adjustment Amount”), then (a) Parent shall pay the Securityholders’ Representative (for further distribution to the Unitholders (other than the Blocker Members) in accordance with the Payment Schedule) an amount equal to the Upward Adjustment Amount, and (b) Parent and Securityholders’ Representative shall cause the Adjustment Escrow Agent to release the entire Adjustment Escrow Amount (including any interest accrued thereon) to the Securityholders’ Representative (for further distribution to the Unitholders (other than the Blocker Members) in accordance with the Payment Schedule).

(iii)            In the event the Final Purchase Price is equal to the Estimated Purchase Price, no adjustment payment shall be made pursuant to this Section 2.13(a), and Parent and Securityholders’ Representative shall cause the Adjustment Escrow Agent to release the entire Adjustment Escrow Amount (including any interest accrued thereon) to the Securityholders’ Representative (for further distribution to the Unitholders (other than the Blocker Members) in accordance with the Payment Schedule).

For the avoidance of doubt, recovery from the Adjustment Escrow Account and the Securityholders’ Representative Expense Amount and subject to the set off right contained in Section 2.13(a)(i), in each instance (as provided in clause (i) above) shall be the sole and exclusive remedy available to Parent, Merger Sub, the Surviving Entity and their respective Affiliates for any Downward Adjustment Amount and no Unitholders or any of their respective Affiliates shall have any Liability or obligation under this Agreement for any portion of the Downward Adjustment Amount in excess of the amount of the then remaining Adjustment Escrow Funds and the Securityholders’ Representative Expense Amount and any reduction to the Earn-Out Payments made pursuant to the set off rights in accordance with Section 2.13(a)(i).

(b)               Subject in all instances to the set off right contained in Section 2.13(a)(i), no later than five (5) Business Days after the CARES Act Determination Date, the following payment (if any) shall be made, by wire transfer of immediately available funds to the account (or accounts) specified in writing by Parent or Securityholders’ Representative, as applicable:

(i)                 In the event that there is CARES Unforgiven Debt, Parent and Securityholders’ Representative shall cause the PPP Escrow Agent to pay Parent an amount equal to such CARES Unforgiven Debt from the PPP Escrow Amount. After taking into account the payment made pursuant to the previous sentence, if any, Parent and Securityholders’ Representative shall cause all remaining funds from the PPP Escrow Amount (including any interest accrued thereon) to be released by the PPP Escrow Agent to the Securityholders’ Representative (for further distribution to the Unitholders (other than the Blocker Members) in accordance with the Payment Schedule).

(ii)              In the event that there is no CARES Unforgiven Debt, no adjustment payment shall be made pursuant to this Section 2.13(b), and Parent and Securityholders’ Representative shall cause the PPP Escrow Agent to release the entire PPP Escrow Amount (including any interest accrued thereon) to the Securityholders’ Representative (for further distribution to the Unitholders (other than the Blocker Members) in accordance with the Payment Schedule).

2.14.        Withholding. Each of Parent, Merger Sub and the Company shall be entitled to, after good faith consultation with Securityholders’ Representative, deduct and withhold from the amounts payable or otherwise deliverable pursuant to this Agreement such amounts as required to be deducted or withheld therefrom under the Code or under any applicable provision of state, local or foreign Tax Law; provided, however, that other than with respect to compensatory payments or withholding applied for failure to comply with the provisions of Section 6.8(a) of this Agreement, the payor that determines that it has an obligation to deduct and withhold from any payment shall provide advance notice of such determination and each such payor and payee shall use commercially reasonable efforts to minimize any such Taxes. To the extent such amounts are so deducted or withheld and timely remitted to the appropriate tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. The applicable withholding agent will promptly pay or cause to be paid any amounts withheld pursuant to this Section 2.14 for applicable Taxes to the appropriate tax authority.

2.15.        Earn-Out.

(a)               Subject in all instances to the set off right contained in Section 2.13(a)(i), as additional consideration for the Merger (but not the Blocker Sale), Unitholders (other than the Blocker Members) shall be entitled, subject to satisfaction of the conditions set forth in this Section 2.15, to receive subsequent payments in cash (the “Earn-Out Payments”), and Parent and the Surviving Entity shall be jointly and severally obligated to make any such Earn-Out Payments. The Earn-Out Payments, if any, shall be payable in accordance with Section 2.16.

(b)               Subject in all instances to the set off right contained in Section 2.13(a)(i), within five Business Days after the 2022 Adjusted EBITDA is finally determined pursuant to Section 2.16, Parent shall, or shall cause the Surviving Entity to pay to Securityholders’ Representative (for distribution to the Unitholders (other than the Blocker Members) in accordance with the Payment Schedule) an amount, if any (the “2022 Earn-Out Payment”), equal to the product of (i) eleven (11) and (ii) the difference of (x) 2022 Adjusted EBITDA, minus (y) twenty-four million dollars ($24,000,000); provided, however, that if the calculation pursuant to clause (ii) of this Section 2.15 results in a negative number, no 2022 Earn-Out Payment shall be payable; provided further, that if the calculation pursuant to clause (ii) of this Section 2.15(b) results in a number greater than or equal to the Earn-Out Cap, the 2022 Earn-Out Payment shall be deemed to equal the Earn-Out Cap. For purposes of this Agreement, the term “Earn-Out Cap” shall mean sixty-six million dollars ($66,000,000).

(c)               Subject in all instances to the set off right contained in Section 2.13(a)(i), and the limitations set forth in this Section 2.15(c), within five Business Days after the 2023 Adjusted EBITDA is finally determined pursuant to Section 2.16, Parent shall, or shall cause the Surviving Entity to, pay to Securityholders’ Representative (for distribution to the Unitholders (other than the Blocker Members) in accordance with the Payment Schedule) an amount, if any (the “2023 Earn-Out Payment”), equal to the product of (i) eleven (11) and (ii) the difference of (x) 2023 Adjusted EBITDA, minus (y) 2022 Adjusted EBITDA; provided, however, that if the calculation pursuant to clause (ii) of this Section 2.15(c) results in a negative number, no 2023 Earn-Out Payment shall be payable; provided further, that in no event shall the sum (the “Aggregate Earn-Out Payment”) of (A) the amount paid pursuant to Section 2.15(b), and (B) the amount payable pursuant to this Section 2.15(c), exceed, in the aggregate, the Earn-Out Cap, and therefore, if the amount calculated pursuant to this Section 2.15(c) would otherwise cause the Aggregate Earn-Out Payment to exceed, in the aggregate, the Earn-Out Cap, the amount payable pursuant to this Section 2.15(c) shall be reduced to such amount such that the Aggregate Earn-Out Payment equals the Earn-Out Cap. Notwithstanding anything contained herein to the contrary, in the event that the payment made pursuant to Section 2.15(b) was equal to the Earn-Out Cap, no subsequent payment shall be due or payable pursuant to this Section 2.15(c).

2.16.        Earn-Out Settlement.

(a)               By no later than February 28, 2023, Parent shall prepare and deliver to Securityholders’ Representative a calculation (the “2022 Adjusted EBITDA Calculation”) of the Adjusted EBITDA of the Company and its Subsidiaries during the period from January 1, 2022 through December 31, 2022 (the “2022 Adjusted EBITDA”). The parties shall provide reasonable access to the appropriate personnel of the other parties and all supporting financial statements, worksheets and other documentation used to determine the 2022 Adjusted EBITDA Calculation.

(b)               By no later than February 28, 2024, Parent shall prepare and deliver to Securityholders’ Representative a calculation (the “2023 Adjusted EBITDA Calculation”) of the Adjusted EBITDA of the Company and its Subsidiaries during the period from January 1, 2023 through December 31, 2023 (the “2023 Adjusted EBITDA”). The parties shall provide reasonable access to the appropriate personnel of the other parties and all supporting financial statements, worksheets and other documentation used to determine the 2023 Adjusted EBITDA Calculation. For the avoidance of doubt, notwithstanding anything contained herein to the contrary, in the event that the payment made pursuant to Section 2.15(b) was equal to the Earn-Out Cap, Parent shall have no obligation to deliver the 2023 Adjusted EBITDA Calculation and no subsequent adjustment shall be made pursuant to Section 2.16(d).

(c)               Within fifteen (15) days (the “2022 15-Day Period”) after the date on which the 2022 Adjusted EBITDA Calculation is received by Securityholders’ Representative, Securityholders’ Representative shall deliver to Parent either (i) a written acknowledgement signed by Securityholders’ Representative accepting the 2022 Adjusted EBITDA Calculation in its entirety (the “2022 EBITDA Acknowledgement”), or (ii) a written notice (the “2022 EBITDA Adjustment Report”) containing a detailed written explanation of those items in the 2022 Adjusted EBITDA Calculation which Securityholders’ Representative disputes, in which case (subject to the following sentence) the items identified by Securityholders’ Representative shall be deemed to be in dispute. If (i) the 2022 Adjusted EBITDA Calculation reports 2022 Adjusted EBITDA such that the payment to be made pursuant to Section 2.15(b) is equal to or in excess of the Earn-Out Cap, (ii) Securityholders’ Representative delivers a 2022 EBITDA Acknowledgement within the 2022 15-Day Period or (iii) Securityholders’ Representative fails to deliver a 2022 EBITDA Acknowledgement or a 2022 EBITDA Adjustment Report to Parent within the 2022 15-Day Period, Securityholders’ Representative shall be deemed to have accepted and agreed to the 2022 Adjusted EBITDA Calculation, as delivered pursuant to Section 2.16(a), and such 2022 Adjusted EBITDA Calculation shall be final and binding upon Securityholders’ Representative (on behalf of the Unitholders and Blocker Seller) and Parent and the 2022 Adjusted EBITDA shall be as set forth therein.

(d)               Within fifteen (15) days (the “2023 15-Day Period”) after the date on which the 2023 Adjusted EBITDA Calculation is received by Securityholders’ Representative, Securityholders’ Representative shall deliver to Parent either (i) a written acknowledgement signed by Securityholders’ Representative accepting the 2023 Adjusted EBITDA Calculation in its entirety (the “2023 EBITDA Acknowledgement”), or (ii) a written notice (the “2023 EBITDA Adjustment Report,” and together with the 2022 EBITDA Adjustment Report, the “EBITDA Adjustment Reports”) containing a detailed written explanation of those items in the 2023 Adjusted EBITDA Calculation which Securityholders’ Representative disputes, in which case (subject to the following sentence) the items identified by Securityholders’ Representative shall be deemed to be in dispute. If (i) the 2023 Adjusted EBITDA Calculation reports 2023 Adjusted EBITDA that, when taken together with the amount paid pursuant to Section 2.15(b), would exceed the Earn-Out Cap, (ii) Securityholders’ Representative delivers a 2023 EBITDA Acknowledgement within the 2023 15-Day Period or (iii) Securityholders’ Representative fails to deliver a 2023 EBITDA Acknowledgement or a 2023 EBITDA Adjustment Report to Parent within the 2023 15-Day Period, Securityholders’ Representative shall be deemed to have accepted and agreed to the 2023 Adjusted EBITDA Calculation, as delivered pursuant to Section 2.16(b), and such 2023 Adjusted EBITDA Calculation shall be final and binding upon Securityholders’ Representative (on behalf of the Unitholders and Blocker Seller) and Parent and the 2023 Adjusted EBITDA shall be as set forth therein.

(e)               In the event that the Securityholders’ Representative timely delivers an EBITDA Adjustment Report to Parent, then Parent and Securityholders’ Representative will use all commercially reasonable efforts to resolve the disputed matter(s) within the fifteen (15) day period following the delivery of the applicable EBITDA Adjustment Report. If Securityholders’ Representative and Parent fail to agree on Securityholders’ Representative’s proposed adjustments contained in the applicable EBITDA Adjustment Report within such fifteen (15) day period, then Parent and Securityholders’ Representative shall jointly submit the disputed matter(s) to the Independent Auditor. Parent and Securityholders’ Representative will furnish, or cause to be furnished, to the Independent Auditor such work papers, documentation and other reports and information relating to the disputed matter(s) as the Independent Auditor may request or as either Securityholders’ Representative or Parent believe relevant and each party shall be afforded the opportunity to discuss the disputed matter with the Independent Auditor. The Independent Auditor shall make the final determination of the disputed matter(s) (the “Auditor’s EBITDA Determination”) (A) in reliance upon the supporting documentation provided to the Independent Auditor by Securityholders’ Representative and Parent, (B) in writing, and (C) in accordance with Section 2.16(f). Securityholders’ Representative and Parent each agree to use its respective commercially reasonable efforts to cooperate with the Independent Auditor and to cause the Independent Auditor to resolve any dispute no later than 30 days after submission of the dispute to the Independent Auditor in accordance with this Section 2.16(e). The Auditor’s EBITDA Determination shall be furnished to Securityholders’ Representative and Parent as soon as practicable after the disputed items(s) have been referred to the Independent Auditor and, absent manifest error or fraud and subject to the following sentence, shall be nonappealable and incontestable by Securityholders’ Representative, Unitholders, Blocker Seller, Parent and any of their respective Affiliates and successors and not subject to collateral attack for any reason. The fees, costs and expenses of the Independent Auditor incurred in resolving the disputed matter(s) pursuant to this Section 2.16(e) shall be borne by Parent, on the one hand, and Securityholders’ Representative (on behalf of the Unitholders (other than the Blocker Members)), on the other hand, in inverse proportion to the respective percentages of the dollar value of disputed items determined in favor of such Person.

(f)                In determining each of the 2022 Earn-Out Payment and 2023 Earn-Out Payment, all terms of an accounting or financial nature shall be construed in accordance with (i) Policies and Procedures and (ii) the calculation of Adjusted EBITDA reflected in Annex III. Following receipt thereof from Parent, Securityholders’ Representative shall distribute the 2022 Earn-Out Payment and 2023 Earn-Out Payment, if any, to the Unitholders (other than the Blocker Members) in accordance with the Payment Schedule.

2.17.        Earn-Out Covenants.

(a)               Conduct of the Business During Earn-Out Period. From the date hereof until the earlier of (x) payment of Earn-Out Payments in an amount equal to the Earn-Out Cap and (y) December 31, 2023 (such period, the “Earn-Out Period”), Parent covenants and agrees as follows:

(i)                 Parent will, and will cause the Surviving Entity to, use commercially reasonable efforts to support the business and interest of the operations of the Surviving Entity and its Subsidiaries and to act in good faith in connection with its ownership and operation of the Surviving Entity and neither Parent nor any of its Affiliates (including after the Effective Time, the Surviving Entity and its Subsidiaries) shall take any action intended to interfere with the ability of the Surviving Entity and its Subsidiaries to achieve the 2022 Earn-Out Payment and 2023 Earn-Out Payment in an aggregate amount equal to the Earn-Out Cap.

(ii)              Parent shall, and shall cause the Surviving Entity and its Subsidiaries to, cause the business activities and operations of the Surviving Entity and its Subsidiaries to be accounted for separately from the Parent’s and its other Subsidiaries’ and to maintain such books and records with respect thereto as shall be necessary to carry out the provisions of this Agreement.

(iii)            Parent agrees to provide the Surviving Entity and its Subsidiaries access to funding, personnel, compensation for employees, and other working capital in accordance with the budget proposed by the chief executive officer or equivalent of the Company and approved by the board of directors of Parent.

(iv)             Except as required by GAAP, Parent shall not, and cause the Surviving Entity and its Subsidiaries not to, make any change in any method of accounting or accounting practice or policy of the Company without the consent of the Securityholders’ Representative.

(v)               Parent agrees to not change the nature of the business conducted by the Company in a manner materially different than the business conducted by the Company and its Subsidiaries prior to the date of this Agreement which change would reasonably be expected to interfere with the Unitholders’ ability to achieve the 2022 Earn-Out Payment or the 2023 Earn-Out Payment.

(vi)             Parent covenants and agrees not to enter into, or permit the Surviving Entity to enter into, any Contract that expressly restricts payment of the Earn-Out Payments.

(b)               Acceleration. If an Acceleration Event occurs during the Earn-Out Period, then, notwithstanding the actual Adjusted EBITDA during the Earn-out Period, the Company shall pay to the Securityholders’ Representative (on behalf of the Unitholders (other than the Blocker Members)) an amount equal to (x) the Earn-Out Cap minus (y) the sum of all previously paid Earn-Out Payments. All such payments shall be made to the Securityholders’ Representative by wire transfer of immediately available funds to the account designated in writing by the Securityholders’ Representative within five (5) Business Days after the occurrence of such Acceleration Event (the “Acceleration Payment Date”).

(c)               Payment Default. Notwithstanding anything to the contrary contained herein, if Parent shall fail to pay the Earn-out Payment within three (3) Business Days after the Earn-Out Payment Date or the Acceleration Payment Date, as applicable, then interest shall begin to accrue on any unpaid Earn-Out Payment or accelerated Earn-Out Payments, as the case may be, from and as of the date such payment or payments were due and payable, at eight percent (8%) per annum, and until such payment or payments, together with such accrued default interest, are paid in full.

2.18.        Exchange of Units.

(a)               The Securityholders’ Representative shall facilitate payments made to or on behalf of the Unitholders (other than the Blocker Members) as a result of the Closing. Immediately following acceptance of the Certificate of Merger, Parent will (i) pay to Blocker Seller the amount required pursuant to Section 2.11(f), to be paid to Blocker Seller (for purposes of consideration required to be paid in connection with the Blocker Closing) (ii) pay to SWBC Craft, LLC the amount required pursuant to Section 2.11(f) for the benefit of SWBC Craft, LLC and (iii) deposit with the Securityholders’ Representative the amount required pursuant to Section 2.11(f) for the benefit of the Unitholders (other than the Blocker Members) (whose Units have been converted pursuant to Section 2.7 into the right to receive such amount), in the case of the Unitholders subject to Section 2.18(b) below. Such amounts, once paid or deposited with the Securityholders’ Representative, as applicable, shall, pending its disbursement to such Persons, be held in trust for the benefit of such Persons and shall not be used for any other purposes, other than the Securityholders’ Representative Expense Amount which may be used for Downward Adjustment Amount or otherwise to pay expenses on behalf of the Unitholders.

(b)               As soon as practicable after the date hereof, the Securityholders’ Representative shall mail to each Unitholder (other than any Blocker Member) as of immediately prior to the Effective Time a letter of transmittal (substantially in the form attached hereto as Exhibit C) (the “Letter of Transmittal”). Upon delivery of a duly completed and validly executed Letter of Transmittal to the Securityholders’ Representative, the relevant Unitholder shall be entitled to receive the applicable consideration payable hereunder, without interest, in exchange for each Unit held by such Unitholder as of immediately prior to the Effective Time. Until the delivery of a duly completed and validly executed Letter of Transmittal as contemplated by this Section 2.18(b), each Unit (other than a Cancelled Unit or any Unit held by any Blocker Member) shall be deemed at any time after the Effective Time to represent only the right to receive upon such delivery the applicable consideration payable hereunder, without interest.

(c)               None of Parent, Merger Sub, or the Surviving Entity or their respective representatives shall be liable to any Person in respect of any consideration to the extent actually received by the Securityholders’ Representative.

2.19.        Appraisal Right. No appraisal rights shall be available with respect to the Merger or the other Transactions contemplated by this Agreement.

2.20.        Tax Treatment; Allocation of the Purchase Price.

(a)               Within sixty (60) days of the final determination of Final Purchase Price, Parent shall provide to Securityholders’ Representative a schedule allocating the purchase price for Tax purposes (including the applicable Liabilities of the Company) among the assets of the Company (the “Purchase Price Allocation Schedule”). The Purchase Price Allocation Schedule will be prepared in accordance with the applicable provisions of the Code and the methodologies set forth on Annex IV.

(b)               If within thirty (30) days of receiving the Purchase Price Allocation Schedule, the Securityholders’ Representative has not objected, the Purchase Price Allocation Schedule shall be final and binding. If within thirty (30) days the Securityholders’ Representative objects to the Purchase Price Allocation Schedule, the Securityholders’ Representative and Parent shall cooperate in good faith to resolve their differences, provided that if after thirty (30) days, the Securityholders’ Representative and Parent are unable to agree, they shall retain the Independent Auditor to resolve their dispute, provided that the Independent Auditor shall utilize the methodologies for determining fair market value as set forth on Annex IV. The determination of the Independent Auditor shall be final and binding on all parties.

(c)               The parties hereto shall make appropriate adjustments to the Purchase Price Allocation Schedule to reflect changes in the purchase price. The parties hereto agree for all Tax reporting purposes to report the transactions in accordance with the agreements herein and the Purchase Price Allocation Schedule, as adjusted pursuant to the preceding sentence, and to not take any position during the course of any audit or other proceeding inconsistent with the agreements as to Tax treatment herein or with such schedule unless required by a determination of the applicable Governmental Authority that is final.

2.21.        Paying Agent. Prior to the Closing, Securityholders’ Representative may select a nationally recognized bank or trust company to act as the paying agent for the Transactions (the “Paying Agent”), and, in such case, Securityholders’ Representative and Parent shall engage the Paying Agent and enter into a paying agent agreement on customary terms related to the nature of engagement thereof (the “Paying Agent Agreement”). In the event that a Paying Agent is engaged pursuant to this Section 2.21, (i) all payments and other disbursements to be made to the Unitholders (other than the Blocker Members) under this Agreement, including without limitation, those payments and disbursements to be made under Sections 2.10, 2.11, 2.13, 2.16 and 6.12(f) shall instead be made to the Paying Agent, and (ii) the facilitation of payments and delivery of the Letter of Transmittal pursuant to Section 2.18 shall be made by the Paying Agent, and in each case, in accordance with the terms of the Paying Agent Agreement.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof as follows:

3.1.            Organization and Qualification. The Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each of the Subsidiaries of the Company is a legal entity duly formed or organized, validly existing and in good standing, as applicable, under the Laws of the jurisdiction of its respective formation or organization. The Company and its Subsidiaries each have requisite limited liability company or other legal entity, as the case may be, power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as they are now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company taken as a whole. The Company and its Subsidiaries are each duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of their respective businesses requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, result in a Material Adverse Effect. The Company has made available to Parent true and correct copies of each of its and its Subsidiaries’ Organizational Documents, each as in effect as of the date hereof and together with all amendments and modifications thereto.

3.2.          Capitalization; Subsidiaries.

(a)               The issued and outstanding Units constitute all of the issued and outstanding equity interests of the Company. All of the Units were duly authorized and validly issued and are free of preemptive and similar rights. No Units were issued in violation of any applicable Laws in all material respects, any Contract to which the Company is a party or bound by, or any preemptive or similar rights of any Person. Section 3.2(a) of the Disclosure Letter sets forth a list of each Unitholder, along with the number and class of Units owned by each Unitholder as of the date hereof. The number of issued and outstanding Units of the Company as of immediately prior to the Effective Time will be as set forth in Section 3.2(a) of the Disclosure Letter, subject to such changes therein as will occur as a result of the Pre-Closing Blocker Reorganization and the Redemption.

(b)               Except as set forth in the Company’s or its Subsidiaries’ respective Organizational Documents or as set forth in Section 3.2(a) of the Disclosure Letter, there are no (i) outstanding securities of the Company or its Subsidiaries convertible into or exchangeable for one or more units of equity or voting interests in, the Company or its Subsidiaries, (ii) options, warrants or other rights or securities issued or granted by either the Company or its Subsidiaries relating to or based on the value of the equity securities of the Company or its Subsidiaries, (iii) Contracts that are binding on the Company or its Subsidiaries that obligate the Company or any of its Subsidiaries to issue, acquire or sell, redeem, exchange or convert any equity interests in the Company or its Subsidiaries, or (iv) outstanding restricted equity interests, restricted share units, unit appreciation rights, performance shares, performance units, deferred stock units, contingent value rights, “phantom” stock or similar rights issued or granted by the Company or its Subsidiaries that are linked to the value of the Units, and all such interests shall, from and after the Merger, represent solely the right to receive consideration in accordance with this Agreement. Except with respect to the Pre-Closing Blocker Restructuring, there are no outstanding contractual obligations of the Company or either of its Subsidiaries to repurchase, redeem, exchange, convert or otherwise acquire or sell any membership interests of the Company or its Subsidiaries.

(c)               Section 3.2(c) of the Disclosure Letter sets forth a true and correct list of each Subsidiary of the Company as of the date hereof, together with its jurisdiction of organization or formation and the holders of ownership interests in such Subsidiary. Except as set forth in Section 3.2(c) of the Disclosure Letter, the Company or one or more of its Subsidiaries owns, directly or indirectly, all of the issued and outstanding equity interests of each of the Company’s Subsidiaries, free and clear of any Liens except for transfer and other restrictions under applicable federal and state securities Laws or Permitted Liens, and all of such outstanding equity securities have been duly authorized and validly issued and are free of preemptive and similar rights. Other than with respect to the Subsidiaries, the Company and its Subsidiaries do not own any equity interest or other voting security in any Person. After giving effect to the Redemption, Cheese Grits will not be a Subsidiary of the Company for purposes of this Agreement.

(d)               Except as set forth in Section 3.2(d) of the Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Contract with respect to the voting of, that restricts the transfer of or that provides registration rights in respect of, any membership interests or other voting securities or equity interests of the Company or any of its Subsidiaries.

3.3.          Authority. The Company (a) has the respective rights and powers to enter into, and perform its obligations under each agreement delivered in connection herewith to which it is a party and (b) has taken all requisite action to authorize (i) the execution, delivery and performance of each such agreement delivered in connection herewith to which it is a party and (ii) the consummation of the Transactions and other transactions contemplated by this Agreement and each such other agreement delivered in connection herewith to which it is a party. All requisite consent from the Unitholders has been obtained and will be valid at Closing. Each agreement delivered in connection herewith to which to which the Company is a party is duly executed by the Company and, assuming the due authorization, execution and delivery of such agreements by each other party thereto, is binding upon, and legally enforceable against, the Company in accordance with its terms, except as such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership and similar Laws affecting the enforcement of creditors’ rights generally, and general equitable principles (regardless of whether enforceability is considered a proceeding at law or in equity) (the “Bankruptcy and Equity Exception”).

3.4.          No Violation and Consents.

(a)               Except as set forth in Section 3.4(a) of the Disclosure Letter, the consummation by the Company of the transactions contemplated by this Agreement will not: (i) (x) conflict with or violate any provision of the Company’s Organizational Documents, or (y) conflict with or violate any provision of the Organizational Documents of any Subsidiary of the Company; (ii) assuming that all consents, approvals and authorizations described in Section 3.4(a) have been obtained and all filings and notifications described in Section 3.4(a) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets; or (iii) require any consent, notice or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, modification, cancellation, purchase or sale of, or result in the triggering of any payment or in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets (including rights) of the Company or any of its Subsidiaries, pursuant to any Contract to which the Company or any of its Subsidiaries is a party (or by which any of their respective properties or assets (including rights) are bound) or any Permit held by the Company or any of its Subsidiaries.

(b)               The consummation by the Company of the transactions contemplated by this Agreement will not require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Authority with respect to the Company or any of its Subsidiaries or any of their respective properties or assets, other than (i) such filings as may be required in connection with the payment of any transfer and gain taxes, (ii) compliance with, and such filings, consents, approvals, authorizations and/or registrations as set forth on Section 3.4(a) of the Disclosure Letter, (iii) compliance with applicable federal or state securities or “blue sky” Laws, (iv) such consents, approvals, authorizations, permits, filings, registrations or notifications as may be required as a result of the identity of Parent or its Affiliates and (v) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Transactions and the other transactions contemplated by this Agreement or (B) reasonably be expected to be materially adverse to the Company taken as a whole.

3.5.          Affiliate Contracts. Except as set forth in Section 3.5 of the Disclosure Letter, neither the Company nor any of its Subsidiaries is party to any Contract with any of the Company’s or its Subsidiaries’ respective directors, officers or Affiliates (other than the Company and its Subsidiaries) that is material to the Company and its Subsidiaries, except for Contracts (i) providing for employment and benefit arrangements, including employment agreements, incentive compensation and equity arrangements or (ii) entered into in the Ordinary Course on terms no less favorable to the Company or its Subsidiaries than would be obtained in a comparable arm’s length transaction with a Person that is not a director, officer or Affiliate of the Company or its Subsidiaries.

3.6.          Title to Assets; Condition and Sufficiency of Assets.

(a)               The Company and its Subsidiaries have good and valid title to, or otherwise has the right to use pursuant to a valid and enforceable lease, license or similar Contract, all of its machinery, equipment and other material tangible assets (collectively, the “Assets”), in each case free and clear of any Lien other than Permitted Liens, except as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Company taken as a whole. The Assets owned and leased by the Company and each Subsidiary constitute all of the material tangible assets, together with the Company’s and each Subsidiaries’ non-tangible assets and rights, necessary to permit the continued operation of the Business of the Company and its Subsidiaries in substantially the same manner as conducted on the date hereof and during the twelve-month period ended on the Balance Sheet Date.

(b)               The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of each the Company and any of its Subsidiaries are structurally sound, are, in all material respects, in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by each of the Company and any of its Subsidiaries, together with all other properties and assets of the Company and any of its Subsidiaries, are, in all material respects, sufficient for the continued conduct of the Business of each of the Company and any of its Subsidiaries after the Closing in substantially the same manner as conducted prior to the Closing.

3.7.          Litigation and Compliance with Laws. Except as set forth in Section 3.7 of the Disclosure Letter:

(a)               To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is, in any material respect, in conflict with, or in default, breach or violation of, (i) any Law applicable to the Company or any of its Subsidiaries, as applicable, or (ii) any Permit.

(b)               As of the date of this Agreement, there is no Action pending or, to the Company’s Knowledge, threatened against either the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, at law or in equity by or before any Governmental Authority, the outcome of which, if adversely decided, would reasonably be expected to result in damages in excess of $100,000. Neither the Company nor any of its Subsidiaries nor any material property or asset of the Company or any of its Subsidiaries is subject to any continuing Order of, consent decree, settlement agreement or other similar written agreement with, or, to the Company’s Knowledge, continuing investigation by, any Governmental Authority, or any Order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would (A) prevent or materially delay consummation of the Transactions and the other transactions contemplated by this Agreement or (B) reasonably be expected to be materially adverse to the Company taken as a whole.

(c)               As of the date hereof, there is no Action to which the Company or any of its Subsidiaries is a party pending or, to the Knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Transactions or any of the other transactions contemplated by this Agreement.

3.8.          Intellectual Property.

(a)               Set forth on Section 3.8(a) of the Disclosure Letter is a complete and accurate list of all Company Intellectual Property that is (i) Registered Intellectual Property as of the date hereof and that has not otherwise lapsed, been abandoned, expired or been cancelled (“Company Registered Intellectual Property”) (including the jurisdictions where such Company Registered Intellectual Property is registered or where applications have been filed, all application and registration numbers, and all application filing and registration dates), or (ii) general categories of trade secrets (including recipes and formulae) and unregistered trademarks, in each case, that are Company Intellectual Property and that are material to the conduct of the Businesses of the Company and any of its Subsidiaries. Each item of Company Registered Intellectual Property is valid and enforceable, and each item of Company Registered Intellectual Property is subsisting. No loss or expiration of any Company Owned Intellectual Property is threatened in writing, pending or reasonably foreseeable.

(b)               Except as set forth on Section 3.8(b) of the Disclosure Letter, the Company and its Subsidiaries collectively own or have the rights to use, pursuant to a written, enforceable license agreement, all Intellectual Property Rights that are reasonably necessary for or material to the conduct of the businesses of the Company and any of its Subsidiaries. Immediately subsequent to the Closing, subject to obtaining any required consents listed on Section 3.4(a) of the Disclosure Letter, the Company Intellectual Property will be exclusively owned by one of the Company and its Subsidiaries and all other Intellectual Property that is material to or necessary for the conduct of the businesses of the Company and its Subsidiaries as currently conducted and currently proposed to be conducted immediately subsequent to the Closing will be available for use by the Company and its Subsidiaries on terms and conditions substantially similar to those under which the Company and its Subsidiaries used such Intellectual Property immediately prior to the Closing, without the payment of additional fees.

(c)               The Company’s and its Subsidiaries’ conduct of each of their respective Businesses as currently conducted do not infringe, violate, or misappropriate the Intellectual Property Rights of any third party. No Action has been filed or threatened in writing against either the Company or any of its Subsidiaries between January 1, 2015 and the date hereof that alleges either the Company or any of its Subsidiaries infringes or misappropriates the Intellectual Property Rights of any third party.

(d)               Except as set forth in Section 3.8(d) of the Disclosure Letter, to the Company’s Knowledge, no Person is misappropriating, infringing, diluting or violating any Company Intellectual Property. The Company or its Subsidiaries have not, since January 1, 2015, made any claim of any interference, infringement, misappropriation or other violation Company Intellectual Property, and to the Knowledge of the Company, no grounds for any such claim exists.

(e)               Except as set forth on Section 3.8(e) of the Disclosure Letter, the Company or one of its Subsidiaries has secured from each employee, contractor or other Person who is or was involved in the creation or development of any Company Intellectual Property, a written agreement containing (A) a present, affirmative assignment of all Intellectual Property developed by such employee, contractor or Person rights in such Company Intellectual Property for or on behalf of, or during their employment by the Company of any of its Subsidiaries to the Company or any of its Subsidiaries and a waiver of all moral rights therein, and (B) a confidentiality provision protecting the Trade Secrets and other confidential information of the Company or a Subsidiary. No employee, contractor or other Person has any claim, right (whether or not currently exercisable) or interest to or in any Company Intellectual Property. No funding, facilities or personnel of any governmental authority or any university, college, research institute or other educational institution (other than refundable tax credits) have been or are being used, directly or indirectly, to develop or create, in whole or in part, any Company Intellectual Property, and to the Knowledge of the Company, no employee, contractor or other Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property performed services for any governmental authority, university, college, research institute or other educational institution during a period of time during which such employee, contractor or other Person was also performing services for the Company or its Subsidiaries.

(f)                The Company and its Subsidiaries have acted in a commercially reasonable and prudent manner with respect to the protection and preservation of the confidentiality of the Trade Secrets that are Company Intellectual Property.

(g)               To the Company’s Knowledge, the IT Systems of the Company and any of its Subsidiaries are adequate, in all material respects, for the operation of the business of each the Company and any of its Subsidiaries as currently conducted and currently proposed to be conducted immediately following the Closing. The Company and its respective Subsidiaries have taken steps to provide for the back-up and recovery of material data and have disaster recovery plans and procedures.

3.9.            Privacy and Data Protection. Except as set forth on Section 3.9(a) of the Disclosure Letter, the Company and each of its Subsidiaries have taken commercially reasonably security measures in accordance with normal industry practice to protect the IT Systems against intrusion. Except as set forth on Section 3.9(a) of the Disclosure Letter, since January 1, 2017, (i) the IT Systems have not suffered a material failure, and (ii) there have not been any security breaches relating to the IT Systems that have resulted in a third Person obtaining access to any material confidential information or proprietary information relating to the Businesses of either the Company or any of its Subsidiaries or personal identifiable information of the customers of either the Company or any of its Subsidiaries. The Company and each of its Subsidiaries are in material compliance with any posted privacy policies and any Laws relating to personal data or other information.

3.10.        Contracts.

(a)               Section 3.10(a) of the Disclosure Letter sets forth a true and correct list, and the Company has made available to Parent true and correct copies, in each case as of the date hereof, of each Contract and all amendments and modifications thereto to which the Company or any of its Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject that:

(i)               is a limited liability company agreement, limited partnership agreement or joint venture agreement or Organizational Document or similar Contract that is material to the Business and operations of the Company and its Subsidiaries;

(ii)              (A) pursuant to which the Company or any of its Subsidiaries spent, in the aggregate, more than $250,000 with respect to any such agreement or Contract during the fiscal year ended December 31, 2019, (B) is reasonably expected to spend more than $250,000 by the Company or any of its Subsidiaries in the current fiscal year or (C) with any of the Material Suppliers;

(iii)            (A) that generated more than $250,000 in revenues for the Company or any of its Subsidiaries in the fiscal year ended December 31, 2019, (B) is reasonably expected to generate more than $250,000 in revenues for the Company or any of its Subsidiaries in the current fiscal year or (C) with any of the Material Distributors;

(iv)            contains covenants of the Company or any of its Subsidiaries (w) purporting to limit, in any material respect, either the type of Business in which the Company or any of its Subsidiaries or any of their Affiliates may engage or the geographic area in which any of them may so engage, (x) obligating the Company or any of its Subsidiaries to sell any product exclusively to a single party, or to obtain any product or service exclusively from a single party, or (y) imposing any minimum requirements, so–called “take or pay” penalties or other similar obligations or penalties upon the Company or any of its Subsidiaries;

(v)             that relates to the creation, incurrence, assumption or guarantee of Indebtedness in excess of $100,000 (individually or in the aggregate), whether unsecured or secured;

(vi)            contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(vii)           related to any interest rate, derivatives or hedging transaction;

(viii)          provides for the employment or service of any employee or service provider of the Company or any of its Subsidiaries with aggregate cash payments in any calendar year in excess of $100,000 or that is not terminable “at will” or that imposes further Liability or executory obligations on the Company or any of its Subsidiaries following the termination date other than accrued salary and other similar liability required by Law;

(ix)             any collective bargaining Contract or other Contract with any labor union, works council, trade or labor organization or employee association representing or purporting to represent any employee of the Company or any of its Subsidiaries;

(x)             granting a “most favored nation” provision in favor of any customer or licensee of the Company or any of its Subsidiaries;

(xi)            to which any Governmental Authority is a party or under which any Governmental Authority has any rights or obligations;

(xii)            concerns the sale, disposition, assignment, transfer or acquisition (whether by merger, purchase of stock, purchase of assets or otherwise) of material tangible assets or properties by the Company or any of its Subsidiaries (in a single transaction or a series of related transactions), or any merger or business combination with respect to the Businesses of the Company or any of its Subsidiaries;

(xiii)           pursuant to which the Company or any of its Subsidiaries obtains or grants any licenses or other rights with respect to material Company Intellectual Property (each such Contract, a “Material Company Intellectual Property Contract”);

(xiv)          pursuant to which the Company or any of its Subsidiaries is granted a license to any software (excluding in each case licenses for commercially available off-the-shelf software licensed pursuant to a non-negotiated license having an annual value of less than $25,000), or pursuant to which any software has been customized for the Company or any of its Subsidiaries;

(xv)           that requires the Company or any of its Subsidiaries to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any Person in excess of $100,000;

(xvi)         that grants any rights of first refusal, rights of first negotiation or other similar rights to any Person with respect to the sale of any material business or assets of the Company or any of its Subsidiaries, taken as whole;

(xvii)         related to a lease or sublease interest in any Leased Real Property;

(xviii)        that relates to material Intellectual Property Rights not owned by the Company or any of its Subsidiaries and used by the Company or any of its Subsidiaries, other than confidentiality and non-disclosure agreements entered into in the Ordinary Course, intellectual property assignments entered into with employees and contractors in the Ordinary Course;

(xix)          providing for the settlement of any Action pending before any Governmental Authority, or any other Action, against the Company or any of its Subsidiaries, pursuant to which the Company or any of its Subsidiaries has existing obligations; or

(xx)           Contract with any professional employer organization, staffing agency, temporary employee agency or similar company or service.

Each Contract of a type described in clause (a) of this Section 3.10 is referred to herein as a “Company Material Contract.”

(b)               Neither the Company nor any of its Subsidiaries is in (or has received any written claim of) breach of or default under the terms of any Company Material Contract, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries, where such breach or default would, individually or in the aggregate, reasonably be expected to be materially adverse to the Company taken as a whole. To the Knowledge of the Company, no other parties to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default has had or would reasonably be expected to be materially adverse to the Company taken as a whole. As of the date of this Agreement, each Company Material Contract is a valid and binding agreement of the Company or any Subsidiary thereof, and, to the Knowledge of the Company, the other parties thereto and is in full force and effect, except, for such failures as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company taken as a whole, subject to the Bankruptcy and Equity Exception.

3.11.        Financial Statements and Related Matters.

(a)               Section 3.11(a) of the Disclosure Letter contains true, correct and complete copies of (i) audited consolidated financial statements of the Company and its Subsidiaries, as of and for the periods ended December 31, 2018 and December 31, 2019 (collectively, the “Annual Financial Statements”) and the related consolidated balance sheets, statements of income, statements of retained earnings and other comprehensive income, and statements of cash flows, and (ii) unaudited interim consolidated financial statements of the Company and its Subsidiaries at and for the nine-month period ended September 30, 2020 (the “Balance Sheet Date”) (the “Interim Financial Statements”) and the related consolidated balance sheet and statement of income (the Annual Financial Statements and the Interim Financial Statements, collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP and all applicable rules and regulations as modified by the Historical Accounting Practices, and, in the case of the Interim Financial Statements, subject to normal year-end adjustments and the absence of notes. The Financial Statements accurately and fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries at the dates and for the periods indicated therein and are consistent with the books and records of the Company (except as expressly noted therein).

(b)               The Company and its Subsidiaries (i) make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect, in all material respects, the transactions and dispositions of assets of the Company and any of its Subsidiaries and (ii) maintain a system of internal accounting controls sufficient, in all material respects, to provide reasonable assurances (A) all transactions are executed in accordance with management’s general or specific authorization and (B) access to the property and assets of the Company and any of its Subsidiaries is permitted only in accordance with management’s general or specific authorization.

3.12.        No Undisclosed Material Liabilities. Except for Liabilities (a) disclosed, accrued or reserved against in the Financial Statements, (b) incurred in the Ordinary Course since the Balance Sheet Date that would not reasonably be expected, individually or in the aggregate, to be material to the Company taken as a whole, (c) set forth in Section 3.12 of the Disclosure Letter and (d) obligations of future performance under Contracts neither the Company nor any of its Subsidiaries has any material Liability of any kind that would be required to be set forth on the face of a balance sheet prepared in accordance with GAAP.

3.13.        Subsequent Events. Except as set forth on Section 3.13 of the Disclosure Letter or otherwise contemplated by this Agreement:

(a)               Since May 31, 2020, the Business of the Company and each of its Subsidiaries has been conducted and carried on in all material respect in the Ordinary Course; and

(b)               Since May 31, 2020, there has been no Material Adverse Effect; and

(c)               Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has taken any action that if taken after the date hereof would require Parent’s consent pursuant to Section 6.2.

3.14.        Insurance. Section 3.14 of the Disclosure Letter sets forth and describes all material policies of insurance and self-insurance arrangements which are currently maintained by or on behalf of the Company and any of its Subsidiaries. Each such policy of insurance is in full force and effect in accordance with its terms. Each such policy is, and during the past three (3) years, each such policy (or a reasonably equivalent policy) has been, in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis), and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations thereunder has been received by the Company or any of its Subsidiaries, except, in each case, as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Company taken as a whole. Section 3.14 of the Disclosure Letter sets forth any pending insurance claims under insurance policies maintained by or on behalf of the Company or any of its Subsidiaries that have been denied insurance coverage.

3.15.        Licenses and Permits. Section 3.15 of the Disclosure Letter sets forth a true and correct list of all local, state and federal licenses, franchises, permits, certifications, approvals, operating authorities, state operating licenses or registrations and other interstate, intrastate, national or international regulatory licenses and other Governmental Authority authorizations held by the Company and its Subsidiaries material to the conduct of the Business (collectively, “Permits”). The Permits are valid and in effect and none of the Permits will be terminated as a result of this Agreement and the transaction contemplated hereunder. There has been no violation, cancellation, revocation or default of any Permit, except as would not reasonably be expected to be materially adverse to the Company taken as a whole. All applications required to have been filed for the renewal of the Permits listed in Section 3.15 of the Disclosure Letter and all other filings required to have been made with respect to such Permits have been duly filed on a timely basis with the appropriate Governmental Authority. The Company has filed to renew all Permits that expire within forty-five (45) days of the Closing Date unless filing for renewal within such timeframe is not permitted by the applicable Governmental Authority.

3.16.        Environmental Matters. Except as could not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company taken as a whole:

(a)               The Company and each of its Subsidiaries is each, and has been in compliance with those Environmental Laws applicable to their respective operations as currently or formerly conducted (including possessing and complying with any Environmental Permits required for their respective operations as presently conducted), and there are no administrative or judicial proceedings pending or threatened against the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries have received any written notice, demand, letter or claim, in either case, alleging that the Company or its Subsidiaries is in violation of, or liable under, any Environmental Law and, to the Knowledge of the Company, no such notice, demand or claim has been threatened.

(b)               Neither the Company nor any of its Subsidiaries has received any notification, notice, demand or claim alleging liability on the part of the Company or any of its Subsidiaries as a result of the presence, Release or exposure to Hazardous Substances and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has been responsible for the Release of Hazardous Substances at, on or under any of the Real Property in a quantity or condition that, in either case, would reasonably be expected to result in a Liability under Environmental Laws on the part of the Company or any of its Subsidiaries.

(c)               Neither the Company nor any of its Subsidiaries is subject to any Governmental Order, settlement or agreement that relates to any violation of, noncompliance with or Liability under any Environmental Law, and has not received any written notice of Liability, violation or noncompliance under any Environmental Law from a Governmental Authority or any other person, which remains unresolved.

(d)               The Company has provided or otherwise made available to Parent and Merger Sub: any and all material environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, and other similar documents with respect to the Business of each of the Company and any of its Subsidiaries or any other real property currently or formerly owned, leased or operated by the Company in connection with the Business related to compliance with Environmental Laws or concerning Hazardous Substances.

3.17.        Tax Matters.

(a)               The Company and its Subsidiaries have complied with all Laws relating to Taxes. The Company and its Subsidiaries have timely filed (or caused to be timely filed) all income and other material Tax Returns required to be filed by it with the appropriate Governmental Authorities in all jurisdictions in which such Tax Returns are required to be filed, and such Tax Returns are true, correct and complete in all material respects. Neither the Company nor any of its Subsidiaries have requested or filed or caused to be requested or filed any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

(b)               Except as set forth in Section 3.17(b) of the Disclosure Letter, the Company and its Subsidiaries have (i) timely paid (or caused to be paid) all Taxes required by it to be paid (whether or not shown or required to be shown due on any Tax Return); and (ii) made adequate provision on its books and records in accordance with GAAP for all unpaid Taxes not yet due and owing.

(c)               No Tax audits or other proceedings are in progress, pending, or to the Knowledge of the Company threatened with regard to any Taxes or Tax Returns of or with respect to the Company or any of its Subsidiaries. Neither the Company nor its Subsidiaries has received in the past five (5) years a notice from any Governmental Authority that the Company or any of its Subsidiaries is required to pay Taxes or file Tax Returns in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns or pay Taxes. Neither the Company nor any of its Subsidiaries has commenced a voluntary disclosure proceeding in any state or local or non-U.S. jurisdiction that has not been fully resolved or settled.

(d)               Neither the Company nor any of its Subsidiaries has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other similar request that is in progress or pending with any Governmental Authority with respect to Taxes or Tax Returns of the Company or any of its Subsidiaries. No power of attorney granted by the Company or any of its Subsidiaries with respect to any Taxes is currently in force. Neither the Company nor any of its Subsidiaries has executed or filed with any Governmental Authority any agreement or other document extending or having the effect of extending the period for assessment, reassessment or collection of any Taxes.

(e)               The Company and each of its Subsidiaries has timely and properly withheld (i) all required amounts from payments to its employees, agents, contractors, nonresidents, equityholders, lenders, and other Persons and (ii) all sales, use, ad valorem, and value added Taxes. The Company and each of its Subsidiaries have timely remitted all withheld Taxes to the proper Governmental Authority in accordance with all applicable Laws.

(f)                Neither the Company nor any of its Subsidiaries has ever been a member of an Affiliated Group. Neither the Company nor any of its Subsidiaries are liable for Taxes of any other Person as a result of successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Laws), or otherwise. Neither the Company nor any of its Subsidiaries is a party to any tax sharing agreements (other than an agreement entered into in the Ordinary Course and not primarily related to Taxes).

(g)               Neither the Company nor any of its Subsidiaries is required to pay, gross up, or otherwise indemnify any employee or contractor for any Taxes, including potential Taxes imposed under Code Section 409A.

(h)               Neither the Company nor any of its Subsidiaries has are required to include any material item of income in, or exclude any material item of deduction for any period after the Closing Date as a result of (i) an installment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Laws); (ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Laws); (iii) any advance payments, prepaid amounts or “deferred revenue”; (iv) a change in method of accounting with respect to a Pre-Closing Period (or an impermissible method used in a Pre-Closing Period); (v) an agreement entered into with any Government Authority (including a “closing agreement” under Code Section 7121) on or prior to the Closing Date; or (vi) the application of Code Section 263A (or any similar provision of state, local, or non-U.S. Laws).

(i)                 Neither the Company nor any of its Subsidiaries use the cash method of accounting for income Tax purposes or are party to any “long-term contracts” that are subject to a method of accounting provided for in Code Section 460.

(j)                 There are no Liens for Taxes other than Permitted Liens upon any of the assets of the Company or any of its Subsidiaries.

(k)               Neither the Company nor any of its Subsidiaries has engaged in any transaction that could affect the Tax Liability for any taxable year not closed by the applicable statute of limitations which is a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (irrespective of the effective dates).

(l)                Neither the Company nor any of its Subsidiaries has an office, fixed place of business, or “permanent establishment” (within the meaning of an applicable Tax treaty) in any country other than the United States.

(m)              The Company and its Subsidiaries have complied in all material respects with the terms of any Tax holidays, Tax credit programs, and other similar Tax benefits to which they were entitled and chose to participate in.

3.18.        Labor and Employee Benefits.

(a)               Except as set forth on Section 3.18(a) of the Disclosure Letter, no employee of the Company or any of its Subsidiaries is, or has in the five (5) years preceding the date of this Agreement been, represented by any union or covered by any collective bargaining agreement. Except as set forth on Section 3.18(a) of the Disclosure Letter, no labor organization or group of employees of the Company or any of its Subsidiaries has made a demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations Governmental Authority. In the five (5) years preceding the date of this Agreement, there has not been, nor to the Knowledge of the Company has there been any threat of, any strike, slowdown, work stoppage, lockout or other similar labor disruption or dispute affecting the Company, its Subsidiaries, or any of their employees, independent contractors or consultants. Neither the Company nor any of its Subsidiaries currently has any duty to recognize or bargain with any union or other Person purporting to act as the exclusive bargaining representative of any employees, independent contractors or consultants of the Company or any of its Subsidiaries. The Company is not, and in the five (5) years preceding the date of this Agreement has not been, the subject of any actual or, to the Knowledge of the Company, threatened Action asserting that the Company has committed an unfair labor practice.

(b)               The Company and its Subsidiaries have complied in all material respects with the Immigration Reform and Control Act of 1986 and all regulations promulgated thereunder (“IRCA”) and similar laws with respect to the completion, maintenance and other documentary requirements of Forms I-9 (Employment Eligibility Verification Forms) and similar employee verification forms for all employees of the Company and any of its Subsidiaries and the re-verification of the employment status of any and all employees of the Company and any of its Subsidiaries whose employment authorization documents indicated a limited period of employment authorization. Neither the Company nor any of its Subsidiaries has received any written notice of any inspection or investigation relating to its alleged noncompliance with or violation of applicable immigration Laws, nor has it been warned, fined or otherwise penalized by reason of any failure to comply with applicable immigration Laws.

(c)               The Company and each of its Subsidiaries has maintained and currently maintains adequate insurance as required by applicable Laws with respect to workers’ compensation claims. Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances that are reasonably likely to result in an increase in liability to the Company or any of its Subsidiaries under any workers’ compensation Laws after the Closing Date. To the Knowledge of the Company, there are no workers’ compensation claims that are reasonably likely to have a material adverse effect on the accident cost experience of the Company or any of its Subsidiaries.

(d)               Except as set forth on Section 3.18(d) of the Disclosure Letter, since March 1, 2020, neither the Company nor any of its Subsidiaries has instituted a furlough, salary reduction, or layoff in response to the coronavirus disease 2019 (COVID-19). If applicable, the Company has complied with the WARN Act, and it has no plans to undertake any action in the future that would trigger the WARN Act. During the preceding ninety (90)-day period, no employees of any of the Company have suffered an “employment loss,” as defined under the WARN Act. The Company and its Subsidiaries have complied in all material respects with all applicable Laws (including the U.S. Families First Coronavirus Response Act), and have made commercially reasonable efforts to comply in all material respects with all applicable guidance published by a Governmental Authority, in each case, concerning workplace and employee health and safety practices related to the COVID-19 pandemic. The Company has provided to Parent all inspection reports issued under the Occupational Safety and Health Administration or any similar Governmental Authority (“OSHA”). The Company and each of its Subsidiaries have complied in all material respects with any Orders issued to such entity under OSHA or any other applicable occupational health and safety Law and there are no appeals of any Orders that are currently outstanding.

(e)               Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company taken as a whole, (i) each of the Company and its Subsidiaries is and has been in the five (5) years preceding the date of this Agreement in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, safety and health and (ii) there are no Actions, complaints, charges or claims against the Company or any of its Subsidiaries filed or, to the Knowledge of the Company, threatened in writing to be brought or filed, with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any or its Subsidiaries. The Company and its Subsidiaries have used commercially reasonable efforts to investigate any employment discrimination and sexual harassment allegations of, or against, any employee, officer, or director of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has taken any corrective action or entered into any Contract to settle any allegation of sex-based discrimination, sexual assault, sexual harassment or other misconduct against any director, officer, or manager of the Company or any of its Subsidiaries.

(f)                The Company has provided Parent a true, accurate and complete list of (i) all employees of the Company or any of its Subsidiaries, specifying each employee’s name; title; department; hire date; status (full-time/part-time/seasonal/temporary); principal place of employment; classification as exempt or non-exempt under the Fair Labor Standards Act (the “FLSA”) or applicable Law; current year annual base salary or hourly wage; current year target incentive compensation (bonus and/or commission, as applicable); and full, prior year actual incentive compensation (bonus and/or commission, as applicable) and (ii) all Persons currently engaged by the Company or any of its Subsidiaries as independent contractors or consultants, specifying each Person’s name; start date; end date (if applicable); location; full, prior year total compensation (or, if prior year not available, current year to date total compensation); current year to date total compensation; and compensation rate. As of the date hereof, all compensation, including wages, commissions and bonuses, payable to all employees, independent contractors and consultants for services performed on or prior to the date hereof have been paid in full (or accrued in full on the Interim Financial Statements). All employees of the Company or its Subsidiaries who have been classified as exempt under the FLSA or similar Laws have been properly classified and treated as such, and all current and former employees of the Company and any of its Subsidiaries have been properly compensated for all time worked in accordance with the FLSA and similar Laws, and all Persons who have provided services to the Company or any of its Subsidiaries as independent contractors or consultants have been properly classified as independent contractors, rather than employees, of the Company or its Subsidiaries, for purposes of all applicable Laws and Benefit Plans.

(g)               Section 3.18(g) of the Disclosure Letter set forth a complete list of each Benefit Plan. With respect to each Benefit Plan, the Company has made available to Parent a true and correct copy of: (i) each such Benefit Plan and all amendments thereto; (ii) each trust, insurance or material administrative services agreement relating to each such Benefit Plan; (iii) the most recent summary plan description of each such Benefit Plan and any material modifications thereto, if applicable; (iv) all material written contracts relating to each Benefit Plan, including administrative service contracts and group insurance contracts; (v) all material communications with any Governmental Authority in connection with any Benefit Plan during the last three (3) years; and (vi) the most recent determination, advisory or opinion letter, if applicable, issued by the IRS with respect to any Benefit Plan intended to be qualified under Section 401(a) of the Code. The Company does not have any commitment to (A) establish or enter into any new Benefit Plan, or (B) to modify or amend any Benefit Plan or the terms and conditions of any Benefit Plan.

(h)               Each Benefit Plan is and has been administered, operated and maintained in compliance with its terms and in all material respects with all applicable Laws, including ERISA and the Code. With respect to any Benefit Plan, there has been no (i) “prohibited transaction,” as defined in Section 406 of ERISA or Code Section 4975 that are not otherwise exempt under Section 408 of ERISA, (ii) failure to comply with any provision of ERISA, the Code, other applicable Law, or any agreement, or (iii) nondeductible contribution, which, in the case of any of (i), (ii), or (iii), would subject the Company, its Subsidiaries or any ERISA Affiliate to material Liability either directly or indirectly (including, without limitation, through any obligation of indemnification or contribution) for any damages, penalties, or Taxes, or any other Losses or expense. No Action (other than those relating to routine claims for benefits) is pending or, to the Company’s Knowledge, threatened with respect to any Benefit Plan, nor is there any basis for such Action. The Company has not been informed that any Benefit Plan is the subject of an examination or audit by a Governmental Authority. All payments, distributions, reimbursements or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable Law) with respect to all Benefit Plans have been paid, made or accrued.

(i)                 None of the Company, its Subsidiaries or any ERISA Affiliate has ever maintained, sponsored, contributed to, or has any obligation to contribute to, (i) a “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) a pension plan subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, (iv) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code, or (v) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. Neither the Company nor its Subsidiaries is under any obligation to provide, nor does any Benefit Plan provide or has ever provided, health care or other welfare benefits with respect to any Person after termination of such Person’s employment with, or service to, the Company or its Subsidiaries (other than as required by Part 6 of Subtitle B of Title I of ERISA or other applicable state Laws).

(j)                 Except as set forth in Section 3.18(j) of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereby or any termination of employment or service in connection therewith will (i) cause any payment (including severance, change of control, retention, golden parachute, bonus or otherwise) to become due to any Person, (ii) result in any forgiveness of Indebtedness, (iii)  increase any benefits otherwise payable by the Company, (iv) result in the acceleration of the time of payment or vesting of any benefits, or (v) result in “parachute payments” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered). None of the Company or its Subsidiaries has any obligation to reimburse, “gross-up”, make similar “make-whole” payments to, or otherwise indemnify any Person for any Taxes imposed under Section 4999 of the Code.

(k)               With respect to each group health plan benefiting any current or former employee of the Company or its Subsidiaries that is subject to Section 4980B of the Code, the Company and each of its Subsidiaries have complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA. The Company, its Subsidiaries and each ERISA Affiliate have complied and are in compliance in all material respects with the requirements of the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended, and including any guidance issued thereunder (“PPACA”), in all material respects. Neither the Company nor any of its Subsidiaries has incurred, or is reasonably expected to incur or to be subject to, any Tax, penalty or other Liability that may be imposed under PPACA. Except as set forth in Section 3.18(k) of the Disclosure Letter, no health and welfare Benefit Plan is self-funded or self-insured.

(l)                 Each Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in form and operation in compliance in all material respects with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Benefit Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code. None of the Company or its Subsidiaries has any obligation to reimburse, “gross-up”, make similar “make-whole” payments to, or otherwise indemnify any Person for any Taxes imposed under Section 409A of the Code.

(m)              Except as set forth in Section 3.18(m) of the Disclosure Letter, there are no (i) employment Contracts or agreements for a specified duration, or (ii) agreements providing for retention (in connection with the transactions contemplated hereby), severance or other benefits in the event of termination of any employee of the Company or any of its Subsidiaries.

3.19.        Real Property.

(a)               After giving effect to the Redemption, neither the Company nor any of its Subsidiaries will own any real property.

(b)               Section 3.19(b) of the Disclosure Letter lists the common street address for all real property (the “Leased Real Property”) in which the Company and any of its Subsidiaries holds a lease interest as of the date hereof, and lists the Contract pursuant to which such lease exists (including each amendment or guaranty related thereto). Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company taken as a whole, the Company and its Subsidiaries collectively holds a valid leasehold interest in all such Leased Real Property. True and complete copies of the Contracts underlying such leases have been made available to Parent.

(c)               Except as provided in Section 3.19(c) of the Disclosure Letter, or as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company taken as a whole, to the Knowledge of the Company, as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice to the effect that any condemnation or rezoning proceedings are pending or threatened, with respect to any of the Leased Real Property.

3.20.        Suppliers; Distributors.

(a)               Suppliers. Section 3.20(a) of the Disclosure Letter sets forth the ten (10) largest suppliers of the Company and its Subsidiaries (based on dollar amounts of products and services supplied to the Company and its Subsidiaries) (the “Material Suppliers”), in each case, (i) for the twelve months ended December 31, 2019, and (ii) for the nine months ended September 30, 2020, and the amounts for which such Material Suppliers invoiced the Company and its Subsidiaries during such periods. Except as set forth in Section 3.20(a) of the Disclosure Letter, (w) all Material Suppliers continue to be suppliers of the Company or any of its Subsidiaries; (x) neither the Company nor any of its Subsidiaries has received any written notice that any Material Supplier will reduce materially its business with the Company or any of its Subsidiaries from the levels achieved during the twelve months ended December 31, 2019; (y) no Material Supplier has terminated its relationship with the Company or any of its Subsidiaries or, to the Company’s Knowledge, threatened to do so; and (z) neither the Company nor any of its Subsidiaries is involved in any material claim or dispute with any Material Supplier.

(b)               Distributors. Section 3.20(b) of the Disclosure Letter sets forth the twenty (20) largest distributors of the Company and its Subsidiaries (based on dollar amounts of the purchase orders such distributors provided to the Company and its Subsidiaries) (the “Material Distributors”), in each case, for (i) the twelve months ended December 31, 2019, and (ii) the nine months ended September 30, 2020, and the total dollar amounts for which the Company and its Subsidiaries received purchase orders from such Material Distributors during such periods. Except as set forth in Section 3.20(b) of the Disclosure Letter: (w) all Material Distributors continue to be distributors of the Company or any of its Subsidiaries; (x) neither the Company nor any of its Subsidiaries has received any written notice that any Material Distributor will reduce materially or has threatened to reduce its business with the Company or any of its Subsidiaries from the levels achieved during the twelve months ended December 31, 2019; (y) no Material Distributor has terminated its relationship with the Company or any of its Subsidiaries or, to the Company’s Knowledge, threatened to do so; and (z) neither the Company nor any of its Subsidiaries is involved in any material claim or dispute, with any Material Distributor in excess of $100,000.

3.21.        Accounts Receivable, Accounts Payable.

(a)               All accounts receivable and other receivables constitute valid claims in favor of the Company and its Subsidiaries arising from bona fide arm’s length transactions of the Company or any of its Subsidiaries, arising in the Ordinary Course. The reserves, allowances and discounts with respect to such accounts receivable are adequate and consistent in extent with reserves, allowances and discounts previously maintained by the Company and its Subsidiaries in the Ordinary Course, and there are no claims, defenses, counterclaims, refusals to pay or other rights of set off against any thereof other than such as has arisen or will arise in the Ordinary Course and for which reserves have been established to the extent required by GAAP. No Person has any Lien on any such accounts receivable or any part thereof, and no material agreement, for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such accounts receivable.

(b)               To the Company’s Knowledge, there is no contest, claim, defense, or right of setoff (i) with any obligor of any of the accounts receivable; or (ii) as to the amount or validity of such accounts receivable.

(c)               Since January 1, 2019, neither the Company nor any of its Subsidiaries has (i) collected its accounts receivable other than in the Ordinary Course; (ii) accelerated or otherwise altered its collection practices; or (iii) written off or written down any of its accounts receivable.

(d)               Except as set forth on Section 3.21(d) of the Disclosure Letter, the Company and its Subsidiaries have paid their respective accounts payable in the Ordinary Course, have not delayed payments on any such accounts payable and have not altered the payment terms thereunder.

3.22.        Regulatory.

(a)               A complete and accurate list of all brand names under which all Company Products are currently branded or marketed (the “Brands”), the Company Product associated with each Brand and a brief description of such Company Product is set forth on Section 3.22(a) of the Disclosure Letter.

(b)               Except as set forth on Section 3.22(b) of the Disclosure Letter, neither the Company nor any of its Subsidiaries holds or has ever held or applied for under the laws of the United States or any of its jurisdictions a local, municipal or  state (i) alcohol beverage retail license or (ii) Permit relating to the sale, manufacture, production, distribution or marketing of cannabis or any product derived from cannabis.

(c)               (x) The Company has received depletion reports and sales reports relating to each Material Distributor for (i) the twelve months ended December 31, 2019, and (ii) the nine months ended September 30, 2020, and (y) the Company has made available to Parent true and correct copies of each of such depletion report and sales report actually received from each Material Distributor for (i) the twelve months ended December 31, 2019, and (ii) the nine months ended September 30, 2020.

(d)               Neither the Company nor any of its Subsidiaries manufactures, produces, distributes, sells or markets, or, since January 1, 2018, has ever manufactured, produced, distributed, sold or marketed, Company Products in the United States except in material compliance with applicable Law and the Permits.  Except as set forth on Section 3.22(d) of the Disclosure Letter, no investigations, accusations, inquiries or claims of a Governmental Authority relating to the manufacture, production, distribution, sale or marketing of any Company Products are presently pending or, to the Knowledge of the Company, threatened.

(e)               Since January 1, 2018, neither the Company nor any of its Subsidiaries has ever manufactured, produced, sold or marketed any Company Products with a label that violates applicable Law or the Permits. Since January 1, 2018, neither the Company nor any of its Subsidiaries has ever received written notice of investigations, accusations, inquiries or claims by any Governmental Authority or other person relating to a claim that the Company has marketed the Products as “all natural” or made other health related claims.

(f)                A complete list of all agreements between any Person and the Company or any of its Subsidiaries that relate to any profit sharing, marketing promotions or sponsorships relating to any Company Products in excess of $50,000, the Company or any of its Subsidiaries is set forth on Section 3.22(f) of the Disclosure Letter, all of which are in material compliance with applicable Law and the Permits.

3.23.        Payments; Foreign Corrupt Practices Act; U.S. Export and Sanctions Laws.

(a)               Neither the Company, its Subsidiaries nor, to the Company’s Knowledge, any of their directors, officers, agents, employees, consultants, resellers, distributors or other Persons associated with or acting on behalf of the Company or its Subsidiaries has, directly or indirectly paid, promised, offered, or agreed to pay, or authorized the payment of, any fee, commission or other sum of money or item of value, however characterized, to any Person, Governmental Authority or other party that is illegal or improper under any applicable Law, including the United States Foreign Corrupt Practices Act of 1977 (15 United States Code Section 78dd-1, et. seq.) (“FCPA”) and the UK Anti-Bribery Act of 2010, and any other applicable Law regarding corruption, bribery, ethical business conduct, money laundering, political contributions, gifts, hospitalities, or expense reimbursements to public officials and private persons, books and records, and financial controls (the “Anti-Corruption Laws”), paid, provided, authorized, promised, offered, solicited, or accepted any unlawful bribe, corrupt payment, rebate, payoff, influence payment, kickback or any other illegal benefit or advantage of a financial or other nature; (iii) made any unlawful contribution, gift, entertainment or other unlawful expense in violation of any applicable Law, (iv) made any unlawful payment or offered anything of value to any foreign or domestic political parties or campaigns, (v) violated or is in violation of any provision of the FCPA, the UK Anti-Bribery Act of 2010, or any Anti-Corruption Laws, or (vi) established or maintained any fund or account that has not been accurately recorded in the books and records of the Company and its Subsidiaries. The Company, its Subsidiaries and, to the Company’s Knowledge, their respective directors, officers, agents, employees, consultants, resellers, and distributors are not the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA, the UK Anti-Bribery Act of 2010, or any Anti-Corruption Law.

(b)               Neither the Company nor any of its Subsidiaries is the subject of any allegation, voluntary disclosure, investigation, prosecution, or other enforcement action pending or threatened against the Company and/or its Subsidiaries under any Export Control and Sanctions Laws. Neither the Company nor any of its Subsidiaries has received any correspondence, notice, request for information or administrative subpoena from a Governmental Authority regarding a potential violation by the Company or any of its Subsidiaries of any Export Control and Sanctions Laws.

(c)               To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has participated in or is participating in an international boycott within the meaning of Section 999 of the Code.

3.24.        Inventory; Returns.

(a)               The inventories of each of the Company and its Subsidiaries, including all raw materials, work in process, parts, supplies and finished goods merchandise of each the Company and its Subsidiaries (the “Inventory”) are of good and merchantable material, of a quality and quantity usable or saleable in the Ordinary Course, are fit for their intended purpose and are not, in any material respect, adulterated, misbranded, mispackaged, mispack or mislabeled within the meaning of, or in violation of, any applicable Laws, and are carried on the books and records of the Company in accordance with GAAP.

(b)               Neither the Company nor any of its Subsidiaries has any Contract or understanding with any customer that involves any “guaranteed sales” (or other similar program) of products of the Company or any of its Subsidiaries by that customer to third parties that could result in uncontested returns of such products from such customer or otherwise obligate the Company or any of its Subsidiaries to accept returned products of the Company or any of its Subsidiaries, and none of the Company’s or any of its Subsidiaries’ customers has asserted any claim against the Company or any of its Subsidiaries for guaranteed or uncontested returns during the past two (2) years with respect to any product or item manufactured, distributed or sold by or on behalf of the Company or any of its Subsidiaries.

3.25.        Product Warranties; Recalls.

(a)               Except as set forth on Section 3.25(a) of the Disclosure Letter, no claims of a customer, distributor, Governmental Authority or other Person based upon any alleged defects, nonconformance, impurity, contamination, misbranding, adulteration or unsuitability of any of the products of the Company or any of its Subsidiaries are presently pending or, to the Knowledge of the Company, threatened. Except as set forth in Section 3.25(a) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has given or made any express warranties to third parties with respect to any products or items manufactured, distributed or sold by or on behalf of the Company or any of its Subsidiaries, except for warranties arising by operation of Law.

(b)               Except as set forth on Section 3.25(b) of the Disclosure Letter, (i) there have been no recalls of any Company Products, whether ordered by a Governmental Authority or undertaken voluntarily by the Company or any of its Subsidiaries, (ii) there have been no voluntary withdrawals, post-sale warnings or similar actions conducted with respect to any Company Products, and (iii) to the Knowledge of the Company, none of the Company Products have been produced, adulterated, misbranded, mispackaged, mispacked or mislabeled in violation of applicable Law. Other than as set forth on Section 3.25(b) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has made, nor, to the Knowledge of the Company, has any other party made, any investigation of, or decision concerning whether or not to undertake any of the foregoing nor, to the Knowledge of the Company, is there a basis for any such recall.

3.26.        Trade Programs. Section 3.26 of the Disclosure Letter contains a description of all existing programs, practices or arrangements that relate to trade discounts, trade promotions, allowances, marketing, promotional sales, demo and sampling commitments, coupons, reward programs, gift certificates, or gift cards related to the operations of the Company’s and any of its Subsidiaries’ business as conducted from January 1, 2018 through the date of this Agreement. Except as set forth on Section 3.26 of the Disclosure Letter, to the Knowledge of the Company, no investigations, accusations, inquiries or claims of a Governmental Authority relating to any trade program are presently pending or threatened.

3.27.        Bank Accounts. Section 3.27 of the Disclosure Letter sets forth a correct and complete list of each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which the Company or any of its Subsidiaries has an account, safe deposit or lock box and the names and identification of all Persons authorized to draw on it or to have access to it.

3.28.        Cares Act.

(a)               The Company has obtained a “Paycheck Protection Program” loan through the U.S. Small Business Administration under the CARES Act with a face amount of $441,162 (collectively with any interest accrued thereon, the “PPP Loan”). At the time of submission of the application and at the time the PPP Loan was funded, the Company satisfied, in all material respects, all of the applicable criteria for the PPP Loan set forth in the Small Business Act (15 U.S.C. 636(a)) and the CARES Act. The application materials and supporting documentation with respect to the PPP Loan delivered by the Company to the financial institutions providing the PPP Loan were true and correct in all material respects.

(b)               Except as set forth on Section 3.28(b) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has elected to defer any Taxes payable by the Company or any of its Subsidiaries pursuant to Section 2302 of the CARES Act. All Taxes payable by the Company or any of its Subsidiaries which have been so deferred have been properly accrued for and are reflected on the Financial Statements.

3.29.        Brokers. Except for Arlington Capital Services LLC, neither the Company nor any of its Subsidiaries has any Liability to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

3.30.        Acknowledgement of No Other Representations or Warranties. The Company acknowledges and agrees that, (i) except for the representations and warranties contained in Article V, neither Parent, Merger Sub nor any of their respective Affiliates or Representatives makes or has made, nor is the Company relying on, and expressly disclaims any reliance on, any representation or warranty, either express or implied, concerning Parent, Merger Sub or any of their respective businesses, operations, assets, Liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement, and (ii) the Company hereby disclaims all Liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by Parent, Merger Sub or any of their respective Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company by any Representative of Parent or Merger Sub) except for the representations and warranties expressly set forth in Article V. Notwithstanding anything in this Agreement to the contrary, the Company and its Subsidiaries make no representations or warranties to Parent or Merger Sub regarding any projections or the future or probable profitability, success, business, opportunities, relationships and operations of the Company and its Subsidiaries. Subject to all of the foregoing provisions of this Section, each of Blocker, the Company, Parent and Merger Sub retains all of its rights and remedies with respect to claims based on Fraud.

Article IV
REPRESENTATIONS AND WARRANTIES OF BLOCKER, BLOCKER GP and blocker seller

Except as set forth in the Disclosure Letter, each of Blocker, Blocker Seller and Blocker GP hereby represents and warrants to Parent and Merger Sub as of the date hereof as follows:

4.1.         Organization. Blocker is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Blocker has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Blocker to consummate the Blocker Sale.

4.2.         Authority. Each of Blocker, Blocker Seller and Blocker GP (a) has the right and power to enter into, and perform its obligations under, this Agreement and each other agreement delivered in connection herewith to which it is a party and (b) has taken all requisite action to authorize (i) the execution, delivery and performance of this Agreement and each such other agreement delivered in connection herewith to which it is a party and (ii) the consummation of the Blocker Sale and other Transactions contemplated by this Agreement and each such other agreement delivered in connection herewith to which it is a party. This Agreement has been duly executed and delivered by Blocker and, assuming the due authorization, execution and delivery of this Agreement by each other parties hereto, is binding upon, and legally enforceable against, Blocker in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.3.         Capitalization. All of the limited partner interests of Blocker as of the date hereof are issued and outstanding and held (beneficially and of record) by Blocker Seller, and all of the general partner interests of Blocker as of the date hereof are issued and outstanding and held (beneficially and of record) by the Blocker GP. All outstanding Blocker Interests have been duly authorized, validly issued, and are not subject to preemptive rights. There are no options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued membership interests of Blocker or obligating Blocker to issue or sell any membership interests of, or other interest convertible, exercisable or exchangeable for any equity interest in, Blocker.

4.4.         Blocker Interests. Blocker Seller is the sole record and beneficial owner of the Blocker LP Interests, free and clear of any Lien other than transfer restrictions under applicable federal and state securities laws and the Organizational Documents of Blocker or other Permitted Liens. The Blocker GP is the sole record and beneficial owner of the Blocker GP Interests, free and clear of any Lien other than transfer restrictions under applicable federal and state securities laws and the Organizational Documents of Blocker or other Permitted Liens. No other Person owns or holds any equity interests or rights in Blocker and no Person other than Parent has any right to acquire any Blocker Interests.

4.5.          No Violations and Consents.

(a)               None of the execution, delivery or performance of this Agreement by Blocker Seller, Blocker GP and Blocker or the consummation by Blocker Seller, Blocker GP and Blocker of the Transactions contemplated by this Agreement will: (i) conflict with or violate any provision of the charter, bylaws or any equivalent Organizational Document or governing documents of Blocker Seller, Blocker GP or Blocker; (ii) assuming that all consents, approvals and authorizations described in Section 4.5(b) have been obtained and all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Blocker Seller, Blocker GP or Blocker or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, cancellation, purchase or sale of, or result in the triggering of any payment or in the creation of a Lien (other than Permitted Liens) upon any of the properties or assets of Blocker or its assets pursuant to, any Contract to which Blocker, Blocker GP or Blocker Seller is a party (or by which any of its properties or assets is bound) or any Permit held by it except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Blocker to consummate the Blocker Sale.

(b)               None of the execution, delivery or performance of this Agreement by Blocker, Blocker GP or Blocker Seller or the consummation by Blocker, Blocker GP or Blocker Seller of the Transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Authority, other than (i) such filings as may be required in connection with the payment of any transfer and gain Taxes, (ii) compliance with, and such filings, consents, approvals, authorizations and/or registrations as set forth on Section 4.5(b) of the Disclosure Letter and (iii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Blocker, Blocker GP or Blocker Seller to consummate the Blocker Sale.

4.6.          Litigation and Compliance with Laws.

(a)               Neither Blocker, Blocker GP nor Blocker Seller is in material conflict with, or in material default, breach or violation of any Law applicable to such Person.

(b)               As of the date of this Agreement, there is no Action pending or, to the knowledge of Blocker, threatened against Blocker, or any property or asset of such Person, at law or in equity by or before any Governmental Authority. Neither Blocker, Blocker GP, Blocker Seller nor any material property or asset of such Person is subject to any continuing Order of, consent decree, settlement agreement or other similar written agreement with, or, to Blocker’s, Blocker GP’s, or Blocker Seller’s knowledge, continuing investigation by, any Governmental Authority, or any Order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would (A) prevent or materially delay consummation of the Blocker Sale and the other Transactions contemplated by this Agreement or (B) reasonably be expected to be materially adverse to Blocker, Blocker GP or Blocker Seller taken as a whole.

(c)               As of the date hereof, there is no Action to which Blocker, Blocker GP or Blocker Seller is a party pending or, to the knowledge of Blocker, Blocker GP or Blocker Seller, threatened seeking to prevent, hinder, modify, delay or challenge the Blocker Sale or any of the other Transactions contemplated by this Agreement.

(d)               As of the date hereof, there are no Actions pending or, to the knowledge of Blocker, Blocker GP or Blocker Seller, threatened against Blocker, Blocker GP or Blocker Seller with respect to this Agreement, or in connection with the Transactions contemplated hereby.

4.7.         Purpose. Blocker (i) was formed solely for the purpose of holding the direct or indirect equity interests in the Company held directly or indirectly by it (the “Company Ownership”), (ii) has not conducted any business or engaged in any activities other than those related to the Company Ownership and activities incidental thereto (including the negotiation, execution and consummation of this Agreement and the Transactions contemplated hereby, and all other acts, actions and activities incidental thereto, including the Pre-Closing Blocker Restructuring), (iii) has no assets other than the Company Ownership and cash and cash equivalents and (iv) has no material Liabilities other than those incidental to its formation or existence or the Company Ownership or incurred in connection with this Agreement and the Transactions contemplated hereby (including the Pre-Closing Blocker Restructuring).

4.8.          No Employees. Blocker does not currently have any employees, and Blocker has never had any employees.

4.9.         No Broker. Neither Blocker, Blocker GP nor Blocker Seller has entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor to any broker’s or finder’s fee or commission in connection with the transactions contemplated by this Agreement for which either Parent, Merger Sub, the Company, its Subsidiaries or their Affiliates would be responsible.

4.10.        Taxes.

(a)               Blocker is currently, and has been at all times since formation, been treated as a corporation for U.S. federal and state income tax purposes.

(b)               Blocker (i) has duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by it as of the date hereof; (ii) has timely paid all material Taxes (whether or not shown as due on such filed Tax Returns) that Blocker is otherwise obligated to pay; (iii) has duly and timely paid all material Taxes required to be withheld from any payment to a shareholder, partner, employee or any other Person; (iv) with respect to all Tax Returns filed by or with respect to Blocker, has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than any such extension obtained in connection with an extension to file a Tax Return); and (v) to the actual knowledge of the Blocker, does not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or, as of the date of this Agreement, proposed or threatened in writing which, if resolved in the favor of the Taxing authority, would result in a material Tax deficiency.

(c)               Blocker does not have any liability for the Taxes of any other person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor or by contract (other than any contract the principal purpose of which does not relate to Taxes).

(d)               There are no Liens on the assets of Blocker as a result of unpaid Taxes (other than for current Taxes not yet due and payable).

(e)               Blocker is not, and has not been, a party to, or a promoter of, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011- 4(b).

4.11.      Acknowledgement of No Other Representations or Warranties. Blocker and Blocker GP acknowledge and agree that, (i) except for the representations and warranties contained in Article V, neither Parent, Merger Sub nor any of their respective Affiliates or Representatives makes or has made, nor is Blocker or Blocker GP relying on, and expressly disclaims any reliance on, any representation or warranty, either express or implied, concerning Parent, Merger Sub or any of their respective businesses, operations, assets, Liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement, and (ii) Blocker and Blocker GP hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by Parent, Merger Sub or any of their respective Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Blocker by any Representative of Parent or Merger Sub) except for the representations and warranties expressly set forth in Article V. Notwithstanding anything in this Agreement to the contrary, neither Blocker nor either Blocker Partner makes any representations or warranties to Parent or Merger Sub regarding any projections or the future or probable profitability, success, business, opportunities, relationships and operations of Blocker. Subject to all of the foregoing provisions of this Section, each of Blocker, each Blocker Partner, the Company, Parent and Merger Sub retains all of its rights and remedies with respect to claims based on Fraud.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub jointly and severally represent and warrant to the Company, Blocker GP and Blocker Seller as of the date hereof as follows:

5.1.         Organization. Parent is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Parent has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Parent taken as a whole. Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite limited liability company power to effect the transactions contemplated by this Agreement. Merger Sub was formed for the specific purpose of consummating the transactions contemplated hereby, and Merger Sub has not conducted any operations or business nor does Merger Sub have any Liabilities or obligations other than in connection with the negotiation of this Agreement or any other Transaction Document and the consummation of the transaction contemplated hereby.

5.2.         Authority. Each Parent and Merger Sub (a) has the respective right and power to enter into, and perform its obligations under, this Agreement and each other agreement delivered in connection herewith to which it is a party and (b) has taken all requisite action to authorize (i) the execution, delivery and performance of this Agreement and each such other agreement delivered in connection herewith to which it is a party and (ii) the consummation of the Merger and other transactions contemplated by this Agreement and each such other agreement delivered in connection herewith to which it is a party. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by each other parties hereto, is binding upon, and legally enforceable against, Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

5.3.          No Violations and Consents.

(a)               None of the execution, delivery or performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement will: (i) conflict with or violate any provision of the charter, bylaws or any equivalent organizational or governing documents of Parent or Merger Sub; (ii) assuming that all consents, approvals and authorizations described in Section 5.3(b) have been obtained and all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or any of its properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, cancellation, purchase or sale of, or result in the triggering of any payment or in the creation of a Lien upon any of the properties or assets of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party (or by which any of its properties or assets is bound) or any Permit held by it except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger.

(b)               None of the execution, delivery or performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Authority, other than (i) such filings as may be required in connection with the payment of any transfer and gain Taxes, (ii) compliance with, and such filings, consents, approvals, authorizations and/or registrations as set forth on Section 5.3(b) of the Parent Disclosure Letter and (iii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger.

5.4.          Litigation.

(a)               As of the date hereof, there is no Action to which Parent or Merger Sub is a party pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. As of the date hereof, neither Parent nor Merger Sub is subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to (A) prevent or materially delay consummation of the Transactions and the other transactions contemplated by this Agreement or (B) be materially adverse to the Parent taken as a whole.

(b)               Except as set forth in the Public Company Reports, none of Parent or any of its Subsidiaries, or their respective officers, directors or employees (in their capacity as such) are (a) subject to any outstanding injunction, judgment, order, decree, ruling or charge, or (b) party to any action, suit, Proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency or any federal, state, local, or foreign jurisdiction nor, to the Knowledge of Parent, is any such action, suit, Proceeding, hearing, or investigation threatened, in each case that is required to be disclosed in the Public Company Reports and has not been disclosed.

5.5.          Sufficient Funds. Parent and Merger Sub has, and at the Closing will have, sufficient cash on hand or other sources of immediately available funds to enable it to make payment of all amounts payable by them hereunder and consummate the Transactions contemplated by this Agreement. Neither Parent nor any of its Subsidiaries has incurred any obligation, commitment, restriction or Liability of any kind which would reasonably be expected to impair or adversely affect Parent or Merger Sub’s ability to make any such payment.

5.6.          R&W Policy. The R&W Policy obtained by the Parent in connection with the transactions contemplated by this Agreement provides that the insurer thereunder expressly waives, and agrees not to pursue, directly or indirectly, any subrogation rights against the Unitholders or Blocker Seller with respect to any claim made by any insured thereunder other than in the case of Fraud.

5.7.          Brokers. Except for Jefferies, LLC, neither Parent nor Merger Sub has entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor to any broker’s or finder’s fee or commission in connection with the transactions contemplated by this Agreement for which either Blocker, the Company, its Subsidiaries or their Affiliates would be responsible.

5.8.         Absence of Certain Changes. Except to the extent arising out of or relating to the transactions contemplated by this Agreement or as otherwise disclosed in any of the Public Company Reports (a) since May 31, 2020, the business of Parent has been operated in the Ordinary Course in all material respects and (b) since May 31, 2020, there has been no Parent Material Adverse Effect.

5.9.          Restrictions on Payment. No Contract that the Parent or any of its Affiliates is party to contains a specific prohibition against payment of an Earn-Out Payment.

5.10.        Parent Public Company Reports; Financial Statements; No Undisclosed Liabilities.

(a)               Parent has filed or furnished, as applicable, its Form 40-F and Annual Information Form for the fiscal year ended May 31, 2020, its audited financial statements and Management’s Discussion and Analysis Form for the year ended May 31, 2020, and its unaudited financial statements and Management’s Discussion and Analysis for the three months ended August 31, 2020, and all exhibits described therein for the fiscal quarter ended August 31, 2020 (collectively, the “Public Company Reports”). As of its respective date, and, if amended, as of the date of the last such amendment, each Public Company Report complied in all material respects with the applicable requirements of the Securities Laws, and any rules and regulations promulgated thereunder applicable to the Public Company Report. As of its respective date, and, if amended, as of the date of the last such amendment, no Public Company Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments from any comment letters received by Parent from the SEC or CSA relating to reports, statements, schedules, registration statements or other filings made by Parent with the SEC or CSA.

(b)               The consolidated financial statements included or incorporated by reference into the Public Company Reports (including the notes thereto) have been prepared in accordance with IFRS applied on a consistent basis, except as required by the implementation of new IFRS, throughout the periods covered thereby and present fairly in all material respects the consolidated financial condition of Parent as of such dates and the results of operations, stockholders’ equity, and cash flows of Parent for such periods.

(c)               Parent has implemented and maintains a system of internal controls over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS, including policies and procedures that provide reasonable assurance that (a) transactions are executed only in accordance with authorizations of management and directors, (b) transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS. To Parent’s Knowledge, there are not (i) any significant deficiencies or material weaknesses in the design or operation of Parent’s internal control over financial reporting which would have a Parent Material Adverse Effect or (ii) any Fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(d)               Except for Liabilities (a) disclosed, accrued or reserved against in the consolidated financial statements included or incorporated by reference into the Public Company Reports, (b) incurred in the Ordinary Course since the latest document filed as part of the Public Company Report that would not reasonably be expected, individually or in the aggregate, to be material to the Parent taken as a whole, (c) set forth in Section 5.10(d) of the Parent Disclosure Letter, neither the Parent, Merger Sub nor any of their respective Subsidiaries has any material Liability of any kind.

5.11.        Legal Compliance.

(a)               Parent and each of its Subsidiaries is in compliance in all material respects with all Laws and orders applicable to Parent or any of its Subsidiaries or any assets owned or used by Parent or any of its Subsidiaries which are material to the business and operations of Parent and its Subsidiaries.

(b)               Neither Parent, its Subsidiaries, or, to Parent’s Knowledge, any representatives acting on their behalf, have, directly or indirectly, corruptly offered, promised, paid, authorized or given money or anything of value to any Governmental Authority or official thereof, for the purpose of: (i) influencing any act or decision of any Government Authority or official thereof; (ii) inducing any Governmental Authority or official thereof to do or omit to do an act in violation of a lawful duty; (iii) securing any improper business advantage; (iv) inducing any Governmental Authority or official thereof to influence the act or decision of a Governmental Authority or any official thereof; or (v) for any other corrupt, improper, or illegal purpose, each in order to obtain or retain business for Parent or any of its Subsidiaries in violation of applicable anti-corruption Laws

5.12.       No Required Vote. No vote of the holders of any equity interests in Parent is required for Parent to consummate the transactions contemplated by this Agreement, including without limitation the issuance of any Parent Common Shares.

5.13.        Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, and assuming the representations set forth in Article III and Article IV are true and correct in all material respects:

(a)               the fair saleable value (determined on a going concern basis) of the assets of the Parent and its Subsidiaries (including, following the Closing, the Surviving Entity and its Subsidiaries) shall be greater than the total amount of their liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);

(b)               each of the Parent and its Subsidiaries (including, following the Closing, the Surviving Entity and its Subsidiaries) shall be able to pay their debts and obligations in the ordinary course of business as they become due;

(c)               each of the Parent and its Subsidiaries (including, following the Closing, the Surviving Entity and its Subsidiaries) shall have adequate capital to carry on their businesses and all businesses in which they are about to engage; and

(d)               In completing the transactions contemplated by this Agreement, the Parent does not intend to hinder, delay or defraud any present or future creditors of Parent, the Surviving Entity or any of their respective Subsidiaries.

5.14.        Investment Intent. Parent is acquiring the Units solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution of the Units in violation of the Securities Act or other applicable Securities Laws. Parent acknowledges that the Units have not been registered under the Securities Act or other applicable Securities Laws and that the Units may not be transferred or sold except pursuant to the registration provisions of the Securities Act or other applicable Securities Laws or pursuant to an applicable exemption from such registration provisions. Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Units and is capable of bearing the economic risks of such investment.

5.15.        Acknowledgement of No Other Representations or Warranties.

(a)               Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties contained in Article III and Article IV, as applicable, (i) neither the Company, its Subsidiaries nor any of their respective Affiliates or Representatives makes or has made, nor is Parent or Merger Sub relying on, and Parent and Merger Sub expressly disclaims any reliance on, any representation or warranty, either express or implied, of any kind whatsoever, including without limitation any representation or warranty concerning (x) the Company, its Subsidiaries, or any of their respective Affiliates; (y) any of the Company’s, its Subsidiaries’, or any of their Affiliates’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (z) the transactions contemplated by this Agreement, (ii) neither Blocker, either Blocker Partner nor any of their respective Affiliates or Representatives makes or has made, nor is Parent or Merger Sub relying on, and Parent and Merger Sub expressly disclaims any reliance on, any representation or warranty, either express or implied, of any kind whatsoever, including without limitation any representation or warranty concerning (x) the Company, its Subsidiaries, Blocker, the Blocker Partners or any of their respective Affiliates; (y) any of the Company’s, its Subsidiaries’, Blocker’s, the Blocker Partners’ or any of their respective Affiliates’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (z) the transactions contemplated by this Agreement; and (iii) the Company, its Subsidiaries, Blocker, the Blocker Partners, and each of their respective Affiliates and Representatives hereby disclaim all liability and responsibility for, and Parent and Merger Sub expressly disclaim any reliance on, any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by the Company, its Subsidiaries, Blocker, the Blocker Partners, and each of their respective Affiliates and Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent or Merger Sub by any Representative of the Company, its Subsidiaries, Blocker, the Blocker Partners or any of their respective Affiliates).

(b)               Without limiting the generality of clause (a) above, Parent and Merger Sub acknowledges and agrees that (i) it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Company and its Subsidiaries, Blocker, the Blocker Partners and the transactions contemplated by this Agreement, (ii) in connection with its investigation of the Company and its Subsidiaries, Blocker, the Blocker Partners, Parent and Merger Sub has received from or on behalf of the Company and its Subsidiaries, Blocker and the Blocker Partners certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries, Blocker and the Blocker Partners and certain business plan information of the Company and its Subsidiaries, Blocker and the Blocker Seller Partners, (iii) there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent and Merger Sub is familiar with such uncertainties, and that each Parent and Merger Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy and completeness of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), (iv) neither the Company, Blocker, the Blocker Seller Partners, the Company’s Subsidiaries nor any of their respective Affiliates, or Representatives make any representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and Parent and Merger Sub have not relied thereon, and (v) Parent and Merger Sub will have no claim against the Company, its Subsidiaries, Blocker, the Blocker Partners or any other Person with respect thereto.

(c)               Notwithstanding the foregoing, each of Blocker, the Blocker Partners, the Company, its Subsidiaries, Parent and Merger Sub retains all of its rights and remedies with respect to claims based on Fraud.

Article VI
COVENANTS

6.1.          Certain Governmental Matters.

(a)               Without in any way limiting the other provisions of this Section 6.1, Parent and the Company agree to make or cause to be made, in consultation and cooperation with the other and as promptly as practicable and advisable after the date hereof, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act, which filing shall be made within five (5) Business Days of the date hereof, (ii) an appropriate filing with the Toronto Stock Exchange (“TSX”) pursuant to the Toronto Stock Exchange Company Manual (the “TSX Manual”) within five (5) Business Days of the date hereof requesting that the TSX approve the issuance of the Stock Consideration as contemplated herein, subject only to the satisfaction of the customary listing conditions of the TSX (which shall not include the requirement to obtain any approval of the equityholders of Parent prior to Closing) and (ii) all other necessary registrations, declarations, notices and filings relating to the Transactions with any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Competition Laws (“Governmental Competition Authority”) with respect to the Transactions and to respond as promptly as practicable to any inquiries received and requests made by a Governmental Competition Authority for any additional information and documentary material pursuant to the HSR Act, the TSX Manual and any other Competition Law, and in each case, request “early termination” or any equivalent process, if available. From and after the date hereof and until all governmental approvals required in connection with the Transactions have been obtained, Parent shall not, and shall cause its Affiliates not to, operate its business in such manner or take any action, that could reasonably be expected to significantly increase the risk of not obtaining any such governmental approval or clearance or the expiration or termination of any applicable waiting period. Parent shall be responsible for all filing fees paid pursuant to this Section 6.1.

(b)               Each of the Company and Parent shall (i) keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Competition Authority, and shall respond to any such inquiry or request as promptly as practicable, (ii) cooperate and consult with each other in connection with the making of all filings, notifications and any other material actions pursuant to this Section 6.1, including, subject to applicable Laws relating to the exchange of information, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Competition Authority, (iii) provide counsel for the other party with copies of all filings and submissions made by such party and all correspondence and other written communications between such party (and its advisors) and any Governmental Competition Authority and any other information supplied by such party or its Affiliates to a Governmental Competition Authority or received from such a Governmental Competition Authority in connection with the Acquisition; provided, however, that materials may be withheld or redacted before being provided to the other party as necessary to (x) comply with contractual arrangements or (y) address reasonable privilege or confidentiality concerns, and (iv) furnish to the other party such information and assistance as such party reasonably may request in connection with the preparation of any submissions to, or agency Action by, any Governmental Competition Authority. Upon and subject to the terms of this Section 6.1, each party agrees to cooperate and use reasonable best efforts to assist in any defense by any other party to the Transactions before any Governmental Competition Authority reviewing the Transactions, including by responding as promptly as practicable to any requests for information by such Governmental Competition Authority or such assistance as may be reasonably requested by the other party to this Agreement in such defense.

(c)               If any objections are asserted by any Governmental Competition Authority with respect to the Transactions under any applicable Competition Law or which would otherwise prevent, materially impede or materially delay the consummation of the Merger, or if any Action is instituted by any Governmental Competition Authority or any private party challenging the Transactions as violative of any applicable Competition Law, or an Order is issued enjoining the Transactions, each of the Company and Parent shall use its reasonable best efforts to resolve any such objections or Actions so as to permit consummation of the Transactions by the Closing as soon as practicable.

(d)               Each of the Company and Parent shall use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the applicable Competition Law as soon as practicable. Nothing in this Agreement, including this Section 6.1, obligates Parent or any of its Subsidiaries or Affiliates to offer, negotiate, accept or agree to any divestiture, sale, license or other disposition, or holding separate, of any assets, businesses, entities, or operations, or to the imposition of any restraints, conditions, modifications, limitations or other constraints on the operation of any assets, businesses, entities, or operations. The Company and Parent shall not extend, directly or indirectly, any such waiting period or enter into any agreement with a Governmental Competition Authority to delay or to not consummate the Acquisition on the Closing Date, except with the prior written consent of the other party to this Agreement, which consent shall not be unreasonably withheld or delayed. The Company and Parent shall not have any substantive contact with any Governmental Competition Authority in respect of any filing or Action contemplated by this Section 6.1 unless it consults with the other party in advance and, to the extent permitted by such Governmental Competition Authority, gives the other party the opportunity to participate.

6.2.         Conduct of Business by the Company and its Subsidiaries and the Blocker Pending the Transactions. The Company and the Blocker agree that, between the date of this Agreement and the Closing, and in the case of the Blocker, subject to Section 6.10, except (i) as set forth in Section 6.2 of the Disclosure Letter, (ii) as contemplated or required by any other provision of this Agreement (including effecting the Pre-Closing Blocker Reorganization or the Redemption), or (iii) as required by applicable Law or by any Governmental Authority of competent jurisdiction, unless Parent and Merger Sub otherwise agrees in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company and each of its Subsidiaries and the Blocker shall each use reasonable best efforts to conduct their operations in all material respects in the Ordinary Course. Without limiting the foregoing, except (i) as set forth in Section 6.2 of the Disclosure Letter, (ii) as contemplated or required by any other provision of this Agreement (including effecting the Pre-Closing Blocker Reorganization or the Redemption), (iii) as required by applicable Law or by any Governmental Authority of competent jurisdiction, (iv) as required to comply with COVID-19 Measures or (v) as reasonably undertaken to respond to the effects of COVID-19 or COVID-19 Measures with the prior consultation with Parent, neither the Company nor any of its Subsidiaries nor the Blocker shall, between the date of this Agreement and the Closing, as applicable, unless Parent and Merger Sub otherwise agrees in writing (which agreement shall not be unreasonably withheld, delayed or conditioned):

(a)               amend their Organizational Documents, except for non-material amendments made solely for administrative purposes;

(b)               (i) issue or authorize the issuance of or sell any units, membership interest, shares of capital stock or other ownership interests, or any notes, bonds or other securities of the Company or any of its Subsidiaries or the Blocker (including any option, warrant or other right to acquire the same), in any instance, convertible into, exchangeable for or exercisable for ownership interests of the Company or any of its Subsidiaries or the Blocker or split, subdivide, combine or reclassify any ownership interests of the Company or any of its Subsidiaries or the Blocker, (ii) purchase, redeem or otherwise acquire, or offer to purchase redeem or otherwise acquire, any ownership interests of the Company or any or its Subsidiaries or the Blocker or any other security convertible into, exchangeable for or exercisable for ownership interests of the Company or any of its Subsidiaries or the Blocker, or (iii) declare, set aside, or make any other distributions using membership interests or property of the Company or its Subsidiaries with respect to, or enter into any Contract relating to the declaration of any such distribution with respect to, the ownership interests in the Company or any of its Subsidiaries or the Blocker (for the avoidance of doubt, the Company and its Subsidiaries and the Blocker shall be permitted to make cash distributions or dividends);

(c)               (i) sell, pledge, dispose of, transfer, lease, license or encumber (except for Permitted Liens) any material personal property, equipment or assets (except as set forth in clause (ii) below) of the Company or any of its Subsidiaries or the Blocker, except solely in the case of the Company and its Subsidiaries (and not the Blocker) (A) in the Ordinary Course or (B) pursuant to existing Contracts set forth in Section 6.2(c) of the Disclosure Letter, or (ii) sell, pledge, dispose of, transfer, lease, license or create or impose any Liens on any material assets or property except for (A) the execution of covenants, restrictions and other similar instruments in the Ordinary Course that, individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the existing use and operation of, the property or asset affected by the applicable instrument, (B) in connection with the incurrence of any Indebtedness permitted to be incurred by the Company or any of its Subsidiaries pursuant to Section 6.2 or (C) the execution of licenses in the Ordinary Course;

(d)               merge or consolidate the Company or any of its Subsidiaries or the Blocker with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or the Blocker;

(e)               acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any Person (or equity interests thereof) or any assets, real property, personal property, equipment, business or other rights (whether by merger, stock purchase, asset purchase or otherwise), except solely in the case of the Company and its Subsidiaries (and not the Blocker) for acquisitions of inventory, personal property, equipment and vehicles either (i) in the Ordinary Course, substantially consistent with past practice or in accordance with the capital improvement plans made available to Parent and Merger Sub prior to the date hereof, or (ii) is less than $100,000;

(f)                incur, assume, refinance or guarantee any Indebtedness for borrowed money or issue any debt securities, or assume or guarantee any Indebtedness for borrowed money of any Person, in any such case in excess of $100,000 in the aggregate, except Indebtedness that (i) is prepayable at any time without penalty or premium or borrowings under the Existing Credit Facility or (ii) will be repaid at Closing;

(g)               make any loans, advances or capital contributions to, or investments in, any other Person that would reasonably be expected to adversely affect the Company or any of its Subsidiaries or the Blocker following Closing;

(h)               other than (x) in the Ordinary Course with past practice, (y) to the extent required by Law or the terms of any Benefit Plan as set forth in Section 6.2(h) of the Disclosure Letter, or (z) as specifically contemplated by this Agreement: (i) materially increase the level of compensation or benefits payable or to become payable to its directors, officers or employees; or (ii) enter into any severance agreement with any director, officer, or employee of the Company or any of its Subsidiaries or the Blocker;

(i)                 make any tax election inconsistent with past practice with respect to the Company or any of its Subsidiaries or the Blocker, file any material Tax Return materially inconsistent with past practice, make or change any material Tax election inconsistent with past practice, settle or compromise any material Tax Contest or assessment by any Governmental Authority, adopt or change any accounting method with respect to Taxes, enter into any closing agreement with a taxing authority or surrender any right to claim a refund of a material amount of Taxes, in each instance, (X) that would reasonably be expected to materially adversely impact Parent, the Company or any of its Subsidiaries or the Blocker from a Tax perspective following the Closing and (Y) that is not otherwise required by applicable Law;

(j)                 make any material change in financial accounting policies or procedures, other than as required by GAAP, applicable Law or any Governmental Authority of competent jurisdiction;

(k)               except as set forth in Section 6.2(k) of the Disclosure Letter, make any capital expenditures or enter into any Contract for any renovation, construction or capital expenditure; provided, however, that notwithstanding the foregoing, the Company and its Subsidiaries shall be permitted to make (i) capital expenditures required by Law or any lender of the Company or any of its Subsidiaries, (ii) emergency capital expenditures in any amount that the Company or its Subsidiaries determines is necessary in its reasonable judgment to maintain its ability to operate its businesses in the Ordinary Course, and (iii) capital expenditures in any amount not exceeding $100,000 in the aggregate for all projects of the Company and its Subsidiaries;

(l)                 grant or announce any increase in the salaries, bonuses or other benefits payable by the Company or any of its Subsidiaries or the Blocker to any of the directors, officers, employees, consultants or independent contractors, other than as required by Law;

(m)              fail to exercise any rights of renewal with respect to any Leased Real Property that by its terms would otherwise expire;

(n)               pay, discharge, settle or satisfy any suit, Action or claim, other than settlements of any suit, Action or claim, or threatened suit, Action or claim, that (i) require payments by the Company or any of its Subsidiaries or the Blocker (net of insurance proceeds) in an amount not to exceed $25,000 individually or $50,000 in the aggregate and (ii) do not require any other actions or impose any other material restrictions on the business of the Company or any of its Subsidiaries or the Blocker;

(o)               issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any ownership interests, any other voting securities or any securities convertible into, exchangeable for, exercisable for, or any rights, warrants or options to acquire, any such ownership interests, voting securities or convertible securities, or any “phantom” units, “phantom” unit rights, or unit appreciation rights, including pursuant to contracts as in effect on the date hereof;

(p)               adopt a plan or agreement of a complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or the Blocker;

(q)               delay or postpone the payment of accounts payable or other Liabilities beyond their due date or accelerate the collection of any accounts receivable except in the Ordinary Course;

(r)                (i) adopt, enter into, terminate or amend (A) any Benefit Plan, except as required by Law or as specifically contemplated by this Agreement, (B) any other agreement, plan or policy involving the Company or any of its Subsidiaries or the Blocker and one or more of their respective current or former employees or members of the board of directors that is not terminable at will, or (C) any retention or bonus agreement involving the Company or any of its Subsidiaries or the Blocker and one or more of their respective current or former employees or members of the board of directors, (ii) take any action to accelerate the vesting or payment of any compensation or benefit under any Benefit Plan, or (iii) loan or advance any money or other property (other than reimbursement of reimbursable expenses or any advances of such expenses pursuant to the Company’s or any of its Subsidiaries’ credit cards or otherwise in the Ordinary Course) to any current or former member of the board of directors or officer of the Company or any of its Subsidiaries or the Blocker;

(s)                fail to use commercially reasonable efforts to maintain current insurance coverages, or fail to enforce the rights of the Company or any of its Subsidiaries under any such existing coverage;

(t)                amend or modify in any respect or terminate any Material Contract other than in accordance with its terms, or, enter into any Contract that if entered into on or prior to the date hereof would constitute a Material Contract;

(u)               enter into any collective bargaining agreement or announce, implement or effect any reduction in labor force or lay-off;

(v)               sell, assign, transfer or exclusively license any material Company Intellectual Property, or permit the lapse of any right, title or interest to any material Company Intellectual Property, including any Registered Intellectual Property, or terminate, cancel or amend any Material Company Intellectual Property Contract other than in the Ordinary Course;

(w)              amend, modify or terminate, or allow to lapse, any material Permit; or

(x)               authorize or enter into any Contract to do any of the foregoing.

Notwithstanding the foregoing or anything else to the contrary, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries or the Blocker prior to the Closing, and the Company or the Blocker (in each case, in its sole discretion) may at any time or from time to time prior to the Closing use any cash on hand for any purpose (including making distributions or dividends, redeeming Units as permitted under the Company’s Organizational Documents or repaying any Indebtedness). Prior to the Closing, the Company and each of its Subsidiaries and the Blocker shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

6.3.          Access to Information. From the date of this Agreement to the Closing, the Company and each of its Subsidiaries shall: (a) provide to Parent, Merger Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company and its Subsidiaries, upon reasonable prior written notice to the Company or its Subsidiaries, as applicable, to the officers, employees, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof; (b) provide to Parent, Merger Sub and their respective Representatives non-exclusive access credentials to online portals and databases for all Alcohol Beverage Authorities, and all third party compliance companies, with which the Company has, or has had, and account, solely for the purpose of providing required information regarding Parent or Merger Sub in connection with the Transactions, and in no event, shall Parent, Merger Sub or their respective Representatives make any representations regarding the Company or its Subsidiaries in such portals and databases; and (c) furnish promptly such information concerning the business, properties, Contracts, assets and Liabilities of the Company and its Subsidiaries as Parent, Merger Sub or their Representatives may reasonably request; provided, however, that the Company and its Subsidiaries shall not be required to afford such access or furnish such information to the extent that the Company and its Subsidiaries believe in good faith that doing so would: (i) result in the loss of attorney-client privilege; (ii) violate any obligations of the Company or any of its Subsidiaries with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any of its Subsidiaries is party; or (iii) breach, contravene or violate any applicable Law in any material respect (provided that the Company and its Subsidiaries shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i) through (iii)). Parent and Merger Sub shall, and shall cause each of their respective Representatives, to hold all information provided or furnished pursuant to this Section 6.3 confidential in accordance with the terms of the Confidentiality Agreement.

6.4.          Further Assurances.

(a)               Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated hereby and to cause the conditions set forth in Article VII to be satisfied as promptly as practicable, including using their respective reasonable best efforts to (i) promptly obtain all actions or non-actions, consents, Permits, waivers, approvals, authorizations and Orders from Governmental Authorities necessary or advisable in connection with the consummation of the transactions contemplated hereby, (ii) as promptly as practicable, make and not withdraw (without Parent’s and the Company’s consent) all registrations and filings with any Governmental Authority necessary or advisable in connection with the consummation of the transactions contemplated by this Agreement, and promptly make any further filings pursuant thereto that may be necessary or advisable, (iii) defend all lawsuits or other legal, regulatory, administrative or other proceedings to which it or any of its Affiliates is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable Order with respect to each such lawsuit or other proceeding, (iv) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, non-appealable Order with respect thereto, (v) seek to resolve any objection or assertion by any Governmental Authority challenging this Agreement or the transactions contemplated hereby and (vi) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby; provided, that the efforts standard of this Section 6.4(a) shall not replace any efforts standard expressly provided for in any other provision of this Agreement.

(b)               Each of the parties hereto shall give prompt notice to the other parties, of (a) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, and the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with this Agreement, and the other transactions contemplated hereby, and (b) any Actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or which relate to this Agreement, and the transactions contemplated hereby.

6.5.          Directors & Officers Indemnification and Insurance.

(a)               Contemporaneously with the Closing, the Company shall purchase, with all of the cost thereof being a Transaction Expense, a “tail” policy of directors’ and officers’ liability insurance coverage, providing coverage for a period of six (6) years following the Closing Date, with respect to any Person who is on the date hereof or at the Closing an officer or manager of the Company or any of its Subsidiaries in connection with such Person’s service as a manager or officer of the Company or any of its Subsidiaries at any time prior to the Closing. For a period of six (6) years after the Closing, Parent will not, and will not permit the Surviving Entity or its Subsidiaries to, take any action to amend (in a manner adverse to the beneficiary thereof) or terminate such policy and shall take all commercially reasonable steps, to cause the Surviving Entity and its Subsidiaries to maintain in effect such policy and shall not amend, repeal or modify (in a manner adverse to the beneficiary thereof) any provision in each of the Company’s and its Subsidiaries’ Organizational Documents relating to the exculpation or indemnification of any pre-Closing officers or managers. The provisions of this Section 6.5 are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other right to indemnification or contribution that any such Person may have by contract or otherwise.

(b)               In the event that any Person incurs Losses that are or would have been subject to coverage under an officers’ and directors’ liability insurance policy pursuant to Sections 6.5(a) and such policy terminated (but not due to a temporal expiration) or affords lesser coverage than is required by Sections 6.5 (a), in each case, as a result of the Parent’s failure to fulfill its obligations pursuant to Section 6.5(a), the Parent and the Surviving Entity, jointly and severally, shall pay to such Persons such amounts and provide any other coverage or benefits as such Persons would have received pursuant to such policy.

(c)               The provisions of this Section 6.5 are intended to be for the benefit of, and will be enforceable by, each such Person entitled to indemnification, his or her heirs and his or her representatives.

6.6.            Employee Benefit Matters.

(a)               During the one-year period following the Closing Date (or such shorter period of employment, as the case may be), Parent shall, and shall cause the Surviving Entity or the applicable Subsidiary to, provide each employee of the Surviving Entity or any of its Subsidiaries who is employed at the Closing Date and who remains employed with the Surviving Entity or any of its Subsidiaries immediately following the Closing (each, an “Affected Employee”) with (i) a base salary or hourly wage rate that is at least equal to the base salary or hourly wage rate provided to the Affected Employee immediately prior to the Closing Date, (ii) bonus opportunities (including annual and long-term incentive opportunities) that, with respect to each Affected Employee, are comparable in the aggregate to those opportunities in effect for such Affected Employee immediately prior to the Closing Date, and (iii) retirement, health and welfare benefits that, with respect to each Affected Employee, are comparable in the aggregate to such benefits provided to such Affected Employee immediately prior to the Closing Date.

(b)               Parent shall, or shall cause the Surviving Entity or the applicable Subsidiary to, provide each Affected Employee who incurs a termination of employment during the one-year period following the Closing Date with severance benefits that are no less favorable than the severance benefits to which such Affected Employee would have been entitled with respect to such termination under the severance policies, practices and guidelines of the Company or any of its Subsidiaries as in effect immediately prior to the Closing Date or, if greater, the severance benefits provided to similarly situated employees of Parent. In addition, during the one-year period following the Closing Date, Parent shall, or shall cause the Surviving Entity or the applicable Subsidiary to, honor all employment and severance agreements that are in effect with an Affected Employee immediately prior to the Closing Date.

(c)               Parent shall, or shall cause the Surviving Entity or the applicable Subsidiary to, give each Affected Employee credit (for purposes of eligibility to participate and vesting, but not benefit accrual and excluding defined benefit pension, equity, and retiree benefits) for service with the Company or any of its Subsidiaries prior to the Closing Date (to the same extent such service credit was granted under the applicable Benefit Plans) under the comparable employee benefit plans, programs and policies of Parent, the Surviving Entity and any of their Subsidiaries in which such Affected Employees became participants, as if such service had been performed with Parent, except to the extent that such service crediting would result in duplication of benefits for the same period of service.

(d)               Parent shall, or shall cause the Surviving Entity or the applicable Subsidiary to, use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Affected Employees and their eligible dependents under any plan maintained by Parent or any of its Affiliates (including the Surviving Entity) that provides health benefits in which Affected Employees may be eligible to participate following the Closing, other than any limitations that were in effect with respect to such Affected Employees as of the Closing Date under the analogous Benefit Plan; (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by a Affected Employee and his or her eligible dependents under the health Benefit Plans in which such Affected Employee participated immediately prior to the Closing Date during the portion of the plan year prior to the Closing Date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans maintained by Parent or any of its Affiliates (including the Company) in which such Affected Employee is eligible to participate after the Closing Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred; and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to an Affected Employee and his or her eligible dependents on or after the Closing Date, in each case to the extent such Affected Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Benefit Plan prior to the Closing Date.

(e)               All provisions contained in this Agreement with respect to employee benefit plans or employee compensation are included for the sole benefit of the respective parties hereto and shall not create any right in any other Person (including Affected Employees, participants or beneficiaries in any Benefit Plan, retirees, or dependents or beneficiaries of employees or retirees).

(f)                Nothing contained in this Section 6.6, express or implied (i) shall be construed to establish, amend, or modify, or limit the ability of Parent, the Surviving Entity or any of their Affiliates to amend modify or terminate, any benefit or compensation plan, program, agreement, contract or arrangement at any time assumed, established, sponsored or maintained by any of them, subject to the terms thereof, or (ii) shall limit the ability of Parent, the Surviving Entity or their Affiliates from terminating the employment of any employee (including any Affected Employee) at any time and for any or no reason subject to the terms of any existing contracts.

6.7.          Intercompany Accounts. The Company shall cause all Intercompany Accounts relating to the business of the Company and any of its Subsidiaries to be settled or terminated prior to Closing, except otherwise related to the Lease Agreement.

6.8.          Tax Matters.

(a)               FIRPTA Certificate. Prior to the Closing, the Securityholders’ Representative shall deliver to Parent and Merger Sub a properly completed and executed IRS Form W-9 from each Unitholder certifying that such Unitholder is not a foreign person for purposes of Code Section 1445 and 1446(f).

(b)               Transfer Taxes. Parent shall, and with Securityholders’ Representative’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all Tax Returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which, in each case, become payable in connection with any transaction contemplated by this Agreement, the ancillary agreements and the other transactions contemplated hereby and thereby (together, with any related interests, penalties or additions to Tax, the “Transfer Taxes”).

(c)               Straddle Periods. For purposes of this Agreement, in the case of any Taxes that are payable for a Straddle Period, the portion of such Tax which relates to the portion of such Straddle Period ending on the Closing Date shall (A) in the case of any Taxes other than Taxes based upon or related to income, receipts, sales, use, or payroll, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction (1) the numerator of which is the number of calendar days in the Straddle Period ending on the Closing Date and (2) the denominator of which is the number of calendar days in the entire Straddle Period and (B) in the case of any Tax based upon or related to income, receipts, sales, or payroll, be deemed equal to the amount which would be payable if the relevant Straddle Period ended as of the close of the Closing Date. For purposes of this Section 6.8(c), to the maximum extent permitted by Law, (A) any item determined on an annual or periodic basis (including amortization and depreciation deductions) for income Tax purposes shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period; (B) any Tax or item of income, gain, loss, deduction or credit resulting from a Parent Closing Date Transaction shall be allocated to the portion of the Straddle Period beginning on the day after the Closing Date; and (C) any item of deduction attributable to any Transaction Expenses and other items incurred by the Unitholders shall be allocated to the portion of the Straddle Period ending on the Closing Date. Notwithstanding the foregoing or anything to the contrary in this Agreement, the parties agree that for purposes of determining income, profit, loss, deduction, or any other items allocable to any Tax period of the Company, such items will be determined using the interim closing of the books method under Code Section 706 and Treasury Regulations Section 1.706-4 (or any similar or corresponding provision of state or local law), using the “calendar day” convention, effective as of the end of the Closing Date.

(d)               Tax Returns. Parent shall furnish to Securityholders’ Representative’s as soon as reasonably practicable after the Closing Date, and in any event within one-hundred twenty (120) days after the Closing Date, all information concerning the Company and its Subsidiaries required for the preparation of U.S. federal, state, local or foreign income Tax Returns with respect to any taxable periods (or portions thereof) through the Closing Date. Parent shall prepare and file all Tax Returns of the Company and its Subsidiaries that are due after the Closing Date. With respect to any such Tax Return which is an IRS Form 1065 (or any similar state or local income Tax Return) or any other Tax Return the results or operations of which reflected on such Tax Return are also reflected on the Tax Returns of the Unitholders (or their owners) or Blocker that relates to a Pre-Closing Period or Straddle Period (a “Flow-Through Return”), such Tax Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods. At least thirty (30) days prior to the due date of a Flow-Through Return, Parent shall provide a draft of such Flow-Through Return to Securityholders’ Representative for Securityholders’ Representative’s review and comment. Parent shall cause the Company or applicable Subsidiary of the Company to incorporate any reasonable comments made by the Securityholders’ Representative in the Flow-Through Return actually filed. Parent shall not, and shall not allow the Company or any Subsidiary of the Company to, amend any Flow-Through Return or otherwise initiate (or agree to) any other Securityholders’ Representative Tax Matter without the prior written consent of the Securityholders’ Representative.

(e)               Contest Provisions. Securityholders’ Representative shall have the right to control the conduct and resolution of any audit or other proceeding in respect of any Taxes or Tax Returns of the Company and any of its Subsidiaries (a “Tax Contest”), related to any Flow-Through Return, provided that Securityholders’ Representative shall in good faith allow Parent to make comments to Securityholders’ Representative regarding the conduct of or positions taken in such Tax Contest and shall not settle any such Tax Contest without the prior written consent of Parent, which consent will not be unreasonably withheld, conditioned or delayed. Parent shall control all other Tax Contests of the Company and any of its Subsidiaries, provided that Parent shall in good faith allow Securityholders’ Representative to make comments to Parent regarding the conduct of or positions taken in such Tax Contest and shall not settle any such Tax Contest without the prior written consent of Securityholders’ Representative, which consent will not be unreasonably withheld, conditioned or delayed. Parent shall not (and shall cause its Affiliates not to) take any Parent Closing Date Transaction (including, for the avoidance of doubt, any action to liquidate Blocker on the Closing Date after the Closing). Parent shall not, and shall not allow the Company or any of its Subsidiaries, to make an election under Code Section 6226 with respect to a Pre-Closing Tax Period or Straddle Period without the prior written consent of the Securityholders’ Representative.

(f)                Cooperation.

(i)                 From and after the Closing, Securityholders’ Representative, on the one hand, and Parent, the Company and each of their Affiliates, on the other hand, shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return and any Tax Contest audit, litigation or other proceeding with respect to Taxes attributable to the Company and any of its Subsidiaries for periods (or portions thereof) through the Closing Date. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, Tax Contest audit, litigation or other proceeding or any tax planning and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(ii)              Parent shall (A) retain all books and records with respect to Tax matters pertinent to the Company and any of its Subsidiaries and their respective businesses relating to any periods (or portions of any Straddle Period) ending on or before the Closing Date until the expiration of the statute of limitations (including any extensions thereof) applicable to such taxable periods, and abide (and cause the Company and any of its Subsidiaries to abide) by all record retention agreements entered into with any Governmental Authority, and (B) provide Securityholders’ Representative with reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Securityholders’ Representative so requests, Parent will allow Securityholders’ Representative to take possession of such books and records.

(g)              Parent shall not take (or cause any of its Affiliates to take (including, following the Closing, the Blocker or the Company) any action on the Closing Date after the Closing outside of the ordinary course of business that would increase any Taxes of the Unitholders or the Blocker (including, for the avoidance of doubt, liquidating the Blocker or distributing any interests in the Company out of the Blocker).

6.9.          Financing Covenants. Blocker, the Company and its Subsidiaries agree that from the date hereof until the earlier of the Closing or the valid termination of this Agreement, to the extent that Parent and Merger Sub desires to seek financing in connection with the transactions contemplated hereby, Blocker and the Company shall provide, and shall cause its Subsidiaries to provide, and shall cause their respective employees, agents and representatives to provide, reasonable cooperation to Parent and Merger Sub in connection with obtaining any such financing (“Financing”). Parent shall, promptly upon request by Blocker or the Company, reimburse the Company and its Subsidiaries and Blocker for all out-of-pocket costs incurred by such Person or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives for, from and against any and all Losses actually suffered or incurred by them in connection therewith. Notwithstanding anything to the contrary contained in this Section 6.9, (i) Blocker, the Company and its Subsidiaries shall not be required, under the provisions of this Section 6.9 or otherwise in connection with the Financing (x) to pay any commitment or other similar fee prior to the Closing that is not advanced by the Parent or Merger Sub or (y) to incur any expense unless such expense is reimbursed by the Parent on the earlier of the Closing or termination of this Agreement in accordance with Article VIII, and (ii) (w) neither the Blocker, the Company nor any of their respective Subsidiaries shall be required to incur any Liability in connection with the Financing prior to the Closing, (x) the pre-Closing board of managers of the Company and Blocker and the directors, managers or members of the Subsidiaries of the Company shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, (y) neither the Blocker, the Company nor any of their respective Subsidiaries shall be required to execute prior to the Closing any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financing, and (z) neither the Blocker, the Company nor any of their respective Subsidiaries shall be required to take any corporate actions prior to the Closing to permit the consummation of the Financing. Each of Parent and Merger Sub acknowledges and agrees that it is not a condition to the Closing under this Agreement for Parent and/or Merger Sub to consummate any Financing or to receive any proceeds thereof. Notwithstanding anything to the contrary contained in this Agreement, the Company and Blocker shall be deemed to have complied with their obligations under this Section 6.9 unless the Financing has not been obtained by Parent or Merger Sub primarily as a result of the Company’s or Blocker’s willful and material breach of their respective obligations under this Section 6.9.

6.10.        Blocker Actions. The Blocker Partners will (a) cause Blocker to perform its obligations under this Agreement and to consummate the Blocker Sale on the terms and conditions set forth in this Agreement and (b) ensure that Blocker prior to the Closing shall not conduct any business, incur or guarantee any indebtedness or any other material Liabilities or make any investments, in each case other than those activities incident to its continued existence and the Company Ownership or its obligations under this Agreement or the Blocker Sale (including effecting the Pre-Closing Blocker Reorganization). The Blocker Partners shall not sell, transfer, convey or assign the Blocker Interests to any other Person prior to the Blocker Closing. Notwithstanding anything to the contrary contained herein, during the period from the date of this Agreement until the Closing, Blocker shall be permitted to make cash distributions or dividends and take any actions contemplated by the Pre-Closing Blocker Reorganization.

6.11.        Securityholders’ Representative.

(a)               Prior to entry into this Agreement, the Company and the Unitholders (other than the Blocker Members) shall appoint Chilly Water, LLC to act as the representative for the benefit of each Unitholder (other than the Blocker Members) as the exclusive agent and attorney-in-fact to act on behalf of each Unitholder (other than the Blocker Members), in connection with the transactions contemplated hereby.

(b)               The Securityholders’ Representative shall have the authority to act for and on behalf of the Unitholders (other than the Blocker Members), including, without limitation, (i) to give and receive notices and communications, (ii) to act on behalf of such Persons with respect to the Adjustment Escrow Account, the PPP Escrow Account, the Earn-Out Payments and any other matters arising under this Agreement or the other Transaction documents, (iii) to authorize delivery to Parent and Merger Sub of any funds and property in its possession or in the possession of the Adjustment Escrow Agent or PPP Escrow Agent in satisfaction of claims by Parent and Merger Sub, (iv) to object to such deliveries, (v) to agree to, negotiate, enter into settlements and compromises of, and commence, prosecute, participate in, settle, dismiss or otherwise terminate, as applicable, lawsuits and claims, mediation and arbitration proceedings, and to comply with orders of courts and awards of courts, mediators and arbitrators with respect to such suits, claims or proceedings, (vi) subject to the restrictions in Section 6.11(f), to use the Securityholders’ Representative Expense Amount to satisfy costs, expenses and/or Liabilities of the Securityholders’ Representative or the Unitholders (other than the Blocker Members) in connection with matters related to this Agreement and/or the Transaction documents and satisfy a portion of the Downward Adjustment Amount in accordance with Section 2.13(a)(i), with any balance of the Securityholders’ Representative Expense Amount not used for such purposes to be disbursed and paid to the Unitholders (other than the Blocker Members) in accordance with the Payment Schedule at such time as the Securityholders’ Representative determines in its sole discretion that no additional such costs, expenses and/or Liabilities shall become due and payable, (vii) appoint the Paying Agent and enter into the Paying Agent Agreement and (viii) to take all actions necessary or appropriate in the judgment of the Securityholders’ Representative for the accomplishment of the foregoing. The Securityholders’ Representative shall for all purposes be deemed the sole authorized agent of the Unitholders (other than the Blocker Members) from and after Closing until such time as the agency is terminated. Any successor in the position of Securityholders’ Representative may be filled by Securityholders’ Representative, and any such replacement shall acknowledge and agree to be treated the “Securityholders’ Representative” for purposes of this Agreement and any other Transaction Document. Notices or communications to or from the Securityholders’ Representative shall constitute notice to or from each of the Unitholder (other than the Blocker Members) during the term of the agency. The Securityholders’ Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no other covenants or obligations shall be implied under this Agreement against the Securityholders’ Representative; provided, however, that the foregoing shall not act as a limitation on the powers of the Securityholders’ Representative determined by it to be reasonably necessary to carry out the purposes of its obligations.

(c)               The Securityholders’ Representative shall have reasonable access to information about the Company, Blocker, Parent, Merger Sub and the Surviving Entity necessary or appropriate for it to fulfill its obligations under this Agreement and the reasonable assistance of the Surviving Entity’s, Blocker’s and Parent’s officers and employees for purposes of performing its duties and exercising its rights hereunder, provided that the Securityholders’ Representative shall treat confidentially and not disclose any nonpublic information from or about the Surviving Entity, Blocker or Parent to anyone (except on a need to know basis to agents or representatives of Securityholders’ Representative who first agree to treat such information confidentially) other than in connection with the enforcement of any rights hereunder or any other proceeding brought in connection herewith.

(d)              A decision, act, consent or instruction of the Securityholders’ Representative shall constitute a decision, act, consent or instruction of all of the Unitholders (other than the Blocker Members) and shall be final, binding and conclusive upon each such Person. Parent may rely upon any such decision, act, consent or instruction of the Securityholders’ Representative as being the decision, act, consent or instruction of every such Unitholder (other than the Blocker Members) and shall have no Liability to any such Person for any actions taken in reliance upon any such decision, act, consent or instruction of the Securityholders’ Representative.

(e)               The Securityholders’ Representative will not be liable for any act taken or omitted to be taken as Securityholders’ Representative while acting in good faith, and any act taken or omitted to be taken pursuant to the reasonable advice of counsel will be conclusive evidence of such good faith. The Securityholders’ Representative shall be entitled to rely, and shall be fully protected in relying, upon any statements furnished to it by the Surviving Entity, Parent, Merger Sub and any third party or any other evidence deemed by the Securityholders’ Representative to be reliable, and the Securityholders’ Representative shall be entitled to act on the advice of counsel selected by it. The Securityholders’ Representative shall be fully justified in failing or refusing to take any action under this Agreement or any related document or agreement if it shall have received such advice or concurrence as it deems appropriate with respect to such inaction, or if it shall not have been expressly indemnified to its satisfaction against any and all Liability and expense that the Securityholders’ Representative may incur by reason of taking or continuing to take any such action.

(f)                Notwithstanding anything contained herein to the contrary, the Securityholders’ Representative covenants and agrees that, prior to the payment of any amounts required to be paid pursuant to Section 2.13(a)(i) from the Securityholders’ Representative Expense Amount, the Securityholders’ Representative shall not use any portion of the Securityholders’ Representative Expense Amount to pay costs, fees or expenses or otherwise distribute any portion of the Securityholders’ Representative Expense Amount to any Person (other than the Unitholders (other than the Blocker Members)) other than those costs, fees and expenses reasonably incurred in connection with the Securityholders’ Representative discharging its duties hereunder.

(g)               Notwithstanding anything contained herein to the contrary, the Securityholders’ Representative shall not have the authority to act for and on behalf of the Blocker Members, and all decisions, acts, consents or instructions required by any of the Blocker Members or Blocker Partners herein shall be made by the Blocker Seller.

6.12.        Post-Closing Registration.

(a)               Registration. Parent covenants with respect to the Registrable Shares (as hereinafter defined) for the benefit of the Unitholders (other than the Blocker Members):

(i)                   Parent will use commercially reasonable efforts, to within ninety (90) days following the Closing, prepare and file with the SEC a shelf registration statement on Form F-3 or Form F-10 (or, if Form F-3 or Form F-10 is not then available to Parent, on such form of registration statement as is then available to effect a registration of the Registrable Shares for resale) (the “Registration Statement”), that would permit the resale of all of the Parent Common Shares constituting the Stock Consideration (as may be adjusted by Section 6.12(f), the “Registrable Shares”) under the Securities Act; it being understood that if such Registration Statement is a shelf registration statement, the prospectus contained therein need not name the Unitholders nor otherwise identify the Registrable Shares if such prospectus is supplemented with such information by the filing of a prospectus supplement thereto (a “Prospectus Supplement”) following the effectiveness of such Registration Statement, and if the Parent fails to file the Registration Statement within such ninety (90) day period, Parent shall continue to use commercially reasonable efforts to do so until such Registration Statement has been filed. Parent shall, subject to the Unitholders’ provision of the required information for such filing(s), use commercially reasonable efforts to, within ninety (90) days following the Closing, file a Prospectus Supplement to the Registration Statement, with the SEC to permit the sale of the Registrable Shares pursuant to the Registration Statement; provided, that if the Parent fails to file a Prospectus Supplement to the Registration Statement within such ninety (90) day period, Parent shall continue to use commercially reasonable efforts to do so until such Prospectus Statement has been filed.

(ii)                 Parent shall use commercially reasonable efforts to cause the Registration Statement to be declared and remain effective and available for resale of the Registrable Shares and to file with the SEC such amendments and supplements as may be necessary to keep the prospectus included in the Registration Statement (including the Prospectus Supplement) (the “Prospectus”) current and in compliance in all material respects, including filing any post-effective amendments or prospectus supplements thereto, with the Securities Act and the rules and regulations of the SEC promulgated thereunder until the sooner to occur of the following events (i) the expiration of the thirty six month period following the date the Registration Statement is declared effective, or (ii) the sale of all the Registrable Shares by the Unitholders; provided, the Unitholders (or their designees), upon receipt from Parent of notice that an event has occurred which requires a post-effective amendment to the Registration Statement, a supplement to the Prospectus or a supplemental filing with the SEC to be incorporated by reference therein, shall promptly discontinue the sales of the Registrable Shares until the Unitholders (or their designees) receive copies of a supplemental or amended prospectus from Parent or notice from Parent that the existing prospectus has become available for such sale, which Parent shall provide as soon as practicable after such notice of discontinuance.

(b)              Expenses. Parent shall pay all expenses associated with effecting the registration of the Registrable Shares pursuant to this Section 6.12, including filing and printing fees, Parent’s counsel and accounting fees and expenses, and listing fees, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Shares being sold and excluding the fees and disbursements of counsel to any Unitholders (other than the Blocker Members).

(c)               Covenants Regarding Registrable Shares.

(i)                   Securityholders’ Representative covenants and agrees (on behalf of the Unitholders) with Parent that it will, and will cause the Unitholders (other than the Blocker Members) to, cooperate with Parent in connection with the preparation of the Prospectus Supplement prior to and after the Closing Date for so long as Parent is obligated to keep the Registration Statement effective, and will provide to Parent, in writing, for use in the Prospectus Supplement, all information reasonably requested by Parent regarding Unitholder (or its designee) and its plan of distribution and such other information as may be reasonably necessary to enable Parent to prepare the Prospectus Supplement and to maintain the currency and effectiveness thereof. If the Unitholders (other than the Blocker Members) breaches their respective covenants under this Section 6.12(c), Parent may exclude the Registrable Shares held by such Unitholder (or its designee) from the Registration Statement until such time as the breach is cured.

(ii)                 Parent covenants and agrees that it shall continue, for so long as Parent is obligated to keep the Registration Statement effective, to file or furnish with the SEC in a timely manner all Exchange Act filings that Parent is required to file or furnish under the Exchange Act.

(d)             Indemnification. In connection with any registration of the Registrable Shares pursuant to the provisions of this Section 6.12, Parent shall indemnify and hold harmless the Unitholders (other than the Blocker Members) to the extent that companies generally indemnify and hold harmless selling shareholders in connection with public offerings under the Securities Act, and the Unitholders (other than the Blocker Members) shall indemnify and hold harmless Parent to the extent that selling shareholders generally indemnify and hold harmless public companies in connection with public offerings under the Securities Act.

(e)              Information by Shareholder. Each Unitholder (or its designee) (other than the Blocker Members) shall promptly furnish to Parent such information regarding Unitholder (or its designee) (other than the Blocker Members) and the plan of distribution for the Registrable Shares proposed by the Unitholder (or its designee) (other than the Blocker Members) as Parent may request in writing and as shall be required in connection with any registration, qualification or compliance referred to herein.

(f)                Downside Protection.

(i)                   Until the date on which the Registerable Shares are registered for resale pursuant to this Section 6.12 (the “Trigger Date”), in the event that the Registerable Value is less than the Closing Stock Value, then Parent shall issue to the Unitholders (other than the Blocker Members or with respect to the Redeemed Units), and for the Parent Common Shares allocable to SWB Management, LLC, directly to the SWB Members, in accordance with the Payment Schedule, and include in the Registrable Shares, an additional number of Parent Common Shares, equal to the quotient of (X) the difference of (1) the Closing Stock Value, minus (2) Registerable Value, divided by (Y) the Pre-Registration Price; provided, that in no event shall the aggregate value of the Stock Consideration after giving effect to the additional number of Parent Common Shares issuable under this Section 6.12(f)(i) be greater than the Closing Stock Value (based on the Pre-Registration Price), and in the event that in calculating the Pre-Registration Price in accordance with Section 6.12(f)(ii) issuing the additional Parent Common Shared hereunder would result in the Stock Consideration being greater than the Closing Stock Value, then the Parent shall only be obligated to issue the number of Parent Common Shares pursuant to this Section 6.12(f)(i) that will result in the Unitholders (other than the Blocker Members or with respect to the Redeemed Units) holding Stock Consideration in an amount equal to the Closing Stock Value (based on the Pre-Registration Price).

(ii)                  For purposes of this Agreement, (A) “Registerable Value” means the aggregate value of the number of Parent Common Shares included in the Stock Consideration (prior to giving effect to any adjustment to the number of Parent Common Shares in accordance with this Section 6.12(f)), measured as the product of (i) number of Parent Common Shares in the Stock Consideration (prior to giving effect to any adjustment to the number of Parent Common Shares in accordance with this Section 6.12(f)), multiplied by (ii) the Pre-Registration Price, and (B) “Pre-Registration Price” means the lesser of (i) the volume-weighted average trading price of Parent Common Shares on the NASDAQ for the thirty (30) day period immediately ending on the close of trading the day prior to the Trigger Date, and (ii) the closing price of Parent Common Shares on the NASDAQ on the day prior to the Trigger Date.

6.13.        Regulatory.

(a)               From and after the date hereof, the Company shall (i) in good faith use commercially reasonable efforts to the extent reasonably requested by the Parent to keep the Permits valid and effective and to obtain any updates, transfers, renewals and/or acquisitions of Permits, waivers, approvals, clearances, authorizations, filings or consents from or with any Alcohol Beverage Authorities that may be necessary, proper or advisable, as determined in Parent’s reasonable discretion, in connection with the Transactions contemplated by this Agreement and (ii) provide such other information and communications to Alcohol Beverage Authorities as any Alcohol Beverage Authorities may reasonably request.

(b)               Without limiting the generality of Section 6.14(b), the Company shall promptly, following the date hereof, reasonably cooperate in making such filings as are required to obtain any necessary, proper or advisable, as determined in Parent’s reasonable discretion, Permit, waiver, approval, clearance, authorization, filing or consent issued, granted, given or otherwise made available by or under any Alcohol Beverage Authorities to consummate the Transactions contemplated by this Agreement and to operate the Business after Closing including, without limitation, all federal permits and/or brewer’s notices required by the TTB, together with any state licenses and local permits relating to the manufacturing, distribution, sale and marketing of Company Products.

(c)               Contemporaneous with Closing, the Company shall provide written notice to all Distributors identified on Schedule 3.20(c) of the Disclosure Letter regarding the occurrence of the Transactions contemplated by this Agreement.

(d)               The Company shall promptly make available to Parent true and correct copies of each of depletion report and sales report that the Company or its Subsidiaries receives from each Material Distributor between the date hereof and the Closing Date.

6.14.        Release.

(a)               Effective upon the Closing, each Blocker Partner hereby irrevocably and unconditionally releases and forever discharges Blocker, the Company, and each of their respective past, present, and future Subsidiaries, successors and assigns and any of their respective officers, directors, managers, equityholders, employees, agents, counsel, consultants, advisors or other representative authorized to represent or act on behalf of such Person (the “Released Parties”), from any and all claims, charges, complaints, causes of action, damages, Contracts, and Losses of any kind or nature whatsoever (“Released Claims”), whether known or unknown, absolute or contingent, matured or unmatured and whether at law or in equity, arising from conduct occurring at or prior to the Closing relating to or arising out of such Blocker Partner’s ownership of Blocker Interests, and Blocker’s ownership of the Units. Notwithstanding the foregoing, nothing contained in this Section 6.14(a) shall operate to release any obligations of the Released Parties with respect to, or obligate the Blocker Partners to refrain from making, claims or commencing any proceedings arising under, or in connection with, this Agreement.

(b)              Effective upon the Closing, each of Blocker and the Company hereby irrevocably and unconditionally releases and forever discharges each Blocker Partner and each of its past, present, and future Affiliates, successors and assigns and any of their respective officers, directors, managers, equityholders, employees, agents, counsel, consultants, advisors or other representative authorized to represent or act on behalf of such Person (the “Blocker Seller Released Parties”), from any and all Released Claims, whether known or unknown, absolute or contingent, matured or unmatured and whether at law or in equity, arising from conduct occurring at or prior to the Closing relating to or arising out of the Transactions. Notwithstanding the foregoing, nothing contained in this Section 6.14(b) shall operate to release any obligations of the Blocker Seller Released Parties with respect to, or obligate Blocker or the Company to refrain from making, claims or commencing any proceedings arising under, or in connection with, this Agreement.

6.15.        PPP Loan. After the Closing, Parent shall, cause the Surviving Entity to, (a) use its reasonable best efforts to comply with Sections 1102 and 1106 of the CARES Act to obtain forgiveness of the PPP Loan to the extent provided thereunder, (b) unless filed by the Company prior to the Closing, to file an application for forgiveness of the PPP Loan and take all other actions reasonably necessary to obtain forgiveness thereof; (c) permit the Securityholders’ Representative to participate in Parent’s and the Company’s efforts to cause the PPP Loan to be forgiven (and, in the furtherance of this clause (c), permit the Securityholders’ Representative to contact, or engage in discussions with, the lender with respect to such loan, the Small Business Administration or other third parties for the purpose of facilitating or encouraging such forgiveness); (d) respond to Securityholders’ Representative’s questions and other inquiries with respect to the status of such efforts (including by providing to Securityholders’ Representative all documentation reasonably related to such efforts); and (e) otherwise update Securityholders’ Representative as to the status of such efforts.

6.16.        R&W Policy. Parent shall not amend, modify, terminate or waive any provision set forth in the R&W Policy in a manner adverse to the Unitholders or the Blocker Partners, including any amendment, modification, termination or waiver resulting in the elimination of a full waiver of subrogation (other than for Fraud), without the prior written consent of the Securityholders’ Representative and Blocker Seller. Parent and Merger Sub agree that the provisions in this Agreement related to the R&W Policy and the limits imposed on Parent’s, Merger Sub’s and the Surviving Entity’s rights and remedies with respect to the Transactions and this Agreement were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts payable hereunder.

6.17.        Tax Exemption Certificates. The Company shall use commercially reasonable efforts to obtain all sales tax exemption certificates from all states from which the Company or its Subsidiaries generated revenue during the fiscal years ended December 31, 2017 through December 31, 2019. Each of Parent and Merger Sub acknowledges and agrees that it is not a condition to the Closing under this Agreement for the Company to obtain all such sales tax exemption certificates.

6.18.        Blocker Seller Access to Information. The Blocker Seller shall have reasonable access to information about the Company, Blocker, Parent, Merger Sub and the Surviving Entity necessary or appropriate for it to fulfill its obligations and exercise its rights under this Agreement and the reasonable assistance of the Surviving Entity’s, Blocker’s and Parent’s officers and employees for purposes of performing its duties and exercising its rights hereunder, provided that the Blocker Seller shall treat confidentially and not disclose any nonpublic information from or about the Surviving Entity, Blocker or Parent to anyone (except on a need to know basis to agents or representatives of the Blocker Seller who first agree to treat such information confidentially) other than in connection with the enforcement of any rights hereunder or any other proceeding brought in connection herewith.

6.19.        PPP Escrow Agreement. The Parent and Securityholders’ Representative shall negotiate in good faith to enter into the PPP Escrow Agreement, which shall provide that upon the CARES Determination Date, the Parent and Securityholders’ Representative shall deliver joint written instructions to the PPP Escrow Agent instructing the PPP Escrow Agent to release the PPP Escrow Amount in accordance with Section 2.13(b) herein.

Article VII
CONDITIONS TO THE TRANSACTIONS

7.1.         Conditions to Obligations of Each Party to Effect the Transactions. The obligations of each party to consummate the Transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)               The applicable waiting period and any extensions thereof under the HSR Act shall have expired or been terminated.

(b)               No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof, and no Action instituted by a Governmental Authority and seeking such an Order shall be pending.

(c)               The requisite Unitholders shall have executed a written consent in lieu of a meeting approving and adopting the Transactions.

(d)               The TSX shall have approved Parent’s issuance of the Stock Consideration.

7.2.          Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Transactions contemplated by this Agreement are also subject to the satisfaction or waiver by Parent of each of the following additional conditions:

(a)               Company Representations and Warranties. (i) Each of the representations and warranties of the Company contained in this Agreement (except for the representations and warranties of the Company set forth in Sections 3.1, 3.2, 3.3, 3.4(a)(i) and 3.29)) shall be true and correct in all respects (without regard to materiality or Material Adverse Effect qualifiers contained within such representations and warranties) as of the Closing Date, as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date), except for any failure of such representations and warranties to be true and correct that, individually or in the aggregate, does not cause a Material Adverse Effect; (ii) the representations and warranties of the Company set forth in Sections 3.1, 3.2(c) and (d), 3.3, 3.4(a)(i), and 3.29 shall be true and correct in all material respects as of the Closing Date, as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date); and (iii) the representation and warranties of the Company set forth in Section 3.2(a) and (b) shall be true and correct in all but de minimis respects as of the Closing Date.

(b)               Blocker Representations and Warranties. (i) Each of the representations and warranties of the Blocker contained in this Agreement (except for the representations and warranties of the Blocker set forth in Sections 4.1, 4.2, 4.3, 4.4, and 4.9) shall be true and correct in all respects (without regard to materiality or Material Adverse Effect qualifiers contained within such representations and warranties) as of the Closing Date, as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date), except for any failure of such representations and warranties to be true and correct that, individually or in the aggregate, does not cause a Material Adverse Effect; (ii) the representations and warranties of the Blocker, as applicable, set forth in Sections 4.1, 4.2, 4.3, 4.4, and 4.9 shall be true and correct in all material respects as of the Closing Date, as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date); and (iii) the representations and warranties of the Company set forth in Section 4.3 shall be true and correct in all but de minimis respects as of the Closing Date.

(c)               Agreements and Covenants. The Company and Blocker shall each have performed or complied in all material respects with all agreements and covenants required of it by this Agreement to be performed or complied with by them on or prior to the Closing.

(d)              All Necessary Documents. Parent shall have received those documents to be delivered pursuant to Section 1.4 and Section 2.6(b).

(e)               No Material Adverse Effect. From the date of this Agreement, there shall not have occurred any Material Adverse Effect.

7.3.          Additional Conditions to Obligations of the Company and Blocker Seller. The obligations of the Company and the Blocker Partners to effect the Transactions contemplated by this Agreement are also subject to the satisfaction or waiver by the Company of each of the following additional conditions:

(a)               Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties of Parent and Merger Sub set forth in Sections 5.1, 5.2, 5.5, 5.6, 5.7, 5.12, 5.13 and 5.14) shall be true and correct in all respects (without regard to materiality qualifiers contained within such representations and warranties) as of the Closing Date, as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date), except for any failure of such representations and warranties to be true and correct that, individually or in the aggregate, does not cause a Parent Material Adverse Effect; and (ii) the representations and warranties of Parent and Merger Sub set forth in Sections 5.1, 5.2, 5.5, 5.6, 5.7, 5.12, 5.13 and 5.14 shall be true and correct in all material respects as of the Closing Date, as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date).

(b)              Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and Merger Sub on or prior to the Closing.

(c)               All Necessary Documents. The Securityholders’ Representative shall have received those documents to be delivered pursuant to Section 2.6(b).

Article VIII
TERMINATION

8.1.          Termination. This Agreement may be terminated at any time prior to the Closing only as follows:

(a)               at any time, Parent, Merger Sub and the Company may terminate this Agreement by mutual written consent;

(b)               at any time after January 31, 2021 (the “Outside Date”), by the Company, on the one hand, or Parent and Merger Sub, on the other hand, by written notice to the other, if the Closing shall not have occurred on or before the Outside Date; provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to the Company, if the Company, or to Parent and Merger Sub, if Parent or Merger Sub, as applicable, has breached its obligations under this Agreement in any manner that shall have principally caused the failure of the Closing to have occurred on or before such date; provided, however, that the parties agree that the no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b) during the pendency of any Actions pursuant to Section 10.14;

(c)              By the Company, on the one hand, or Parent and Merger Sub, on the other hand, by written notice to the other, if any Governmental Authority of competent jurisdiction shall have issued any Order permanently enjoining, restraining or prohibiting the Transactions, and such Order shall have become final and non-appealable, if applicable; provided, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to the Company, if the Company’s, or to Parent and Merger Sub, if Parent’s or Merger Sub’s, as applicable, breach of its obligations under this Agreement has been the principal cause of, or principally resulted in, such Order, restraint or prohibition;

(d)               By Parent and Merger Sub, by written notice to the Company, if the Company or Blocker Seller has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 7.1 or Section 7.2 would be incapable of being satisfied and such breach is not cured by the earlier of (i) the date that is twenty (20) days after written notice to the Company by Parent and Merger Sub and (ii) the Outside Date; provided, however, that no cure period will be required for any such breach that by its nature cannot be cured; provided, further, however, that Parent and Merger Sub shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if Parent or Merger Sub has breached or failed to perform any of their respective representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 7.1 or Section 7.3 would be incapable of being satisfied by the Outside Date; or

(e)               By the Company, by written notice to Parent and Merger Sub, if Parent or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 7.1 or Section 7.3 would be incapable of being satisfied and such breach is not cured by the earlier of (i) the date that is twenty (20) days after written notice to the Parent and Merger Sub by the Company and (ii) the Outside Date; provided, however, that no cure period will be required for any such breach that by its nature cannot be cured; provided, further, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 7.1 or Section 7.2 would be incapable of being satisfied by the Outside Date.

8.2.          Effect of Termination. In the event of termination of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand, as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part the Parent or Merger Sub, or the Blocker, Blocker Seller or the Company and its Subsidiaries or any of their respective Representatives, in either case, relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement), in each case whether based on contract, tort, equity or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any Laws or otherwise and whether by or through attempted piercing of the corporate veil, by or through any claim by or on behalf of a party hereto or another Person or otherwise, except (i) with respect to this Section 8.2, Article X (other than Section 10.14), and Annex I (and such provisions shall remain in full force and effect following such termination), (ii) the Confidentiality Agreement shall continue in full force and effect in accordance with its terms, and (iii) any Liability of any party hereto for (x) Fraud or (y) any willful breach of this Agreement (which, for the avoidance of doubt, shall be deemed to include any failure by the Parent and Merger Sub to consummate the transactions contemplated by this Agreement if they are obligated to do so hereunder) prior to such termination.

Article IX
NO SURVIVAL; NO RECOURSE

9.1.           No Survival. The parties hereto, intending to modify any applicable statute of limitations, agree that (i) the representations and warranties of the Company, Blocker, Parent, Merger Sub and Blocker Seller contained in this Agreement (including the Schedules and Exhibits attached hereto and the certificates delivered pursuant hereto) shall not survive the Closing for any purpose, and thereafter there shall be no Liability on the part of, shall any claim be made by, any party or its Affiliates with respect thereto, (ii) after the Closing, there shall be no Liability on the part of, nor shall any claim be made by, any Person (including any party or any of their respective Affiliates) in respect of any covenant or agreement to be performed prior to the Closing, and (iii) all covenants and agreements contained in this Agreement that contemplate performance thereof following the Closing or otherwise expressly by their terms survive the Closing will survive the Closing in accordance with their terms. The Parent and Merger Sub further acknowledge and agree that Parent’s and its Affiliates’ (including, after the Effective Time, the Surviving Entity’s and its Subsidiaries’) sole and exclusive remedy (other than in the case of Fraud) for breaches of any representations and warranties and losses relating thereto shall be the R&W Policy.

9.2.          No Recourse. Each of Parent and Merger Sub hereby acknowledges and agrees that, following the Closing, none of the Unitholders or the Blocker Partners nor any of their respective Affiliates shall have any Liability or obligation arising under this Agreement or as a result of the consummation of the transactions contemplated hereby under any Law, in equity, contract, tort or otherwise, other than with respect to any covenant or agreement contained in this Agreement or any certificate or other document delivered pursuant to this Agreement that contemplates performance following the Closing or otherwise expressly by their terms survive the Closing.

Article X
GENERAL PROVISIONS

10.1.        Cost and Expenses. Except as otherwise expressly provided for herein, each party will pay its own costs and expenses (including attorneys’ fees, accountants’ fees and other professional fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Blocker Sale, the Merger and the other Transactions contemplated by this Agreement and, for the avoidance of doubt, the Company shall be liable for all Transaction Expenses.

10.2.        Amendment, Modification and Waiver. This Agreement may be amended, modified or supplemented at any time only by written agreement signed by the parties hereto (other than Merger Sub), and any failure of the Company or Blocker (in each case prior to the Closing) or the Blocker Partners to comply with any term or provision of this Agreement may be waived by Parent and Merger Sub, and any failure of Parent or Merger Sub or the Company or Blocker (post-Closing) to comply with any term or provisions of this Agreement may be waived by the Securityholders’ Representative and the Blocker Seller, at any time by an instrument in writing signed by or on behalf of such other party, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply.

10.3.        Savings Clause. If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof. Upon such declaration that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement, as needed, so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

10.4.        Entire Agreement. This Agreement (together with the Annexes, Exhibits, Disclosure Letter and the other documents delivered pursuant hereto or referenced herein) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

10.5.        Assignment; Successors and Assigns. The respective rights and obligations of the parties hereto shall not be assignable without the prior written consent of (a) Parent, in the event of an assignment by the Company (prior to the Closing), the Blocker (prior to the Closing), or the Blocker Partners, or (b) the Securityholders’ Representative, in the event of an assignment by Parent, Merger Sub, the Company (following the Closing) or the Blocker (following the Closing); provided, however, that Parent may assign all or part of its respective rights under this Agreement without such written consent to Four Twenty Corporation, a Delaware corporation, a Subsidiary or to its lenders as security for any reason including for obligations arising in connection with the financing of the Transactions contemplated hereby; provided, that no such assignment will relieve Parent of any of its obligations hereunder. Any assignment or transfer in violation of the preceding sentence shall be void. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.

10.6.        Parties in Interest. Except for (i) current and former managers, officers, directors and controlling Persons of the Company and its Subsidiaries pursuant to Section 6.5, (ii) the Unitholders pursuant to Section 6.12, and (iii) those Persons referenced Section 10.15, each of which is an intended third party beneficiary hereof, the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person, other than the parties hereto, any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third-party beneficiaries under Section 6.5 and Section 6.12 shall not arise unless and until the Closing occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 10.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, Persons, other than the parties hereto, may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.7.        Mutual Drafting; Interpretation; Headings; Disclosure Letter.

(a)               Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits,” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b)              The information in the Disclosure Letter constitutes (i) exceptions or qualifications to representations, warranties, covenants and obligations of the Company, Blocker and the Blocker Partners as set forth in this Agreement or (ii) descriptions or lists of assets and Liabilities and other items referred to in this Agreement. The Disclosure Letter shall not be construed as indicating that any disclosed information is required to be disclosed, and no disclosure shall be construed as an admission that such information is material to, or required to be disclosed by, the Company, Blocker and the Blocker Partners. The Company, Blocker and the Blocker Partners may, at their respective options, include in the Disclosure Letter items that are not material, and such inclusion, or any references to dollar amounts, shall not be deemed to constitute an admission of any liability by the Company, Blocker and the Blocker Partners or any other Person to any third party or otherwise imply that such items are material, to establish any standard of materiality or to define further the meaning of such terms (including Material Adverse Effect) for purposes of this Agreement. Any disclosure contained in any section of the Disclosure Letter shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other Section of this Agreement. The Disclosure Letter constitute a part of this Agreement and are incorporated into this Agreement for all purposes as if fully set forth herein. Capitalized terms used in the Disclosure Letter that are not defined therein shall have the meanings given them in this Agreement.

10.8.        Governing Law. The validity, interpretation and effect of this Agreement shall be governed exclusively by the Laws of the State of Delaware, excluding the “conflict of laws” rules thereof.

10.9.        Venue. Each of the parties irrevocably agrees that any legal Action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement (including claims asserted for breach of contract, tort, or otherwise and regardless of whether such claims arise in law or in equity) must be brought by any other party or its successors or assigns in the Court of Chancery of the State of Delaware or, only if such court does not have jurisdiction, any other state or federal court located in the State of Delaware, and in each case any appellate courts therefrom, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally. Each of the parties agrees not to commence any Action, suit, or proceeding arising out of or related to this Agreement or any of the transactions contemplated by this Agreement except in the courts described above in Delaware, except for Actions in any court of competent jurisdiction to enforce any judgment, decree, or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided in Section 10.11 shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient provided, however, that nothing in this Section 10.9 shall affect the right of any party to serve legal process in any other manner permitted by Law. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim, or otherwise, in any Action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto agrees that a final, non-appealable judgment in any Action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law.

10.10.      Waiver of Jury Trial and Certain Damages. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11.      Notices.

(a)              All notices, requests, demands and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered (i) by hand (including by reputable overnight courier), (ii) by mail (certified or registered mail, return receipt requested), (iii) by facsimile transmission (followed by delivery of an original via overnight courier service) or (iv) by E-mail (followed by delivery of an original via overnight courier service) to the respective parties at the following addresses:

If to the Company:

SweetWater Brewing Company, LLC

195 Ottley Drive

Atlanta, GA 30324

Attention: Fredrick M. Bensch, Chief Executive Officer

E-mail: REDACTED - PERSONAL INFORMATION

with a copy to (for information purposes only):

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166-4193

Facsimile: (212) 294-4700

Attention: Jennifer Kurtis, Esq.; Ryan Walden, Esq.

E-mail: jkurtis@winston.com; rwalden@winston.com

If to Blocker and the Blocker Partners:

c/o TSG Consumer Partners

600 Montgomery St.

San Francisco, CA 94111

Attention: REDACTED - PERSONAL INFORMATION

Email: REDACTED - PERSONAL INFORMATION

with a copy to (for information purposes only):

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02119

Attention: Paul Van Houten

Email: Paul.VanHouten@ropesgray.com

If to Securityholders’ Representative:

c/o SweetWater Brewing Company, LLC

195 Ottley Drive

Atlanta, GA 30324

Attention: Fredrick M. Bensch, Chief Executive Officer

E-mail: REDACTED - PERSONAL INFORMATION

with a copy to (for information purposes only):

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166-4193

Facsimile: (212) 294-4700

Attention: Jennifer Kurtis, Esq.; Ryan Walden, Esq.

E-mail: jkurtis@winston.com; rwalden@winston.com

and

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02119

Attention: Paul Van Houten

Email: Paul.VanHouten@ropesgray.com

If to Parent or Merger Sub:

c/o Aphria, Inc.

PO Box 20009

269 Erie Street South

Leamington, Ontario, N8H 3C4, Canada

Attention: Christelle Gedeon, Chief Legal Officer

Email: REDACTED - PERSONAL INFORMATION

with copies to (for information purposes only):

DLA Piper LLP (US)

1251 Avenue of the Americas, 27th Floor

New York, NY 10020

Attention: Christopher Giordano

Jon Venick

Email: Christopher.Giordano@us.dlapiper.com

Jon.Venick@us.dlapiper.com

(b)               Any party may from time to time change its address for the purpose of notices to that party by a similar notice specifying a new address, but no such change shall be deemed to have been given until it is actually received by the party sought to be charged with its contents.

(c)               All notices and other communications required or permitted under this Agreement which are addressed as provided in this Section 10.11 if delivered personally or courier, shall be effective upon delivery; if sent by facsimile, shall be delivered upon receipt of proof of transmission.

10.12.    Public Announcements. The initial press release or public announcement issued by the parties concerning this Agreement and the transactions contemplated hereby shall be in a form agreed to by Parent, Securityholders’ Representative and the Blocker Seller and thereafter the parties shall consult with each other (and obtain the other party’s prior consent) before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, in each case except (a) based on the reasonable advice of counsel, such press release or public statement is required by applicable Law, stock exchange rule or regulation, or (b) any press release or other public statement that is consistent with previous press releases, public disclosures or public statements made by a party hereto in accordance with this Agreement, in each case under this clause (b) to the extent such disclosure is still accurate, and in each case under clause (a) and (b), provided the other party with an opportunity to review and comment on such press release or public statement prior to its issuance, distribution or publication. Notwithstanding the provisions of this Section 10.12, on and after the Closing Date, the Blocker Partners and their Affiliates will be permitted (i) to disclose to their respective and prospective members, limited partners and partners (who may disclose to their direct and indirect investors) the fact that the Closing has occurred, the consideration paid hereunder, other items directly relating to such consideration and other types of information that are customary for private equity funds to provide to their respective and prospective members, limited partners and partners and (ii) to disclose in connection with normal fund raising and related marketing or informational or reporting activities, including on their websites and in their marketing materials, any such information permitted to be disclosed pursuant to clause (i) above and any information previously provided as part of a press release or public announcement issued or made with the prior written consent of the Parent, the Securityholders’ Representative, and the Blocker Seller which disclosure may be accompanied by the logo of the Company.

10.13.    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument. A copy transmitted via facsimile or e-mail as a portable document format (.pdf) of this Agreement, bearing the signature of any party shall be deemed to be of the same legal force and effect as an original of this Agreement bearing such signature(s) as originally written of such one or more parties.

10.14.    Enforcement of Agreement. The parties agree that irreparable damage may occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with the specific terms thereof or otherwise breach such provisions, and that money damages may not be an adequate remedy, even if available. The parties hereto accordingly agree that, prior to the valid termination of this Agreement pursuant to Article VIII, the Company, the Blocker Partners and the Parent shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the parties’ obligations to consummate the transactions contemplated hereby and the Parent’s obligation to pay, and the right of the Blocker Seller and Unitholders to receive, the consideration payable hereunder) in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.15.    Limitation on Recourse. Notwithstanding anything to the contrary in this Agreement or otherwise, no claim arising in whole or in part out of or related to this Agreement, the negotiation, interpretation, construction, validity or enforcement of this Agreement or the Transactions (whether sounding in contract, tort, statute or otherwise) shall be brought or maintained by or on behalf of any party hereto or any of its Affiliates or their respective successors or permitted assigns against any Person not a party to this Agreement. Without limitation of the foregoing, except for claims against a party to this Agreement, no claim described in the immediately preceding sentence shall be brought or maintained against any past, present or future officer, director, employee, agent, direct or indirect general or limited partner, manager, management company, direct or indirect member, stockholder, equityholder, or controlling Person, Representative or Affiliate, or any heir, executor, administrator, successor or assign of any of the foregoing, of Parent, Merger Sub, the Company or any of its Subsidiaries, Blocker, Blocker Partners or the Securityholders’ Representative, as applicable, and no recourse shall be had against any of them in respect of any such claim, including in connection with any alleged misrepresentation or inaccuracy in or breach of or omission in any of the representations, warranties, covenants or agreements of any such party set forth or contained in this Agreement or any exhibit or schedule hereto or any certificate delivered hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

APHRIA, INC.

By:	(signed) “Carl A. Merton”
Name: Carl A. Merton
Title: Chief Financial Officer

PROJECT GOLF MERGER SUB, LLC

By:	Four Twenty Corporation,
its Sole Member

(signed) “Carl A. Merton”
Name: Carl A. Merton
Title: Authorized Representative

[Signature Page to Agreement of Merger and Acquisition]

SW BREWING COMPANY, LLC

By:	(signed) “Fredrick Bensch”
Name: Fredrick Bensch
Title: Chief Executive Officer

SWBC CRAFT HOLDINGS LP

By:	SWBC Craft Management, LLC,
its General Partner

(signed) “SWBC Craft Management, LLC”
Name: [Redacted]
Title: Authorized Representative

SWBC BLOCKER SELLER, LP

By:	SWBC Craft Management, LLC,
its General Partner

(signed) “SWBC Craft Management, LLC”
Name: [Redacted]
Title: Authorized Representative

SWBC CRAFT MANAGEMENT, LLC

By:	(signed) “SWBC Craft Management, LLC”
Name: [Redacted]
Title: Manager

CHILLY WATER, LLC

By:	(signed) “Fredrick Bensch”
Name: Fredrick Bensch
Title: Member

[Signature Page to Agreement of Merger and Acquisition]

ANNEX I

DEFINITIONS

For purposes of this Agreement:

“2022 15-Day Period” has the meaning set forth in Section 2.16(c).

“2022 Adjusted EBITDA” has the meaning set forth in Section 2.16.

“2022 Adjusted EBITDA Calculation” has the meaning set forth in Section 2.16(a).

“2022 Earn-Out Payment” has the meaning set forth in Section 2.15(b).

“2022 EBITDA Acknowledgement” has the meaning set forth in Section 2.16(c).

“2022 EBITDA Adjustment Report” has the meaning set forth in Section 2.16(c).

“2023 15-Day Period” has the meaning set forth in Section 2.16(d).

“2023 Adjusted EBITDA” has the meaning set forth in Section 2.16(b).

“2023 Adjusted EBITDA Calculation” has the meaning set forth in Section 2.16(b).

“2023 Earn-Out Payment” has the meaning set forth in Section 2.15(c).

“2023 EBITDA Acknowledgement” has the meaning set forth in Section 2.16(d).

“2023 EBITDA Adjustment Report” has the meaning set forth in Section 2.16(d).

“30-Day Period” has the meaning set forth in Section 2.12(b).

“Acceleration Event” means any of the following:

(a)       a direct or indirect sale or transfer (in a single transaction or through a series of related transactions, pursuant to a merger, equity sale or otherwise) to any third party of: (A) securities representing greater than 50% of the outstanding voting power, or economic interest in (whether by way of a sale of securities, merger or otherwise) the Company or any of its Subsidiaries; or (B) all or substantially all of the assets or business line or business group of the Company or any of its Subsidiaries, taken as a whole;

(b)       a material breach by Parent or the Surviving Entity of the covenants or representations contained in Section 2.17(a) of this Agreement; or

(c)       prior to the expiration of the Earn-Out Period, (i) the employment of Fredrick M. Bensch with the Parent or the Company is terminated without Cause (as such term is defined in the Bensch Consulting Agreement) or (ii) Mr. Bensch terminates his employment for Good Reason (as defined in the Bensch Consulting Agreement).

“Acceleration Payment Date” has the meaning set forth in Section 2.17(b).

“Acknowledgement” has the meaning set forth in Section 2.12(b).

“Act” has the meaning set forth in Section 2.1.

“Action” means any action, administrative enforcement, appeal, petition, plea, charge, complaint, claim, suit, demand, litigation, arbitration, mediation, hearing, investigation, audit or other proceeding.

“Adjustment Escrow Account” has the meaning set forth in Section 2.11(c).

“Adjustment Escrow Agent” means Citibank, N.A.

“Adjustment Escrow Amount” means $1,000,000.

“Adjustment Escrow Agreement” means that certain escrow agreement substantially in the form attached hereto as Exhibit D for purposes of the Adjustment Escrow Amount, to be entered into at the Closing by and between Parent, Securityholders’ Representative and Adjustment Escrow Agent.

“Adjustment Report” has the meaning set forth in Section 2.12(b).

“Affected Employee” has the meaning set forth in Section 6.6(a).

“Affiliate” means as to any Person, any other Person which, directly or indirectly, is controlled by, controls, or is under common control with, such first-mentioned Person.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law)

“Aggregate Earn-Out Payment” has the meaning set forth in Section 2.15(c).

“Agreement” has the meaning set forth in the caption.

“Alcohol Beverage Authorities” means the United States Alcohol and Tobacco Tax and Trade Bureau (the “TTB”), the Georgia Department of Revenue, City of Atlanta and any other local, state or federal Governmental Agency responsible for regulating the manufacturing, distribution, sale and/or marketing of alcohol beverages.

“Annual Financial Statements” has the meaning set forth in Section 3.11(a).

“Anti-Corruption Laws” has the meaning set forth in Section 3.23(a).

“Approving Holders” has the meaning set forth in Section 1.5.

“Assets” has the meaning set forth in Section 3.6.

“Auditor’s Determination” has the meaning set forth in Section 2.12(b).

“Auditor’s EBITDA Determination” has the meaning set forth in Section 2.16(e).

“Balance Sheet Date” has the meaning set forth in Section 3.11(a).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.3.

“Bates Agreement” means that certain Employment Agreement dated November 1, 2020 by and between SweetWater Brewing Company, LLC and Patrick Bates.

“Benefit Plan” means any (a) “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (b) any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and (c) any other material plan, agreement or arrangement providing for employment, severance, compensation, change of control or retention pay or benefits, stock options, stock purchase, phantom stock, stock appreciation or other forms of equity-based or phantom equity-based incentive compensation, health, fringe, and other benefit plans, programs, or arrangements that are maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is required to contribute on behalf of an employee of the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries have any Liability (actual or contingent) by virtue of having an ERISA Affiliate.

“Bensch Consulting Agreement” means that certain consulting agreement substantially in the form attached hereto as Exhibit E entered into on the date hereof by and between Class V, Inc. and the Surviving Entity.

“Blocker” has the meaning set forth in the caption.

“Blocker Closing” has the meaning set forth in Section 1.3.

“Blocker GP” has the meaning set forth in the caption.

“Blocker GP Interests” has the meaning set forth in the recitals.

“Blocker LP Interests” has the meaning set forth in the recitals.

“Blocker Interests” has the meaning set forth in the recitals.

“Blocker Members” means Blocker and SWBC Craft, LLC.

“Blocker Partners” has the meaning set forth in the caption.

“Blocker Sale” has the meaning set forth in the recitals.

“Blocker Seller” has the meaning set forth in the caption.

“Blocker Seller Released Parties” has the meaning set forth in Section 6.14(b).

“Brands” has the meaning set forth in Section 3.22(a).

“Business” means any business conducted, engaged in, or currently conducted or engaged in by the Company or any of its Subsidiaries.

“Business Day” means any day, except for a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York or a day on which the Delaware Secretary of State is authorized or required by Law to close.

“Canadian Securities Laws” means, collectively, the Ontario Securities Act and the applicable securities laws of the other provinces and territories of Canada, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the Canadian securities regulatory authorities.

“Cancelled Units” has the meaning set forth in Section 2.7(a).

“CARES Act” means The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020).

“CARES Act Determination Date” means the date which the lender of the CARES Debt (and, to the extent required, any Governmental Authority (including the United States Small Business Administration)) has finally determined that all or a portion of the CARES Debt is ineligible for forgiveness pursuant to the provisions of the CARES Act, thus resulting in such CARES Debt being deemed CARES Unforgiven Debt for purposes of Section 2.13(b).

“CARES Debt” means the PPP Loan.

“CARES Unforgiven Debt” means that amount of the CARES Debt that has been finally determined by the lender of the CARES Debt (and, to the extent required, any Governmental Authority (including the United States Small Business Administration)) to be ineligible for forgiveness pursuant to the provisions of the CARES Act.

“Cash” means all cash (excluding, for the avoidance of doubt, restricted cash and any security deposits, bonds or other similar instruments serving as collateral with respect to any property or assets leased by the Company, and any deposits or reserves associated with any self-insurance, including but not limited to any deposits or reserves associated with any workers compensation policies or claims), cash equivalents and marketable securities held by the Company and its Subsidiaries, calculated as of immediately prior to the Effective Time. “Cash” shall (i) be calculated net of issued but uncleared checks, drafts and overdrafts as of immediately prior to the Effective Time, and (ii) include checks and other wire transfers and drafts deposited for the account of the Company as of immediately prior to the Effective Time, including but not limited to credit card and debit card receipts, but solely to the extent received prior to the final determination of the Final Purchase Price.

“CERCLA” has the meaning set forth in clause (i) of the definition of Hazardous Material.

“Certificate of Merger” has the meaning set forth in Section 2.2(a).

“Cheese Grits” has the meaning set forth in the Recitals.

“Closing” has the meaning set forth in Section 2.5.

“Closing Date” has the meaning set forth in Section 2.5.

“Closing Date Indebtedness” means the aggregate amount of Indebtedness calculated as of immediately prior to the Effective Time (other than with respect to the inclusion of Transaction Tax Deductions in the calculation of the Pre-Closing Income Tax Liability Amount, which shall be calculated as of immediately after the Effective Time); provided, however, that Closing Date Indebtedness shall not include (a) any amount taken into account in the calculation of Closing Date Working Capital, or (b) any Transaction Expenses.

“Closing Date Working Capital” means the Net Working Capital calculated as of immediately prior to the Effective Time.

“Closing Stock Value” has the meaning set forth in Section 2.10.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Company’s Knowledge” or “Knowledge of the Company” or similar phrase means the actual knowledge of Fredrick M. Bensch, Patrick Bates and JD Usry.

“Company” has the meaning set forth in the caption.

“Company Intellectual Property” means all of the Intellectual Property Rights owned or purported to be owned by or exclusively licensed to the Company or any of its Subsidiaries.

“Company LLC Agreement” means Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of October 21, 2020, as amended and in effect from time to time.

“Company Material Contract” has the meaning set forth in Section 3.10(a).

“Company Ownership” has the meaning set forth in Section 4.7.

“Company Products” means any and all products and services that currently are manufactured, produced, marketed, offered, sold, licensed, provided or distributed by the Company or any of its Subsidiaries.

“Company Registered Intellectual Property” has the meaning set forth in Section 3.8(a).

“Competition Laws” shall mean Laws that are designed or intended to prohibit, restrict or regulate actions, including transactions, acquisitions and mergers, having the purpose or effect of creating or strengthening a dominant position, monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of December 2, 2019, by and between Parent and the Company.

“Constituent Entities” has the meaning set forth in Section 2.1.

“Contract” means, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, purchase order, commitment, arrangement or undertaking, written or oral, or other document or instrument to which or by which such Person is a party or otherwise subject or bound or to which or by which any asset, property or right of such Person is subject or bound.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or resulting epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means, collectively, any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, policy, guideline or recommendation by any Governmental Authority in connection with or in response to COVID-19 and applicable to the Company, its Subsidiaries or their respective businesses.

“CSA” means the Canadian Securities Administrators.

“Disclosure Letter” has the meaning set forth in the introductory paragraph in Article III.

“Downward Adjustment Amount” has the meaning set forth in Section 2.13(a)(i).

“Earn-Out Cap” has the meaning set forth in Section 2.15(b).

“Earn-Out Payments” has the meaning set forth in Section 2.15(a).

“Earn-Out Period” has the meaning set forth in Section 2.17(a).

“EBITDA Adjustment Report” has the meaning set forth in Section 2.16.

“Effective Time” has the meaning set forth in Section 2.2(b).

“Enterprise Value” means three hundred million dollars ($300,000,000).

“Environment” means soil, land surface or subsurface strata, waters (including, navigable waters, oceans, streams, ponds, reservoirs, drainage basins, wetlands, surface or ground water), sediments, ambient air (including indoor), noise, plant life, animal life, and all other environmental media or natural resources.

“Environmental Laws” means any and all applicable Laws, Permits, approvals, authorizations and other requirements having the force and effect of Law, whether local, state, territorial or national, in force and effect as of the Closing Date and relating to: (i) emissions, discharges, spills, releases or threatened releases of Hazardous Materials; (ii) the use, treatment, storage, disposal, handling, manufacturing, transportation or shipment of Hazardous Materials; (iii) the regulation of storage tanks; or (iv) relating to pollution or the protection of human health, safety or the Environment, including the following statutes as now written and amended, including any and all regulations promulgated thereunder and any and all state and local counterparts: CERCLA, the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Federal Water Pollution Control Act, 33 U.S.C. §1251 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §11001 et seq., and the Safe Drinking Water Act, 42 U.S.C. §300f et seq.

“Environmental Permits” means any Permit required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and rulings promulgated thereunder.

“ERISA Affiliate” means any member of the Company’s controlled group of companies within the meaning of Code Section 414(b), (c), (m) or (o).

“Estimated Cash” has the meaning set forth in Section 2.9.

“Estimated Closing Balance Sheet” has the meaning set forth in Section 2.9.

“Estimated Closing Date Indebtedness” has the meaning set forth in Section 2.9.

“Estimated Net Working Capital” has the meaning set forth in Section 2.9.

“Estimated Purchase Price” has the meaning set forth in Section 2.8.

“Estimated Transaction Expenses” has the meaning set forth in Section 2.9.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Act Document” means all of the documents Parent is required to file or furnish under the Exchange Act.

“Existing Credit Facility” means that certain Credit Agreement dated October 21, 2020 by and among the Company and its Subsidiaries, the Lenders (defined herein), and Truist Bank, in its capacities as Administrative Agent, Issuing Bank and Swing Line Lender.

“Final Calculations” has the meaning set forth in Section 2.12(a).

“Final Cash” has the meaning set forth in Section 2.12(a).

“Final Closing Balance Sheet” has the meaning set forth in Section 2.12(a).

“Final Closing Date Indebtedness” has the meaning set forth in Section 2.12(a).

“Final Net Working Capital” has the meaning set forth in Section 2.12(a).

“Final Purchase Price” means Enterprise Value, plus (b) Final Cash (as finally determined pursuant to Section 2.12),  minus (c) Final Closing Date Indebtedness (as finally determined pursuant to Section 2.12), minus (d) Final Transaction Expenses (as finally determined pursuant to Section 2.12), minus (e) the Adjustment Escrow Amount, minus (f) the PPP Escrow Amount, minus (g) the Securityholders’ Representative Expense Amount, minus (h) the amount, if any, by which the Target Net Working Capital exceeds the Final Net Working Capital (as finally determined pursuant to Section 2.12), plus (i) the amount, if any, by which the Final Net Working Capital (as finally determined pursuant to Section 2.12) exceeds the Target Net Working Capital, minus (j) the Closing Stock Value.

“Final Transaction Expenses” has the meaning set forth in Section 2.12(a).

“Financial Statements” has the meaning set forth in Section 3.11(a).

“Financing” has the meaning set forth in Section 6.9.

“Flow-Through Return” has the meaning set forth in Section 6.8(d).

“FLSA” has the meaning set forth in Section 3.18(f).

“Fraud” means, with respect to any Person, the intentional common law fraud (as determined pursuant to Delaware state Law) of such Person effected by such Person in the making of a representation and warranty (a) in the case of the Company, set forth in Article III hereof, (b) in the case of Blocker or the Blocker Seller, set forth in Article IV hereof, or (c) in the case of Parent or Merger Sub, set forth in Article V hereof.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Competition Authority” has the meaning set forth in Section 6.1(a).

“Governmental Authority” means the government of the United States or any foreign country or any state or political subdivision thereof and any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including quasi-governmental authorities established to perform such functions, as well as any arbitrator or arbitral body or body exercising, or entitled to exercise, any administrative, executive, judicial, adjudicative, legislative, police, regulatory or taxing authority or power of any nature including, without limitation, any and all Alcohol Beverage Authorities, the United States Food and Drug Administration and the United States Federal Trade Commission.

“Governmental Competition Authority” has the meaning set forth in Section 6.1(a).

“Hazardous Material” means (i) all substances, wastes, pollutants, contaminants and materials (collectively, “Substances”) regulated, defined or designated as hazardous, extremely or imminently hazardous, dangerous or toxic, under Environmental Laws, including the following federal statutes and their state counterparts, as well as these statutes’ implementing regulations: the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq. (“CERCLA”) the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S. C. Section 136 et seq; the Atomic Energy Act, 42 U.S.C. Section 22011 et seq; and the Hazardous Materials Transportation Act, 42 U.S.C. Section 1801 et seq; (ii) all Substances with respect to which any Governmental Authority may require investigation, monitoring, reporting, or remediation; (iii) mercury, (iv) petroleum and petroleum products and by products including crude oil and any fractions thereof; and (v) radon, radioactive substances, asbestos, urea formaldehyde, and polychlorinated biphenyls.

“Historical Accounting Practices” means the Company’s historical accounting practices as set forth on Annex V.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IFRS” means International Financial Reporting Standards as in effect from time to time

“Indebtedness” means, as to the Company, whether matured, unmatured, liquidated, unliquidated, contingent or otherwise, without duplication, all (a) all indebtedness for borrowed money, or issued in substitution for or exchange of indebtedness for borrowed money, or for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), including the current portion of such indebtedness, (b) all obligations evidenced by notes, bonds, debentures or similar instruments, (c) the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the Ordinary Course, but solely to the extent that such amounts are otherwise included in the calculation of the Final Purchase Price), (d) all capital lease obligations (excluding, for the avoidance of doubt, operating leases, including the Lease Agreement), (e) contractual obligations relating to interest rate protection, swap agreements and collar agreements, (f) deferred rent Liabilities, (g) all obligations under conditional sale or other title retention agreements, (h) the Pre-Closing Income Tax Liability Amount, (i) any indebtedness secured by a Lien on a Person’s assets, (j) any and all amounts related to the forgiveness of any loans or other obligations owed to the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, in all cases, arising on or prior to the Effective Time, (k) any incentive compensation (solely to the extent arising from the consummation of the Transactions) or paid time off owed by the Company or any of its Subsidiaries for employees attributable to any period at or prior to the Closing, plus the employer portion of any employment Taxes due in connection with any such payments, the execution of this agreement or as a result of the consummation of the transactions contemplated by this Agreement, to the extent not paid prior to Closing or otherwise included in the calculation of the Purchase Price, (l) any deposits for events at the taproom that may or could become payable upon cancellation at any time from and after the Closing, (m) any accrued interest on any of the foregoing, (n) any prepayment or other similar fees, expenses or penalties on or relating to the repayment or assumption of any of the foregoing, and (o) all guarantees of any of the items set forth in clauses (a) - (n) above. For the avoidance of doubt, “Indebtedness” shall not include (i) amounts actually included as Transaction Expenses or in calculating Net Working Capital, or (ii) the CARES Debt.

“Independent Auditor” has the meaning set forth in Section 2.12(b).

“Intellectual Property Rights” means any and all intellectual property and proprietary rights throughout the world including each of the following: (i) all United States and foreign patents and utility models and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations in part thereof (collectively, “Patents”); (ii) all Trade Secrets and similar rights in confidential information, know-how and materials; (iii) copyrights and all other rights corresponding thereto in any works of authorship, including Software (collectively, “Copyrights”); (iv) all trademark rights and similar rights in trade names, logos, trademarks and service marks together with all of the goodwill associated with the foregoing (collectively, “Trademarks”); (v) all rights in databases and data collections (including knowledge databases, customer lists and customer databases); (vi) all rights to Uniform Resource Locators, Web site addresses and domain names; and (vii) any registrations of or applications to register any of the foregoing.

“Intercompany Accounts” means all accounts payable of the Company or any of its Subsidiaries representing amounts owed by the Company or any of its Subsidiaries to divisions or Affiliates of the Company or any of its Subsidiaries and accounts receivable owed to the Company or any of its Subsidiaries by divisions or Affiliates of such Company or any of its Subsidiaries.

“Interim Financial Statements” has the meaning set forth in Section 3.11(a).

“Inventory” has the meaning set forth in Section 3.24(a).

“IRCA” has the meaning set forth in Section 3.18(b).

“IRS” means the Internal Revenue Service.

“IT Systems” means electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer systems (including all Software, databases, firmware, hardware and related documentation) and Internet websites.

“Law” means any law, statute, code, regulation, ordinance, rule, common law, Order or governmental requirement enacted, promulgated, entered into, agreed, imposed or enforced by any Governmental Authority.

“Lease Agreement” means that certain Lease Agreement dated as of October 20, 2020 by and between SweetWater Brewing Company, LLC and Cheese Grits, LLC.

“Lease Amendment” means that that certain amendment to the Lease Agreement substantially in the form attached hereto as Exhibit F, by and between SweetWater Brewing Company, LLC and Cheese Grits, LLC.

“Leased Real Property” has the meaning set forth in Section 3.18(a)(b).

“Letter of Transmittal” has the meaning set forth in Section 2.18(b).

“Liability” or “Liabilities” means any and all liabilities and obligation of any kind or nature whatsoever, whether known or unknown, express or implied, primarily or secondarily, direct or indirect, secured or unsecured, liquidated or unliquidated, absolute, accrued, contingent or otherwise and whether due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required by GAAP to be accrued on the financial statements of such Person.

“Lien” means any mortgage, lien, charge, restriction, pledge, security interest, option, lease or sublease, claim, right of any third party, easement, encroachment or encumbrance or other charges or rights of others of any kind or nature, except Permitted Liens.

“LLC Agreement” shall mean the LLC Agreement of the Company adopted by the Company at the direction of Parent at Closing.

“Losses” means all Actions, Orders, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, Liabilities, Taxes, Liens and losses (including costs of investigation, all reasonable accounting, consultant and attorneys’ fees, court costs, costs of expert witnesses and other expenses relating to any of the foregoing).

“Material Adverse Effect” means any event, development, change, effect or occurrence that is, or would reasonably be expected to, (a) be materially adverse to the business operations or financial condition of the Company and its Subsidiaries taken as a whole or (b) materially and adversely affect the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby; provided, however, that, solely for purposes of clause (a) above, a “Material Adverse Effect” shall not include changes to the assets, operations or financial condition of the Company to the extent resulting from (i) the announcement or disclosure of the transactions contemplated herein, including effects related to the identity of Parent, (ii) any hurricane, earthquake or other natural disasters, acts of god, or pandemics, including effects related to COVID-19 pandemic, COVID-19 Measures or any changes thereto or worsening thereof, (iii) changes in general economic, regulatory or political conditions in North America, (iv) changes in GAAP, (v) changes in the North American debt or securities markets, (vi) national or international political or social conditions, including, without limitation, the occurrence or escalation or any military action or any act of terrorism, (vii) changes in currency exchange rates or commodities prices, (viii) changes in Law or other binding directives issues by any Governmental Authority, (ix) compliance with the terms of this Agreement, (x) general business or economic conditions affecting the industry in which the Company or any of its Subsidiaries operates, (xi) any matter referenced in the Disclosure Letter, (xii) any act or omission of the Company taken with the prior consent of, or at the request of, Parent or (xi) any failure of the Company to meet projections or forecasts (provided that the underlying causes of such failure shall be considered in determining whether there is or has been a Material Adverse Effect); provided, further, that any event, development, change, effect, omission, occurrence, or circumstance referred to in clauses (ii) through (viii) and (x), immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur solely to the extent that such event, development, change, effect, omission, occurrence, or circumstance has a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its business.

“Material Company Intellectual Property Contract” has the meaning set forth in Section 3.10(a)(xiii).

“Material Distributors” has the meaning set forth in Section 3.20(b).

“Material Suppliers” has the meaning set forth in Section 3.20(a).

“Merger” has the meaning set forth in the recitals.

“Merger Sub” has the meaning set forth in the caption.

“Merger Sub Units” has the meaning set forth in the recitals.

“NASDAQ” means the Nasdaq Stock Market.

“Net Working Capital” means, as of any date of determination, an amount excess of (a) the sum of the line items identified as “Total Working Capital Assets” of the Company and its Subsidiaries set forth on Annex VI, over (b) the sum of the line items identified as “Total Working Capital Liabilities” of the Company and its Subsidiaries set forth on Annex VI, in each case, as of immediately prior to the Closing and determined in accordance with the Policies and Procedures. For the avoidance of doubt, Net Working Capital shall be calculated without giving effect to the Transactions.

“Object Code” means computer Software in binary form that is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

“Ontario Securities Act” means the Securities Act (Ontario), as amended, and the regulations and rules made thereunder.

“Order” means any decree, order, judgment, writ, award, injunction, stipulation or consent of or by, or settlement agreement with, a Governmental Authority.

“Ordinary Course” means the ordinary course of business of the Company and any of its Subsidiaries, consistent with past practice and custom.

“Organizational Documents” means the articles of incorporation, articles or certificate of incorporation, bylaws, articles or certificate of formation, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto, as applicable.

“OSHA” has the meaning set forth in Section 3.18(d).

“Outside Date” has the meaning set forth in Section 8.1(b).

“Parent” has the meaning set forth in the caption.

“Parent Closing Date Transaction” means any transaction engaged in by the Company or any of its Subsidiaries on the Closing Date, which occurs after the Closing or at the direction of Parent that is not contemplated by this Agreement and is outside the ordinary course of business, including any transaction engaged in by the Company or any of its Subsidiaries in connection with the financing of any obligations of Parent or the Company or any of its Subsidiaries to make a payment under this Agreement.

“Parent Common Shares” has the meaning set forth in Section 2.10.

“Parent Disclosure Letter” has the meaning set forth in the introductory paragraph in Article V.

“Parent Material Adverse Effect” means any event, development, change, effect or occurrence that is, or would reasonably be expected to, (a) be materially adverse to the business operations or financial condition of the Parent taken as a whole or (b) materially and adversely affect the ability of the Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby; provided, however, that, solely for purposes of clause (a) above, a “Parent Material Adverse Effect” shall not include changes to the business, operations or financial condition of the Company to the extent resulting from (i) the announcement or disclosure of the transactions contemplated herein, including effects related to the identity of Company, (ii) any hurricane, earthquake or other natural disasters, acts of god, or pandemics, including effects related to the COVID-19 pandemic or any changes thereto or worsening thereof, (iii) changes in general economic, regulatory or political conditions in North America, (iv) changes in GAAP, (v) changes in the North American debt or securities markets, (vi) national or international political or social conditions, including, without limitation, the occurrence or escalation or any military action or any act of terrorism, (vii) changes in currency exchange rates or commodities prices, (viii) changes in Law or other binding directives issues by any Governmental Authority, (ix) compliance with the terms of this Agreement, (x) general business or economic conditions affecting the industry in which the Parent operates, (xi) any matter referenced in the Disclosure Letter, (xii) any act or omission of the Parent taken with the prior consent of, or at the request of, Company or (xi) any failure of the Parent to meet projections or forecasts (provided that the underlying causes of such failure shall be considered in determining whether there is or has been a Parent Material Adverse Effect); provided, further, that any event, development, change, effect, omission, occurrence, or circumstance referred to in clauses (ii) through (viii) and (x), immediately above shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or could reasonably be expected to occur solely to the extent that such event, development, change, effect, omission, occurrence, or circumstance has a disproportionate effect on the Parent compared to other participants in the industries in which the Parent conducts its business.

“Parent’s Knowledge” or “Knowledge of Parent” or similar phrase means the knowledge of Irwin Simon, Carl Merton and Denise Faltischek, in each case, with the assumption that such Persons shall have made reasonable and diligent inquiry on the matters presented.

“Paying Agent” has the meaning set forth in Section 2.21.

“Paying Agent Agreement” has the meaning set forth in Section 2.21.

“Payment Schedule” means that certain schedule attached hereto as Annex VII, as updated prior to the Closing in accordance with this Agreement, setting forth the number and type of Units owned by each Unitholder and the Blocker Seller, the percentage interest of each Unitholder and the Blocker Seller and a breakdown of the consideration payable hereunder (including the Earn-Out Payments, Adjustment Escrow Amount and PPP Escrow Amount) payable to and Stock Consideration issuable to each Unitholder and the Blocker Seller under the scenarios illustrated therein. For the avoidance of doubt, the Payment Schedule attached as Annex VII hereto as of the date hereof contains estimated calculations of the amounts set forth thereon for illustrative purposes only, and the payments required pursuant to this Agreement shall be calculated based on the calculations set forth in the final Payment Schedule delivered pursuant to Section 2.9.

“Permit” has the meaning set forth in Section 3.15.

“Permitted Liens” means (a) Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which are being contested in good faith or for which appropriate reserves have been established in accordance with GAAP, (b) mechanic’s, workmen’s, repairmen’s, carrier’s, warehousemen’s or other like Liens for amounts not yet due and payable or the amount or validity of which are being contested in good faith or for which appropriate reserves have been established on the Financial Statements in accordance with GAAP, (c) Liens securing the obligations of the Company under or in respect of Indebtedness under the existing credit facilities all of which will be paid off at the Closing, (d) Liens created, imposed or promulgated by Law or by any Governmental Authority not resulting in a Material Adverse Effect, (e) Liens to secure landlords, lessors, or renters under Leases incurred in the Ordinary Course, (f) Liens arising from non-exclusive licenses of Intellectual Property Rights, (g) Liens arising by operation of Law in the nature of zoning restrictions and (h) Liens created by or imposed on Parent or Merger Sub.

“Person” means any natural person, corporation, limited liability company, partnership, firm, joint venture, joint-stock company, trust, association, unincorporated entity or organization of any kind, Governmental Authority or other entity of any kind.

“Policies and Procedures” has the meaning set forth in Section 2.9.

“PPACA” has the meaning set forth in Section 3.18(k).

“PPP Escrow Account” has the meaning set forth in Section 2.11(d).

“PPP Escrow Agent” means Truist Bank.

“PPP Escrow Amount” means $441,162.

“PPP Escrow Agreement” means that certain escrow agreement in a customary form reasonably acceptable to the Parent and the Company for purposes of the PPP Escrow Amount, to be entered into at the Closing by and between Parent, Securityholders’ Representative and PPP Escrow Agent.

“PPP Loan” has the meaning set forth in Section 3.28.

“Pre-Closing Blocker Reorganization” has the meaning set forth in the Recitals.

“Pre-Closing Income Tax Liability Amount” means the excess, if any (but not less than $0), of the aggregate income Tax liabilities, over the aggregate income Tax assets (including Tax refunds and credits, estimated payments and prepayments of income Taxes, and applicable Transaction Tax Deductions) of the Company on a combined basis, in each case, attributable to any Pre-Closing Period for which the applicable Tax Return was not yet filed as of the Closing Date. The calculation of the Pre-Closing Income Tax Liability Amount shall (a) exclude any deferred income Tax liabilities or deferred income Tax assets and any assets or liabilities to the extent accounted for through Net Working Capital, (b) assume that the Tax period of the Company that includes the Closing Date ends on the Closing Date and (c) exclude any Taxes arising from a Parent Closing Date Transaction.

“Pre-Closing Period” means any Tax period ending on or before the Closing Date.

“Pre-Registration Price” has the meaning set forth in Section 6.12(f)(ii).

“Prospectus” has the meaning set forth in Section 6.12(a)(ii).

“Prospectus Supplement” has the meaning set forth in Section 6.12(a)(i).

“Public Company Reports” has the meaning set forth in Section 5.10(a).

“Purchase Price Allocation Schedule” has the meaning set forth in Section 2.20(b).

“R&W Policy” means that certain representations and warranties insurance policy, dated as of the date hereof, a copy of which is attached hereto as Exhibit G.

“Redeemed Holder” has the meaning set forth in the Recitals.

“Redeemed Units” has the meaning set forth in the Recitals.

“Redemption” has the meaning set forth in the Recitals.

“Registerable Value” has the meaning set forth in Section 6.12(f)(ii).

“Registered Intellectual Property” means all United States, international and foreign: (i) Patents; (ii) Trademarks; (iii) Copyrights; and (iv) any other Intellectual Property Rights, in each case, that are the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

“Registrable Shares” has the meaning set forth in Section 6.12(a)(i).

“Registration Statement” has the meaning set forth in Section 6.12(a)(i).

“Release” means releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping.

“Released Claims” has the meaning set forth in Section 6.14(a).

“Released Parties” has the meaning set forth in Section 6.14(a).

“Representatives” means, with respect to any Person, the directors, officers, employees, advisors (including investment bankers, financial advisors, legal counsel, accountants and consultants), financing sources and other agents and representatives of such Person and its Affiliates.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Securities Laws” means the Securities Act, the Securities Exchange Act, the Canadian Securities Laws, and all other applicable securities Laws promulgated by the SEC, CSA or any other relevant Governmental Authority.

“Securityholders’ Representative” has the meaning set forth in the caption.

“Securityholders’ Representative Expense Amount” means $500,000.

“Securityholders’ Representative Tax Matter” means (i) amending a Flow-Through Return; (ii) making or revoking an election on any Flow-Through Return filed after the Closing Date that adversely affects any Flow-Through Return or the income Taxes of the Company or any Subsidiary of the Company for a Pre-Closing Period or Pre-Closing Period portion of a Straddle Period; (iii) extending or waiving the applicable statute of limitations with respect to an income Tax of the Company or any Subsidiary of the Company for a Pre-Closing Period or Pre-Closing Portion of a Straddle Period; (iv) filing any ruling request with any Governmental Authority that relates to Flow-Through Returns or income Taxes of the Company or any Subsidiary of the Company for a Pre-Closing Period or Pre-Closing Period portion of a Straddle Period or (v) entering or pursuing a voluntary disclosure agreement with a Governmental Authority with respect to filing Flow-Through Returns or paying income Taxes for a Pre-Closing Period or Pre-Closing Period portion of a Straddle Period.

“Settlement Date” has the meaning set forth in Section 2.12(c).

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, program interfaces, models and methodologies, whether in Source Code or Object Code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) all user documentation, including user manuals and training materials, relating to any of the foregoing.

“Source Code” means computer Software and code, in form other than Object Code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Straddle Period” means any taxable period that includes (but does not end on) the date of Closing.

“Stock Consideration” has the meaning set forth in Section 2.10.

“Subsidiary” of any Person means another Person (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries or (b) of which such first Person and/or one of its Subsidiaries serves as a general partner (in the case of a partnership) or a manager or managing member (in the case of a limited liability company) or similar function. Notwithstanding anything to the contrary set forth herein, in light of the Redemption, no representations, warranties, covenants or agreements are made herein with respect to Cheese Grits and Cheese Grits shall not be deemed a Subsidiary of the Company for any purpose.

“Substances” has the meaning set forth in clause (i) of the definition of Hazardous Material.

“Surviving Entity” has the meaning set forth in Section 2.1.

“SWB Members” means the members of SWB Management, LLC as set forth in that certain Limited Liability Company Agreement of SWB Management, LLC dated December 31, 2016 by and among SWB Management, LLC, Class V, Inc., the Company and each of the Persons party thereto.

“Target Working Capital” means $4,362,420.

“Taxes” means all taxes, charges, fees, duties (including custom duties), levies, or other assessments, including net income, gross income, capital gains, gross receipts, net receipts, gross proceeds, net proceeds, ad valorem, profits, real property, personal property (whether tangible or intangible), gaming, sales, use, franchise, capital, excise, estimated, value added, stamp, lease, transfer, occupational, equalization, license, payroll, employment, environmental, disability, severance, withholding, unemployment, or other taxes, charges or fees assessed by any Governmental Authority, including any interest, penalties, or additions to tax attributable thereto.

“Tax Contest” has the meaning set forth in Section 6.8(e).

“Tax Return” means any return, report or similar statement filed or required to be filed with any taxing authority with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

“Trade Secrets” means, where protectable as a trade secret by applicable Law, any and all inventions (whether or not patentable, reduced to practice or made the subject of a pending patent application), invention disclosures and improvements, all proprietary information, know-how and technology, confidential or proprietary information and all documentation therefor.

“Transaction Expenses” means all (i) costs, fees and expenses (including attorneys’ fees, accountants’ fees, investment banking fees and other professional fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Blocker Sale and the other transactions contemplated by this Agreement payable by, in each instance, Blocker, the Company or any of their respective Subsidiaries, (ii) any (A) amounts (including transaction or change-in-control bonuses or similar payments) payable by the Company to any Person solely in connection with, or conditioned in any way upon, the consummation of the transactions contemplated by this Agreement, (B) amounts payable to any employee, officer, director or consultant of either Company pursuant to the incentive plans or any employment agreement or other Contract with any of the aforementioned Persons solely as a result of the consummation of the transactions contemplated hereby (including, for the avoidance of doubt, the amounts payable pursuant to the Bates Agreement), and (C) any severance (and other post termination) obligation of the Company to any Person whose employment has been terminated prior to the Closing (including payments under any non-competition or consulting agreements or arrangements or any COBRA or similar payments), any deferred compensation or other similar payment, in each instance, plus the employer portion of any employment Taxes due and payable in connection with (w) any such payments, (y) the execution of this Agreement or (z) as a result of the consummation of the transactions contemplated by this Agreement, (iii) 50% of any and all fees of the Adjustment Escrow Agent under the Escrow Agreement, (iv) any and all Transfer Taxes, including, for the avoidance of doubt, all Transfer Taxes associated with the transactions contemplated by the Redemption, (v) any and all costs, fees, expenses and premiums necessary to obtain the tail pursuant to Section 6.5(a), (vi) any and all fees of the Paying Agent under the Paying Agent Agreement, and (vii) any and all fees of the PPP Escrow Agent under the PPP Escrow Agreement.

“Transaction Tax Deductions” means the aggregate amount of Tax deductions arising from (i) any compensatory payments made or accrued by the Company or any of its Subsidiaries (or Merger Sub or Parent on behalf of the Company or any of its Subsidiaries) in connection with the transactions contemplated by this Agreement, (ii) any pay down, prepayment or satisfaction of any portion of the Closing Date Indebtedness by the Company or any of its Subsidiaries (or Merger Sub or Parent on behalf of the Company or any of its Subsidiaries) or otherwise in accordance with this Agreement, (iii) the Transaction Expenses and (iv) any other deductible payments that are attributable to the transactions contemplated by this Agreement and economically borne by the Unitholders. For this purpose, seventy percent (70%) of any Transaction Tax Deductions that are success-based fees shall be treated as deductible in accordance with IRS Revenue Procedure 2011-29.

“Transactions” has the meaning set forth in the recitals.

“Transfer Taxes” has the meaning set forth in Section 6.8(a).

“Trigger Date” has the meaning set forth in Section 6.12(f)(i).

“TSX” has the meaning set forth in Section 6.1(a).

“TSX Manual” has the meaning set forth in Section 6.1(a).

“Unitholder” has the meaning set forth in the recitals.

“Units” has the meaning set forth in the Company LLC Agreement.

“Upward Adjustment Amount” has the meaning set forth in Section 2.13(a)(ii).

“Waiver Agreement” means that certain Waiver Agreement substantially in the form attached hereto as Exhibit H, by and between the Company and SWBC Craft, LLC

ANNEX II

Policies and Procedures

Together with the calculation detailed in Annex VI, the following will apply (i) for purposes of calculating the Estimated Net Working Capital pursuant to Section 2.9 of the Agreement and (ii) for purposes of calculating the Final Net Working Capital pursuant to Section 2.12 of the Agreement.

1.	Except as otherwise provided herein, as contemplated by Annex VI or as contemplated by the Historical Accounting Practices, Net Working Capital, Estimated Net Working Capital and Final Closing Working Capital will be calculated in accordance with GAAP, applied consistently with the conventions, procedures, methodologies, and principles used in preparing the Financial Statements.

2.	Net Working Capital, Estimated Net Working Capital and Final Net Working Capital will be calculated without giving effect to any of the transactions contemplated by this Agreement.

3.	“Current Assets” will include only (i) accounts receivable (net of allowance for doubtful accounts), (ii) inventory and (iii) other current assets (including, but not limited to, prepaid expenses, prepaid hops, prepaid insurance and prepaid point-of-sale and marketing costs).

4.	For the avoidance of doubt, Current Assets will not include (i) cash and cash equivalents, (ii) any income Tax assets (whether current or deferred), (iii) prepaid Transaction Expenses, and (iv) intercompany and related company accounts receivable.

5.	“Current Liabilities” will include, (i) accounts payable, (ii) accrued expenses (including accrued payroll, accrued bonuses or other compensation and fees and any payroll taxes with respect thereto), (iii) accrued property tax, (iv) accrued utility payments, (v) accrued freight, (vi) accrued excise and sales and use tax and (vii) deposit liabilities.]

6.	For the avoidance of doubt, Current Liabilities will not include (i) any Transaction Expenses, (ii) Indebtedness (including the current portion of capital lease obligations), (iii) intercompany and related company accounts payable, and (iv) income Tax liabilities (whether current or deferred) or other deferred Tax liabilities.

ANNEX III

Calculation of Adjusted EBITDA

ADJUSTED EBITDA DEFINITION

“Adjusted EBITDA” means on a consolidated basis for any period of computation:

(i)     the sum (without duplication) of the following, which calculations shall be calculated in a manner consistent with and apply the same accounting methods, policies, practices, classifications and estimation methodologies used in the sample calculation detailed below under Section (II), consistently applied:

a.	the aggregate net income (or loss) as determined in accordance with GAAP, of the Company and its Subsidiaries (“Net Income”);

b.	plus, the amount of interest expense deducted in determining Net Income;

c.	plus, the amount of all income taxes (and other payments in lieu of income taxes) deducted in determining Net Income (including payments under tax-sharing arrangements with Parent or its Affiliates);

d.	plus, the amount of depreciation and amortization deducted in determining Net Income;

e.	minus, the amount of interest income added in determining Net Income; and

f.	minus, the amount of income tax benefit added in determining Net Income.

(ii)  Notwithstanding the foregoing, in determining Adjusted EBITDA for purposes of this Agreement:

a.	Adjusted EBITDA shall exclude:

i.	non-cash share-based compensation;

ii.	non-recurring expenses;

iii.	brand income rights income; and

iv.	non-recurring income and gains

b.	For greater clarity, the calculation of Adjusted EBITDA shall not include any add backs or adjustments related to COVID-19 or the pandemic.

Sample Calculation of Adjusted EBITDA

net in-come	$20,466,465
plus interest expense	$0
plus income taxes	$0
plus depreciation and amortization	$3,803,085
minus interest income	$0
minus income tax benefit	$0
exclude:
non-cash share-based compensation	$72,240
non-recurring expenses	$73,345
brand income rights income	$(1,764,243)
non-recurring income and gains	$0
Adjusted EBITDA	$22,650,892

ANNEX IV

Purchase Price Allocation

REDACTED - COMMERCIALLY SENSITIVE INFORMATION

ANNEX V

REDACTED - COMMERCIALLY SENSITIVE INFORMATION

ANNEX VI

Sample Calculation of Working Capital

(See attached)

REDACTED - COMMERCIALLY SENSITIVE INFORMATION

ANNEX VII

Payment Schedule

(See attached)

REDACTED - COMMERCIALLY SENSITIVE INFORMATION

EXHIBIT A

Redemption Agreement

(See attached)

REDACTED - COMMERCIALLY SENSITIVE INFORMATION

EXHIBIT B

Certificate of Merger

(See attached)

REDACTED - COMMERCIALLY SENSITIVE INFORMATION

EXHIBIT C

Letter of Transmittal

(See attached)

REDACTED - COMMERCIALLY SENSITIVE INFORMATION

EXHIBIT D

Adjustment Escrow Agreement

(See attached)

REDACTED - COMMERCIALLY SENSITIVE INFORMATION

EXHIBIT E

Bensch Consulting Agreement

(See attached)

REDACTED - COMMERCIALLY SENSITIVE INFORMATION

EXHIBIT F

Lease Amendment

(See attached)

REDACTED - COMMERCIALLY SENSITIVE INFORMATION

EXHIBIT G

R&W Policy

(See attached)

REDACTED - COMMERCIALLY SENSITIVE INFORMATION

EXHIBIT H

Waiver Agreement

(See attached)

REDACTED - COMMERCIALLY SENSITIVE INFORMATION

SCHEDULE I

Redemption / Pre-Closing Blocker Reorganization

(See attached)

REDACTED - COMMERCIALLY SENSITIVE INFORMATION